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03024824

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Macquarie Bank Limited

*CURRENT ADDRESS: Level 9
15 London Circuit
Canberra ACT 2600
Australia

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

FILE NO. 82- 34740 FISCAL YEAR 3/31/03

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DAT : 7/25/03

MACQUARIE BANK
2002 ANNUAL REVIEW


MACQUARIE
BANK

www.macquarie.com.au

2002 Concise Report

Macquarie Bank Limited
ACN 008 583 542

The Macquarie Bank Group's annual report consists of two documents – the 2002 Annual Review (incorporating the Concise Report) and the 2002 Financial Report. The 2002 Annual Review discusses the Group's operations and provides a summary of the financial statements.

If you would like a copy of the 2002 Financial Report, which contains the financial statements in full, please call us on (61 2) 8232 3333. Or you can access the 2002 Financial Report at www.macquarie.com.au/investorrelations

2002 Annual General Meeting
Macquarie Bank's 2002 Annual General Meeting will be held at 10.30 am on Thursday, 25 July 2002 at The Westin Sydney, No.1 Martin Place, Sydney. Details of the business of the meeting are contained in the separate Notice of Meeting sent to investors.

Macquarie and the Holey Dollar
In 1813 Lachlan Macquarie, Governor of the colony of New South Wales, overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching out the centres and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence). This single move not only doubled the number of coins in circulation but increased their total worth by 25 per cent and prevented the coins from leaving the colony.

Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol of the Macquarie Bank Group.

MACQUARIE BANK

The Macquarie Bank Group is a pre-eminent provider of investment banking and financial services. In Australasia we provide a full range of investment, financial markets and advisory products and services. Internationally we focus on select markets where we are able to provide special value.

Cover image

Growth in specialist funds
Drawing on our expertise in select sectors, an exciting area of growth is in the management of specialist asset class funds, such as infrastructure. During the year Macquarie Infrastructure Group acquired an effective holding of 43 per cent in Canada's Highway 407, the largest privatised tollroad in the world.

Highlights

- Profit from ordinary activities after tax attributable to ordinary equity holders increased 3.3 per cent to $250 million (132.83 cents per share)
- Return on average ordinary equity holders' funds was 18.7 per cent
- Dividends of 93 cents per share (70 per cent franked) for the year
- International income accounted for 26 per cent of the Group's income
- Total assets grew by $2.3 billion to $30.2 billion
- Year end capital adequacy ratio was 19.4 per cent

Consolidated Group Profits
Year ended 31 March

	2002 $M	2001 $M	% change
Total income	1,600	1,472	8.7%
Total expenses	-1,245	-1,147	8.5%
Pre-tax profit	355	325	9.2%
Income tax expense	-76	-53	43.4%
Profit after tax	279	272	2.6%
Outside equity interests	-	1	
Distribution on Macquarie Income Securities	-29	-31	-6.4%
Profit after tax attributable to ordinary equity holders	250	242	3.3%

Relative Contributions to Consolidated Profit by Operating Groups

	2002 %	2001 %
Investment Banking Group		
- Corporate Finance/Infrastructure and Specialised Funds	30	19
- Structured Finance/Cross-border Leasing	11	18
- Other	20	9
Total Investment Banking Group	61	46
Treasury and Commodities Group	21	20
Banking and Property Group	18	14
Funds Management Group	3	3
Equity Markets Group	0	19
Financial Services Group	-1	-3
Other	-	1

Ratings

	Short-term	Long term
Fitch Ratings	F1	A+
Moody's Investors Service	P1	A2
Standard & Poor's	A1	A

Reported Annual Net Profit Attributable to Ordinary Equity Holders
$million


250
200
150
100
50
0
59.8
73.9
76.1
93.2
116.9
141.2
165.0
210.2
242.0
250.0
31 March
30 September

Net Capital Base (regulatory)
$million at 31 March


2500
2000
1500
1000
500
0
397.0
512.0
573.8
620.0
620.9
813.0
862.2
1564.6
1581.0
2069.0
Other
Shareholders' Equity

Return on Average Ordinary Equity Holders' Funds
%pa year ended 31 March


30
25
20
15
10
5
0
21.3
23.5
21.1
23.1
25.2
26.1
26.8
28.1
27.1
18.7

Chairman's and Managing Director's Report

The year saw Macquarie perform well in a difficult environment and we are pleased to report an increase in profitability, albeit a modest one. Macquarie was one of only a few major investment banks globally to record a profit increase. Our key strategic initiatives progressed well during the year – we experienced growth in staff numbers, have seen broad increases in market share and we successfully completed a $500 million capital raising to assist in funding seed assets for our specialist funds.

Result
For the year ending 31 March 2002 the Macquarie Bank Group (the Group) is pleased to report a profit slightly ahead of the prior corresponding year.

- Consolidated pre-tax profit attributable to ordinary equity holders increased 10 per cent to $326 million.
- Consolidated after-tax profit attributable to ordinary equity holders increased 3.3 per cent to $250 million.

Sadly, the year was marked by the tragic events of 11 September 2001 and their social and economic consequences. In this difficult environment Macquarie performed well relative to industry peers, and was one of only a few major investment banks globally to record an increase in profitability, albeit a modest one.

Our basic strategic initiatives progressed well:

- the Bank experienced net growth in staff numbers
- broadly we have seen increases in market share
- the Bank successfully completed a $518 million capital raising to assist in funding seed assets for our specialist funds.

The performance and outlook of each of the Bank's operating Groups is described later in this Annual Review and the relative contributions are set out in the table on page 3. In summary:

- Investment Banking Group substantially increased its contribution, organising itself around its clients and growing specialist funds
- Treasury and Commodities Group increased its contribution slightly despite difficult market conditions
- Banking and Property Group made a record contribution with increased results in all businesses
- Funds Management Group's contribution was up with funds under management increasing by 19 per cent
- Equity Markets Group's contribution was down significantly with results in Australian and South African markets largely offset by adverse results from Hong Kong and European markets, in which difficult trading conditions prevailed
- Financial Services Group made a small negative contribution and is making good progress in its three-year development program.

The development of strategic opportunities through our specialist funds continued to be a focus across the Group. With our combined investment banking and industry sector expertise we were able to achieve strong growth across a range of funds and to develop new funds in the airport and Asian property sectors.

Total income grew by 8.7 per cent to $1.6 billion. This income derived from our broad range of businesses operating in 26 international locations. It reflects the diversity and quality of our business mix and geographic spread. Annuity income (from medium- or long-term contractual arrangements) represented approximately 35 per cent of our total income.

Basic earnings per share decreased 4.4 per cent to 132.83 cents per share.

The annual after-tax return on average ordinary equity holders' funds was 18.7 per cent.

The effective income tax rate for the period increased to 23.3 per cent, up from 18.4 per cent last year. This is a result of a change in the mix of Australian and international income, which is subject to lower tax rates.

Focus in international markets
Macquarie takes a focused approach to developing our international businesses. We are committed to competing in markets where we believe we can add special value for our clients. Despite subdued conditions across global financial markets, we continued to grow our operations – expanding existing businesses, forming joint ventures with local market partners and making some niche acquisitions.

International operating income was approximately $384.1 million, a decrease of 2.8 per cent over the prior corresponding year. International activities contributed 26 per cent of the Group's income.

Our clients – the centre of all we do
Macquarie's key focus is our clients. We provide our services to three broad client sets:

- investors and intermediaries
- corporates and governments
- professionals and entrepreneurs.

By focusing on our clients in this way we can continually develop and improve our offerings to each set.

Investors are the largest client set – both in client numbers and value created. We can provide a unique offering to investors because of the synergies that arise from our ability to combine the following areas of expertise:

- manufacture products
- hold and manage assets
- distribute products
- provide access to markets
- make prices
- provide risk management services.

This approach is exemplified in our specialist funds strategy, such as for the unlisted Macquarie Airports Group (MAG) and the recently ASX-listed Macquarie Airports (MAp) fund. Here we developed the product (the funds), we acquired the underlying assets (stakes in Bristol and Birmingham international airports) and we distributed ownership of the assets through the two funds.

Capital management
The Bank made a $500 million share placement in September 2001 and subsequently another $17.8 million was raised from the Share Purchase Plan offer to Australian and New Zealand shareholders. The capital raised was not earmarked for specific transactions but has enabled expansion of the Group's strategic development of its specialist funds through the acquisition of seed assets, particularly the acquisition of NTL Inc's Australian business.

The Group's capital adequacy ratio of 19.4 per cent and its Tier 1 ratio of 17.8 per cent continued to well exceed the minimum levels set by the Australian Prudential Regulation Authority.

Dividend reinvestment plan activated
Shareholders have been advised that the Dividend Reinvestment Plan (DRP) approved by shareholders at last year's Annual General Meeting has now been activated. Shareholders resident in Australia and New Zealand will be able to participate in the DRP in respect of the 2002 final ordinary dividend and acquire fully paid ordinary Bank shares at a 2.5 per cent discount to the prevailing market price and without any transaction costs.

What We Stand For
Macquarie Bank aspires to be a pre-eminent provider of financial services over the long haul. We recognise that, however our achievements to date are judged, the quest for improvement is never ending. The Macquarie culture is represented by the way in which we act and work together. The values to which we aspire can be summarised in six principles:

- Integrity
- Client commitment
- Strive for profitability
- Fulfilment for our people
- Teamwork
- Highest standards

Chairman's and Managing Director's Report continued



Our people
Encouraging staff in their philanthropic activities is one of the ways we seek to provide a stimulating and supportive environment for our people. During 2001 – International Year of the Volunteer – we recognised volunteer work undertaken by Macquarie staff, including work to fund the building of a community hall for the Sydney Rotary Club's Lifestart project. Lifestart is a family-focused, play-based early childhood intervention program for young children with an intellectual disability or developmental delay.

Total funds under management
Funds under management are those funds the Group actively manages where the underlying business is wealth creation. Details of these are given on page 50. In the year ending 31 March 2002 total Group funds under management grew 33.7 per cent to $41.3 billion.

The growth in funds under management reflected the success of our strategic emphasis on client wealth creation – particularly the development of our specialist funds in infrastructure and property.

Our people
At Macquarie Bank we provide an environment where our people can make use of their creativity and skills and be successful. It is an environment where entrepreneurs can flourish. By avoiding unnecessary bureaucracy while maintaining strong prudential controls we help our talented teams across the world to work together to achieve success for our clients, our staff and our shareholders.

In this past year we called on our people to rise to even higher standards than usual. We watched with great pride as they responded to the events of September 11, determined to help those affected, maintain services and not allow those tragic acts to further disrupt the communities of which we are a part.

Macquarie Bank was again pleased to be rated the top financial institution and the second best employer overall (up from fourth last year) on the list of Best Employers to Work for in Australia. We are proud to be recognised for our commitment to the continued success of our people.

Outlook
We expect that the investment of the new capital raised in 2001 will increasingly contribute to growth. In particular, we are confident of continued growth in specialist asset class funds management. We anticipate continued strong growth in business from our largest client set, investors and intermediaries. The benefits from cost initiatives implemented during the year should also have a positive impact on earnings.

We remain mindful that in the short term the Group's performance is subject to conditions in the markets in which we operate and that there are many unpredictable external influences that can affect performance. Nevertheless, the year ending 31 March 2002 saw improved levels of activity across the Group and, subject to market conditions, we expect good overall earnings growth in the current year.

David Clarke
Executive Chairman

Allan Moss
Managing Director and
Chief Executive Officer

Management and organisation

Key to Macquarie's success is a unique management style that aims to provide individual businesses with a balance between operating freedom, and controls on risk limits and observance of professional standards. This approach, which we term 'loose/tight', is reflected in the Bank's organisational structure. It is designed to be non-hierarchical and encourages a sense of ownership and entrepreneurial endeavour by business managers.

The Bank's activities are organised into six operating Groups, which focus on defined product or market segments. The six Groups are:

- Investment Banking Group
- Treasury and Commodities Group
- Equity Markets Group
- Banking and Property Group
- Funds Management Group
- Financial Services Group.

Each Group comprises several Divisions. The six Groups have the operating freedom to develop and implement business unit strategy, new products and services, market initiatives and domestic and international alliances.

Outside of the major business Groups is a specialist business, Macquarie Direct Investment, which is responsible for managing the Bank's private equity activities.

All businesses operate within overall guidelines and specific parameters set by the Board and Executive Committee (a central group comprising the Chairman, Managing Director, Deputy Managing Director, business heads and Head of Risk Management). The focus of central management is on risks to the Bank arising from market and industry forces and issues of medium- and long-term significance.

A network of support areas provides the infrastructure that enables the Bank's businesses to operate. These include the Information Services Division (systems and communications technology), the Corporate Affairs Group (comprising Human Resources and Business Services, Corporate Communications, Company Secretarial, Financial Operations and Taxation) and the Quantitative Applications Division.

A full directory of the Bank's Groups and Divisions is set out on page 51.

Strong prudential management has been fundamental to the Bank's success over many years and all business activities are encompassed by a robust risk management framework. The Risk Management Division manages financial risks including credit risk (risk of counter-party default), market risk (risk arising from changes in price or volatility of the underlying index or asset within trading portfolios), operational risk (risk of error or loss due to failed or inadequate internal processes, people and systems or from external events), legal compliance risk and liquidity risk.


Information Services Division
Ian Graham
Macquarie Direct Investment
Sandy Lockhart
Equity Markets Group
Olimar Weiss
Funds Management Group
David Deverall
Risk Management Division
Executive Chairman
David Clarke
Managing Director and Chief Executive Officer
Allan Moss
Deputy Managing Director
Richard Sheppard
Board of Directors
Executive Committee
Central Executive
Treasury and Commodities Group
Andrew Downe
Banking and Property Group
Bill Moss
Quantitative Applications Division
John Green
Risk Management Division
Nick Minogue
Financial Services Group
Peter Maher
Investment Banking Group
Nicholas Moore
Corporate Affairs Group
Richard Sheppard

Macquarie in the community

The Macquarie Bank Foundation was established in 1984 to formalise the Bank's community support program, and with the aim of providing a leadership role in corporate social responsibility. Each year, a portion of the Bank's annual profit is allocated to the Foundation to fund programs benefiting the communities of which Macquarie is a part, in the areas of education, the arts, health research and health care, welfare and the environment.

During 2001 – International Year of the Volunteer – the Macquarie Bank Foundation was proud to salute the volunteer work undertaken by Macquarie Bank staff. Many staff were nominated by colleagues for efforts spanning a broad range of volunteer activities and organisations. Two awards were presented, for volunteer work with the Margaret Oates Soup Van, which serves the inner Melbourne suburbs of Collingwood and Richmond, and with the Sydney Rotary Club, which undertakes a range of activities including youth initiatives in the CBD. Donations were made to both organisations.

The Macquarie Bank Foundation also supports staff philanthropic activities through the Staff Donation Support Policy, which enables staff to apply for donations to augment their own fundraising efforts. Organisations supported by staff and the Foundation during 2001 included Humpty Dumpty Foundation, Leukaemia Foundation, NZLJ Hospice Charitable Trust, Diabetes Australia, Redfern Legal Centre, Matthew Talbot Hostel, WIRES, World Vision, Oxfam, Community Aid Abroad, Lifeline, and Alaska Aids Ride.

The tragedy of September 11 touched the lives of many people around the world. It hit particularly hard the financial districts of New York and Macquarie staff lost family, friends and colleagues. Through the Macquarie New York office the Foundation donated $US100,000 to relief agencies and charities working with victims' families and committed funds to support staff in their fundraising efforts.

The year saw the creation of a new website to help those affected by breast cancer – www.breasthealthlink.com

The site was devised by a senior staff member who had previously been diagnosed with breast cancer but given a clean bill of health following surgery and treatment. She saw the need for an easy-to-use site to help people learn more about breast cancer, communicate with others touched by cancer and find more information. Macquarie staff provided pro bono assistance to build the site, with support also coming from IBM, beyondE, KPMG and the National Breast Cancer Foundation.

The Macquarie Bank Foundation continues to provide funding to many community organisations. The Foundation endeavours to assist a wide range of groups in the important work they do to improve the wellbeing of the communities of which Macquarie is a part. In 2001 funding assistance was provided to a range of organisations including the Future Problem Solving Program of Australia, Sailability Programs in Queensland and Western Australia, the Disability Foundation of Australia, Good Beginnings and the Children's Cancer Institute of Australia.

As part of the Foundation's education initiatives two young Australians are travelling for 12 months as AFS Macquarie Bank scholars, one attending school in Japan and the other in Germany.

The inaugural National Sculpture Prize and Exhibition, a partnership between the National Gallery of Australia and Macquarie Bank, was awarded in November. The winner was Ah Xian for his work *Human Human – Lotus, Cloissone Figure 1*. The People's Choice Award was won by Ruth Downes for *Tea Party in the Mayoral Garden*. The Prize and Exhibition was an unqualified success, with more than 480 entries from around Australia, 30 finalists forming the exhibition and over 90,000 people attending the exhibition over the summer holidays. The Australian Embassy in Washington will host an exhibition featuring the People's Choice winner in June 2002.

The Macquarie Bank Asthma Australia Research Alliance hosted the first Research Colloquium early in 2002, bringing together 35 of Australia's leading paediatric asthma experts. The Colloquium forms an important component of the Alliance in its efforts to foster communication among Australian asthma researchers and develop blueprints for future asthma research.



Supporting contemporary Australian sculpture
A partnership between Macquarie Bank and the National Gallery of Australia, the inaugural National Sculpture Prize and Exhibition was awarded in November 2001. The winning work was *Human Human – Lotus, Cloissone Figure 1* by Ah Xian.

Investment Banking Group

Investment Banking Group achieved an outstanding result. The benefits of placin structuring, stockbroking, underwriting and advisory capabilities on a common platform were demonstrat significantly increased contribution. The Group again made the largest contribution to the Bank's result, wi from a diverse domestic and international base and a growing income stream from the Group's specialist a

Corporate and Structured Finance Division includes the Corporate Finance, Infrastructure and Specialised Funds, Structured Finance and Cross-border Leasing businesses.

Within Corporate Finance, activities are aligned into the following specialist industry groups: Infrastructure, Resources, Industrials, Property, Financial Institutions and Telecommunications, Media, Entertainment and Technology (TMET).

Corporate Finance grew its specialist funds under management from $5.3 billion to $11.8 billion – including undrawn commitments of $1.7 billion for Macquarie Infrastructure Group (MIG), Macquarie Airports Group (MAG) and Macquarie Airports (MAp).

Highlights included:

- MIG's outstanding returns in the year to 30 June 2001 and the resulting significant management performance fee
- MIG's 40 per cent investment in Cintra Concesiones de Infraestructuras de Transporte SA and associated $1.7 billion capital raising
- MIG's $690 million acquisition of an additional 18.4 per cent (taking the effective holding to 43 per cent) in Canada's Highway 407, the world's largest privatised tollroad
- establishment of MAG, a private equity airport investment fund with the initial investments being 50 and 24.1 per cent interests, respectively, in Bristol and Birmingham international airports
- establishment and listing of MAp, Australia's first single-purpose airport fund. MAp's first investment was a 36.7 per cent interest in MAG
- the $850 million acquisition of NTL Inc's Australian business, which owns and operates broadcast transmission infrastructure used by public broadcasters ABC and SBS. The acquisition settled just after balance date.
- the launch of Los Angeles-based Four Corners Capital Management, a collateralised debt obligation specialist funds management business.

Highlights for Corporate Finance's advisory business included:

- advising Normandy Mining on takeover offers from AngloGold and Newmont Mining. The eventual $5.2 billion transaction was the largest ever successful takeover in the Australian resources sector
- advising the Federal Government on the $1.2 billion privatisation of National Rail and Freightcorp's assets
- advising on and structuring of the financing for the Daejeon Riverside Expressway – a Korean greenfield project (conducted by Shinhan Macquarie Financial Advisory, the Bank's joint venture with Shinhan Bank in Korea)
- advising Brambles on its dual listed-companies merger with GKN plc
- advising The Coca-Cola Company on the $2.3 billion acquisition of Philippines bottling assets
- advising and structuring QBE's $665 million capital raising via a 'jumbo placement'
- advising Macquarie Office Trust on its successful $260 million takeover offer for 50 per cent of 2 Park Street Trust.

Macquarie maintained its strong position in the equity markets and its number two ranking for equity funds raised by transaction value in Australia in 2001 (Thomson Financial). Highlights included:

- involvement in 49 transactions, raising approximately $8.8 billion for clients
- GasNet initial public offering
- eight hybrid security issues including issues for Santos, Suncorp-Metway and Aristocrat
- more than $650 million of share buy-backs.

Structured Finance provides structuring assistance on corporate and project-financing transactions. Highlights included:

- two stapled bond transactions in Malaysia for Tenaga Nasional and Roadbuilder
- establishment of the Macquarie Nine Film and Television Fund, investing in Australian television and feature film projects.

Cross-border Leasing advises on and arranges finance for major capital expenditures. Although volumes were down, more than $9 billion in financings were completed. Highlights of the year included:

- air traffic control equipment for Skyguide (Swiss Air Traffic Control)
- telecommunications equipment for Deutsche Telekom, British Telecom, Telecom New Zealand, France Tel and Telekom Austria
- aircraft for Aer Lingus and Singapore Airlines
- US domestic transactions for Central Puget Sound Regional Transit Authority and New Jersey Transit.

Macquarie Capital provides tailored financial solutions using the Bank's balance sheet. A very strong year saw leasing books grow from $1.4 billion to $1.8 billion, including information technology equipment, general equipment and motor vehicles.

The contribution from Macquarie Equities Limited and Macquarie Research Equities was significantly higher than in the prior corresponding year. Broking revenue increased, reflecting improvements in market conditions and, more importantly, improved research, which led to greater market share. Macquarie Research Equities continued to offer extensive research on Australian and New Zealand stocks, covering 96 per cent (by market capitalisation) of the ASX 500 stocks with teams in Australia, Auckland, London, Hong Kong and New York.

The Investment Banking Group continued to expand its international capabilities, including:

- establishing a presence in Vienna focusing on cross-border leasing
- locating staff in Madrid following the Cintra acquisition
- establishing teams in New York with private debt placement and stadium finance skills.

Outlook

Further growth is expected in the next 12 months in infrastructure activities, leasing books and institutional stockbroking. Similarly, there should be growth in specialist funds from both expansion of existing funds and new funds. The Group is optimistic about its cross-border leasing activities with more transactions currently being documented than at the same time last year. There have also been signs of a recovery in mergers and acquisitions and initial public offerings from the low levels experienced towards the end of calendar 2001.



MIG acquires stake in world's largest private tollroad
The Corporate and Structured Finance Division grew its specialist funds under management from $5.3 billion to $11.8 billion, including undrawn commitments of $1.7 billion for Macquarie Infrastructure Group (MIG), Macquarie Airports Group (MAG) and Macquarie Airports (MAp). A highlight of the year was MIG's acquisition of a significant stake in Highway 407 in Canada, the world's largest privatised tollroad.

Treasury and Commodities Group

Treasury and Commodities Group enjoyed an improvement on last year's result – a strong outcome given the generally depressed and occasionally volatile commodities markets. All major operating businesses made a solid contribution. The Group successfully continued to expand its international activities.



Metals and Mining Division offers 24-hour price-making facilities for base and precious metals as well as financing and structured hedging facilities for metals projects. The Division's contribution, although strong, was slightly below that for the prior corresponding year due to a difficult market environment and lower hedging activity. Reduced client profitability also necessitated some increased provisioning.

Foreign Exchange Division provides 24-hour price-making services in G7 currency spot, forward and option products to Australian and international corporates and institutions. It also tailors structured term-hedging currency solutions. The Division enjoyed its most profitable year with all desks significantly increasing their profit contribution. The increase reflected higher turnover, increased market share and outstanding trading performances. Additionally, the Internet delivery business initiated 18 months ago is now opening new markets and has already generated a sound contribution to the Division's profits and diversity.

Treasury Division is responsible for the Bank's balance sheet, liquidity and interest rate management. Under the Bank's $US5 billion funding program the Division undertook a number of successful public and private transactions that further consolidated its presence in global funding markets. Despite some extreme volatility the Division delivered an excellent result while maintaining conservative management of the Bank's balance sheet and liquidity profile.

Innovative capital market solutions
For the fifth time, Debt Markets Division was arranger and lead manager of an automobile and equipment commercial hire purchase and finance lease-backed securities issue for ORIX Australia Corporation Limited's Eden Park Trust securitisation program. In addition to structuring the $191 million Eden Park Trust #5 issue, Debt Markets Division provided warehousing, derivatives, distribution and research facilities to the issuer.

Debt Markets Division provides a full spectrum of debt services and products to issuers, investors and balance sheet managers. It is particularly known for applying innovative securitisations to an expanding range of customer needs and opportunities. Its contribution was good but below the prior year's very strong result. The Division is selectively exporting its expertise. International initiatives include a new joint venture in South Africa.

Futures Division had another strong year of growth despite widely varying financial market conditions. Its contribution was well above the prior year's result, with increasing interest in international markets coming from both trading and funds management clients. The Division maintained a leading position in clearing and the number two position in execution on the Sydney Futures Exchange.

Agricultural Commodities Division operates in six international locations and is widely recognised as the world leader in over-the-counter agricultural financial products. Commodities covered include wheat, sugar, coffee, cotton and soy complex. The Division produced a profitable result in very difficult market conditions and despite some market disruptions following the events of 11 September 2001. However, its contribution was down on the prior year. Sugar was again a large contributor due to volatile market conditions, grain performed above expectations and wool achieved record volumes.

Risk Advisory Services provides specialised advisory teams that focus on servicing commodity markets (energy, agricultural and resources) and the treasury sector. The Division also has a specialised team responsible for the outsourced management of more than $4 billion of debt and asset portfolios for clients. Risk Advisory Services had a profitable year although its contribution was also down on the prior year.

Economic Research Division is the Bank's central source of economic and financial trend analysis and forecasts for business units and clients of the Bank. It also communicates the Bank's views on significant economic policy issues to the media and industry groups. The Division has made considerable progress in developing a more strategic business and investment focus in formulating economic advice. Two important measures of the success of this initiative have been the increased demand for the Division's services by several of the Bank's major corporate clients and the greater use of its economic research by institutional investment and broking clients.

Trading Funds Division incurred a small trading loss. Activities have been reduced and the Division has been absorbed.

Outlook
Treasury and Commodities Group expects moderate growth and will continue to focus on selective expansion and adding value for clients through superior service and product innovation. Opportunities will include further geographic expansion and establishment of an energy trading and finance business focused on international markets. The Group is positive about prospects for the next 12 months, including a continued strong outlook for Foreign Exchange and Metals and Mining given the expected fluctuations in currency markets and strong metals prices. However, the markets in which the Group operates, particularly commodities markets, are variable and conditions in these markets will be a major factor in the Group's future performance.

Banking and Property Group

Banking and Property Group posted its fourth consecutive record profit. There were increased contributions from every area – Property, Mortgages and Securitisation, Margin Lending, Banking and Medallist. All businesses are well positioned for continued growth and there are further initiatives in specialist property funds management.



Largest Australian property takeover of 2001
Macquarie Office Trust, in conjunction with General Property Trust, completed a successful takeover of 2 Park Street Trust, owner of the Citigroup Centre at 2 Park Street, Sydney. The transaction featured the first Reset Preference Unit issue for a listed property trust, raising $90 million in preferred equity. The Citigroup Centre, completed in 2000, is a premium-grade office tower featuring high-quality tenants and an excellent cash flow with an average 10-year unexpired lease term.

Property Division comprises Property Investment Management, Property Investment Banking, Property Finance and Property Asia business units. During the year Property Division and its associates increased funds under management by 42.6 per cent to $4.75 billion.

Property Investment Management (PIM) again performed strongly, rewarding investors with above-average returns across its four listed specialist-sector property trusts and nine property syndicates. Highlights included:

- Macquarie Office Trust's largest property takeover of 2001 (Citigroup Centre)
- Macquarie Direct Property's launch of three syndicates
- Macquarie CountryWide Trust's first investment in the US
- the record result achieved by Macquarie Goodman Management Limited, the 40 per cent-owned manager of the Macquarie Goodman Industrial Trust.

Property Investment Banking (PIB) posted a record profit and participated in transactions totalling more than $3 billion. Highlights included:

- agreement between Macquarie and Schroders Asian Properties LP to create a Shanghai property funds management and development business
- finalisation of PIB's $1.2 billion Federal Government asset sales program
- progress on mandates for Australia's two largest commercial projects – World Square in Sydney and Queen Victoria in Melbourne
- raising of $33 million to launch Macquarie Real Estate Equity Fund No. 1, an investment fund skewed towards residential developments
- securing of $75 million for the non-residential ICA Property Development Fund No. 2
- strong performance of the property development subsidiary Urban Pacific Limited.

Loan assets grew strongly in Property Finance, up by 30 per cent to $1.3 billion. The business generated strong profits, added new products and wrote record new business. It also established a presence in Seattle, which has enjoyed a promising start.

Property Asia was appointed in early 2002 as special adviser to the $US308 million Schroders Asian Properties Fund. It provides advice regarding the maximisation of investor returns, arrangement and structuring of finance, sourcing of new opportunities and the Fund's investment strategy.

Mortgages and Securitisation Division completed another strong year with significantly increased profitability. It successfully diversified distribution channels, improved yield and made a 10 per cent equity investment in Australia's largest mortgage broker, Australian Finance Group Limited. Alliances with Aussie Home Loans, Mortgage House, Royal Guardian and Australian Finance Group resulted in excellent new business flows, with the Division now managing some 65,000 loans totalling more than $8 billion. The Division also completed its first global bond issue in the US which, at $US1.2 billion, is its largest.

Margin Lending Division made another record profit contribution due to strong growth in loan volumes. Product innovation and diversity and an excellent distribution network were major strengths. Margin Lending has now extended this strategy to New Zealand, where its products are distributed through the Bank's Financial Services Group.

Banking Division marginally increased its contribution. A focus on growing new fee-generating services led to an improved revenue mix and reduced the historical reliance on loan margin revenue. Professional and Business Banking, which services niche professional industries and individuals, increased market share and established a presence in Adelaide. The Division successfully launched Wealth Link, which cross sells the Bank's retail products to its client base.

Medallist Golf Developments, Macquarie's joint venture with Greg Norman's Great White Shark Enterprises, continued to mature and is now involved in projects valued at $1.2 billion, encompassing 5,500 lots and 10 golf courses in Australia and the US. Highlights included:

- purchase of a controlling interest in a 1,000-hectare development in Savannah, Georgia
- acquisition of land in western Sydney for development
- exceptional sales at the Wild Heron and Pelican Waters projects.

Outlook
Banking and Property Group is positive about its outlook with two major transactions already announced post balance date: the acquisition by two Macquarie trusts of the office tower at No.1 Martin Place, Sydney and the $800 million ProLogis Trust. The Group expects continued growth in domestic margin lending and further geographic expansion in specialist property funds, property finance, mortgage securitisation and Medallist. However, there may be some slowing in the Australian property market and possible further pressure on lending margins.

Funds Management Group

Funds Management Group increased its contribution to the Bank's profit. There was good performance in most Australian funds and strong growth in international joint venture businesses. The Group's funds under management grew by 19 per cent to $27.1 billion.

Macquarie Funds Management Division grew funds under management by 14 per cent to $25.5 billion – representing $14.5 billion managed for institutional investors and $11.0 billion in retail funds.

Positioning Macquarie as a full-spectrum funds manager across all major asset classes in Australian and select international markets is essential to the Division's growth strategy. To this end the Division focused on developing innovative niche products and pricing structures that anticipate changing markets and can be fine-tuned for each client.

Four new products were launched in response to investors increasingly looking to global markets for new sources of returns and diversification:

- Macquarie Global Small Companies Solution
- Macquarie/PCG International Private Equity Fund
- Macquarie Global Enhanced Bond Fund
- Macquarie Global True Index Bond Fund.

With the addition of the two new bond funds, the Division now offers a complete range of Australian and international fixed-interest investments, enhancing its ability to deliver customised portfolios and maintaining its position as a leader in fixed interest management.

The Division's active equity funds showed improved performance at lower risk. This reflected changes made in 2001 to the risk controls and investment process which also led to significant upgrades from funds management research houses.

These funds are now consistent with Macquarie Funds Management's Precision Management approach in all asset classes, an approach that draws on its strength in risk management. Diversified funds also benefited, with top-quartile returns during the past year leading to a strengthened retail position for Macquarie.

Performance and flows into other funds continued to be pleasing. Macquarie Funds Management remains the only funds manager that offers True Index products (exact index returns with no management fee) in global and Australian fixed interest, equities and property securities. Performance fees from these funds provided significant income during the year. The Division has now introduced True Index Plus for Australian equities, which offers index returns plus 10 basis points with no management fee.

As opportunities in niche international markets have become increasingly important to growth, the Division established new wholly-owned businesses in Hong Kong and the United Kingdom, initially offering capabilities in low-risk equities. The first mandate in Hong Kong was a significant milestone and initial fund performance in the UK has been good.

International Division exports the Group's expertise into deregulating markets and currently participates in joint ventures in Malaysia with Arab-Malaysian Merchant Bank Berhad and in South Korea with IMM & Co., Ltd.

Total funds under management for these businesses increased 180 per cent to $3.3 billion. The Group's equity-accounted share quadrupled to $1.6 billion and the Division posted an increased profit contribution for the year.

The 30 per cent-owned Malaysian venture experienced good growth with total funds under management increasing 49 per cent to $1.6 billion. The business significantly increased its share of retail and institutional markets and is now the largest institutional asset manager in Malaysia.

The new 65 per cent-owned Korean venture also progressed with total funds under management growing from $0.1 billion to $1.6 billion. The business now manages a range of asset classes for institutional and retail investors, including many of Korea's leading institutions. It is expected to record its first annual profit in the next 12 months.

The Division continues to seek further opportunities to form new ventures in other Asian markets that demonstrate strong growth potential.

Outlook

In Australia the Group expects to gain an increasing share of the growing market for funds management products and services by offering innovative products and improved performance in active equities and diversified funds. The Group's strong international growth is also set to continue, via a number of new business opportunities and growth in existing businesses.



Korean funds management growth
Macquarie-IMM, the Group's Korean funds management alliance with IMM & Co., Ltd saw funds under management grow to 1.1 trillion Korean Won ($1.6 billion) during the year. The business now manages a range of asset classes for institutional and retail investors, including many of Korea's leading institutions.

Equity Markets Group

Equity Markets Group recorded a breakeven result for the year. The Australian operations contributed strongly and the South African joint venture achieved another record result. In other markets the Group was adversely affected by poor trading conditions. Very low investor demand and a regulatory market restructure severely impacted returns from the Hong Kong derivatives business. There were losses in the European derivatives business which is still in its establishment phase. However, the Group is confident th[illegible]ll positioned to benefit from any improvement in market sentiment.



Equity Markets Group undertakes the Bank's principal trading, risk arbitrage and market-making activities in equities and equity derivatives. It also originates equity-based financial products for retail and wholesale clients.

The Australian operation enjoyed an excellent year with the strong local economy increasing demand for warrants and retail products. Macquarie was the leading warrant issuer by value in 2001 with a market share of 25 per cent. That share increased to 36 per cent in the first three months of calendar 2002. The Group's standing in the instalment warrant market was maintained with a 60 per cent market share and a record volume outstanding. The Group also increased its share of the exchange-traded-options market by deploying new market-making technology.

In its fourth year of operation, the South African equity derivatives joint venture with The Standard Bank of South Africa produced another record result – despite very significant market movements. The business maintained its position as the leading warrant issuer and the largest market maker in over-the-counter structured equity derivatives in the South African market.

In the year to 31 March 2001 the Group's equity derivatives business in the Hong Kong market contributed some 10 per cent of the Bank's operating profit. In the year to 31 March 2002 it made a loss. Weak local retail demand had a very significant impact and a regulatory restructure of the warrants market prevented the issuance of warrants from June 2001 to the end of January 2002.

The issue of new warrants in Hong Kong is now less restrictive, with an increased number of issuers. Volumes of unlisted instruments sold to Asian investors (including equity-linked notes over US, European and Hong Kong stocks) steadily increased throughout the year.

The Group's European equity derivatives business incurred trading losses in its second year of operation and experienced market-related delays in commencing its UK activities. Efforts have been refocused on product issuance in other European markets where issuance commenced in December 2001. This activity is expected to form a growing element of the business over the next 12 months.

The Japanese equity derivatives business joint venture with Mizuho Securities (Mizuho) continued to experience poor trading conditions and subdued customer deal flow. A restructuring of the business resulted in relocation to Mizuho's offices in Tokyo and significantly closer links to Mizuho's network of clients. The operation is favourably leveraged to any improvement in Japanese market conditions.

The Group's first year of operations in Brazilian equity derivatives markets has been promising. The team in Sao Paulo grew to nine. The main focus continues to be the sale of equity structured products to the sizeable local pension fund industry.

Outlook

Equity Markets Group is well positioned to capitalise on any improvement in investor demand and increased transaction volumes. Warrant issuance has recommenced in Hong Kong but this business remains leveraged to market conditions. The Group's European operations are now restructured to focus on product issuance while the Japanese and Brazilian market operations will benefit from growing client deal flows. In Australia, market conditions may be less buoyant than in previous periods. The South African joint venture derivatives operation is likely to produce continuing strong performance. The Group will also further investigate other geographic expansion opportunities, particularly in Asia. Overall the Group is well positioned and leveraged for any improvement in market sentiment.

Investor demand drives Australian warrants growth

A strong Australian economy saw increasing demand for listed warrants, particularly from retail investors. With a market share of 25 per cent Macquarie was the leading issuer, by value, of listed warrants in the Australian market in 2001. In the first three months of 2002 that share increased to 36 per cent. Macquarie processes approximately 83,000 electronic warrant transactions per day.

Financial Services Group

As planned, Financial Services Group incurred a modest loss in the second year of its three-year development program. There was growth across all three distribution Divisions. The Group is targeting a strongly improved contribution in the next 12 months through the continued development of the retail brand, offering Australian investors access to Macquarie's innovative range of investment products and services.



The Group was established in June 2000 to provide an integrated, customer-centric approach to the Bank's retail financial services business. This has been a year of consolidation and good progress on this key initiative of the Bank, with most of the new technology required to consolidate Macquarie's retail services now in place.

Macquarie Adviser Services Division expanded the range of products and services offered to its network of more than 10,000 independent financial advisers (IFAs). Recognising the increasing importance of the IFA's role in Australia's wealth management market, the Division increased the resources dedicated to servicing this network. The Division drew more broadly on product specialists from Macquarie's institutional Divisions, many of whom are leaders in their field in Australia. This initiative was well received by IFAs.

The portfolio administration service, Macquarie Wrap Solutions, grew significantly. Assets under administration increased from $1.0 billion to $3.9 billion (breakeven achieved at $2.7 billion) from 130 dealer groups. With the industry growing at more than 30 per cent per annum and Macquarie's wrap service rapidly capturing market share, the product is expected to contribute significantly to profitability in future years.

Macquarie Financial Services Division provides direct advisory services to Australasian investors in the form of stockbroking, financial planning, private banking and portfolio management services.

The Division maintained its reputation as a leading innovator in the domestic private banking market, winning the INSTO Distinction Award 2001 for Private Bank of the Year. This achievement highlighted Macquarie's ability to provide high-net-worth clients with sound advice for protecting and growing wealth, particularly in volatile times.

Client holdings increased by 12 per cent. The Division gained substantial market share, acquiring a number of experienced advisers at historically very low prices. With equity market volumes now increasing again the Division's advisory operations are well positioned for the next 12 months.

The Client Contact Centres and Shared Services Division consolidated the Group's client contact facilities into three centres – the National Adviser Contact Centre in Brisbane and the Direct and Wrap Client Contact Centres in Sydney. Macquarie significantly outperformed other financial service providers in terms of overall client satisfaction according to a survey conducted by independent research company Roberts Research Group.

The Marketing Division continued to support each of these three distribution Divisions by developing Macquarie's retail brand, sourcing new products for the retail market and improving the online experience for customers.

Internationally, the Group has made a significant investment in the New Zealand market. With 25 advisers and a considerable IFA network now established, the Group is well positioned to capitalise on this under-serviced market. Revenues from the Group's joint venture with Sanlam in South Africa are growing and it is now expanding into other Bank products, including a highly successful hedge fund sourced from Treasury and Commodities Group.

Outlook

With most of the technology program required to consolidate Macquarie's retail services now completed, and continued reductions in per account servicing costs, the Group expects to pass breakeven during financial year 2003. The Group is confident of increasing its profit contribution in the longer term. Rapid growth in Macquarie's share of the wealth management market will be achieved through further focus on improvements to the customer experience. In particular, the Group will be focusing on increasing awareness of Macquarie as a provider of innovative investment products and services, powered by Macquarie's investment banking capability and the unique insight into global asset markets that this capability offers the retail investor.

Enhancing the customer experience
Macquarie outperformed other financial service providers in terms of overall client satisfaction in a survey by independent research firm Roberts Research Group. During the year the Group's client contact facilities were consolidated into three centres, upgrading services to meet the needs of various client segments and achieving significant efficiency increases.

Other Divisions

Macquarie Direct Investment Division
Macquarie Direct Investment Division is responsible for managing the Bank's private equity activities. Investments are made through Bond Street Investments (a wholly-owned subsidiary) and the six Macquarie Investment Trusts. Since this activity commenced in its present form in 1982, the Division has invested some $330 million in 41 businesses. Of these, 22 have been realised generating attractive returns.

For the year to 31 March 2002 market conditions did not favour exits – either in trade sales or initial public offerings (IPOs) – and accordingly the Division did not realise any major investments and reported a small loss. However, the conditions were very attractive for making new investments and a record number of transactions were completed through Macquarie Investment Trust III (MIT III). This included the management buyout of Automotive Parts Group (Repco) – one of the largest such buyouts completed in Australia. This now means the $220 million MIT III, which had its final close in June 2000, is effectively fully invested. Macquarie Investment Trust IV, which includes a second retail fund (Macquarie Private Equity Trust II) has been launched. The Division is seeking to raise $400 million in capital commitments but over-subscriptions of up to $100 million may be taken.

Towards the end of calendar 2001 Bond Street Investments made an offer to acquire the units in Macquarie Investment Trust and Macquarie Holdings Trust. All unitholders took up this opportunity to liquidate their holdings and it is anticipated that the trusts will be wound up once the remaining investments are realised.

Although there is unquestionably increased competition in the Australian private equity market, Macquarie Direct Investment is well positioned for the future. With a few exceptions the investee companies in MIT II and MIT III are performing well. As market conditions improve it is expected that a number of these investments will be realised and will generate satisfactory returns.

Quantitative Applications Division
The Division worked very closely with the Equity Markets Group in the year to 31 March 2002. One significant project was the selection of a new business-support system for the Group and in the next 12 months the Division will integrate its analytic techniques into this system.

The Division actively contributes to knowledge in the finance industry and presented papers to conferences in Boston and Tokyo.

The Division has successfully pioneered innovative pricing techniques for credit and electricity derivatives and contributed to academic advancement in this field. A number of key relationships with universities produced mutually beneficial research.

Corporate Affairs Group
The Human Resources and Business Services Division provides key support services to offices around the world.

Human Resources assists with recruiting, developing, rewarding and retaining the best people in Australia and internationally. This is achieved by:

- sophisticated recruitment strategies and techniques
- leadership, personal-development and training programs that help staff realise their potential and expand their career horizons
- performance-based reward mechanisms.

Business Services delivers high-quality office environments and services to support each business. During the year the team was involved in significant international office expansions and relocations.

The Corporate Communications Division is responsible for protecting the strength and integrity of the Macquarie brand and for managing name and reputation risks across the Bank. The Division oversees the Bank's public, media, government and community relations in Australia and internationally.

The past year has seen increased focus on international activities, with a program of initiatives now in place to start to build a brand presence for Macquarie in international markets where the Bank's businesses are active.

Corporate Communications also supports the Bank's businesses in their marketing and promotional activities and coordinates brand management, advertising, sponsorship management and client relations. The Division also administers the Macquarie Bank Foundation.

Company Secretarial and Investor Relations Division has responsibility for compliance with certain ASX and ASIC requirements, the Bank's share registry, employee equity schemes, professional risks insurances and investor relations. The Division was closely involved in the creation of the Dividend Reinvestment Plan approved by shareholders during the year, the September share placement and the Shareholder Purchase Plan offer in October.

Investor relations activity focused on meeting increasing investor interest, particularly from international institutions, especially since the Bank's shares were included in the Australian sub-index of the Morgan Stanley Capital International world index.

The Financial Operations Division supports the Bank's operating areas and management through the provision of Divisional accounting services, corporate services, international business support, financial planning and management, financial control and business improvement and reengineering. The Division also maintains a settlements function independent of the operating areas to provide prudential control.

Consistent with the Bank's increasing international presence, an international business support function was created within the Division to coordinate and facilitate the provision of support services to Macquarie's international offices.

The Taxation Division provides taxation support to all areas of the Bank and manages the Bank's relationships with revenue authorities and external taxation advisers around the world.

The Division had a busy year coordinating the Bank's response to numerous legislative changes in order to maintain the Bank's ongoing compliance with taxation obligations and ensure the appropriate management of taxation affairs. The Division relocated personnel to international offices to more effectively support businesses there.

The Division will continue to focus on developing its support to the whole Bank and ensuring taxation compliance in all jurisdictions.

Information Services Division
The Information Services Division (ISD) is responsible for:

- managing technology infrastructure
- supporting, maintaining and enhancing business systems
- delivering and deploying new systems, technologies and services.

ISD provides each major business in the Bank with a dedicated team that understands its particular technology needs.

The Bank's major IT development program, which supports the Financial Services Group's business objectives, is ahead of schedule. Successful early deliveries brought forward certain projects and the program is scheduled to finish during the next 12 months.

Projects for the Treasury and Commodities Group and the Banking Division were delivered to plan. Systems replacement initiatives in Equity Markets Group and Securitised Lending Division are well underway.

Key goals of improving the Wide Area Network, supporting traveling users and delivering a coherent storage strategy have all been achieved. Primary targets for the next 12 months are improved disaster recovery for all offices and significant upgrading of e-Commerce capabilities across businesses.

Risk Management Division
The Risk Management Division is an independent, centralised unit responsible for assessing and monitoring risks across the Bank. A full Risk Management Report is contained in the 2002 Financial Report.

Credit assesses the credit risk on lending and trading transactions. It allocates credit limits for counterparties and countries, develops procedures for measuring credit exposures and reviews the adequacy of legal documentation.

Finance sets trading limits for market risk and monitors exposures against those limits daily. It is responsible for compliance with the Australian Prudential Regulation Authority's prudential standards. Finance is also responsible for the Group's funding and liquidity policies.

Operational Risk Review independently reviews and reports on the management of operational risks, focusing on areas of greatest current and emerging risk.

Compliance oversees measures to ensure compliance with applicable regulations and laws in Australia and internationally as well as with obligations of fidelity and confidence to clients and counterparties.

Corporate Governance Statement

The Board of Voting Directors (the Board) is responsible for Macquarie Bank Limited. The primary role of the Board is to ensure the long-term health and prosperity of the Company, which it accomplishes by:

- setting objectives, goals and strategic direction for management, with a view to maximising shareholder value
- adopting an annual budget and monitoring financial performance
- ensuring adequate internal controls exist and are appropriately monitored for compliance
- ensuring significant business risks are identified and appropriately managed
- selecting, appointing and reviewing the performance of the Managing Director
- selecting and appointing new Voting Directors
- setting the highest business standards and code for ethical behaviour.

The monthly Board papers make Directors aware of current and forthcoming issues relevant to the Bank's operations and performance. These contain the monthly and year-to-date performance of all Divisions compared with budget, a prudential report from the Risk Management Division and papers relating to particular issues. Senior management present significant matters to the Board. The Board may seek further information on any issue, including requesting that a particular Division or Group Head present to it on the performance, strategy or outlook for that Division or Group.

An annual Board strategy meeting is held in conjunction with senior management at which the strategic direction for the Bank in the short to medium term is discussed.

At the date of this statement, the Board comprises three Executive Voting Directors and five Non-Executive Voting Directors. The members of the Board and their committee membership is outlined in the table opposite. Brief resumes of the Voting Directors are contained in the Directors' Report.

The Bank, while a public listed company, has many characteristics of a large diversified professional services firm including an unusually high dependence on the performance of its staff and a 'partnership' view of the firm by its employees. The Board has fostered this professional services view of the Bank to the great benefit of the Bank's performance and shareholder returns. This and the complexity of the Bank's operations have been the prime reasons why the Bank, in common with many global investment banks, believes it to be in shareholders' interests to have an Executive Chairman, an Executive Chairman of the Board Remuneration Committee and representation by Executive Directors as Voting Directors on the Board.

The Bank currently also has over 100 Non-Voting Executive Directors. Pursuant to the Bank's Constitution, they have no right to attend or vote at any Board meeting. However, they do have the power to exercise management powers delegated by the Board including to sign and countersign the Bank's common seal.

The Bank's Constitution provides that:

- the maximum number of Voting Directors shall be 10 unless amended by a resolution of the Voting Directors
- one third of the Voting Directors (excluding the Managing Director and rounded down) must retire from office at the annual general meeting each year; such retiring Directors are eligible for re-election
- Voting Directors appointed to fill casual vacancies must submit to election at the next general meeting
- the number of Voting Directors necessary to constitute a quorum is:

a) not less than one third of the Voting Directors currently in office, and

b) the number of Non-Executive Voting Directors present at a meeting must be greater than the number of Executive Voting Directors present.

Terms and conditions of appointment and retirement of Non-Executive Directors

The terms and conditions of the appointment and retirement of any new Non-Executive Voting Directors are set out in a letter of appointment, which prescribes:

- remuneration
- term of appointment, subject to shareholder approval
- expectation of the Board in relation to attending and preparing for all Board meetings
- procedures for dealing with conflicts of interest
- availability of independent professional advice.

The Bank's Constitution provides that a Director may enter into an arrangement with the Bank or with any controlled entity. Directors or their firms may act in a professional capacity for the Bank or its controlled entities. However, these arrangements are subject to the restrictions and disclosures in the Corporations Law applicable to public companies and common law directors' duties.

It is the practice of the Voting Directors that when a potential conflict of interest may arise, the Voting Director concerned does not receive a copy of the relevant Board paper and withdraws from the Board Meeting while such matter is being considered.

The Board has a policy of enabling Voting Directors to seek independent professional advice for company-related matters at the Bank's expense, subject to the estimated costs being approved by the Chairman in advance as being reasonable.

As described in the Directors' Report, the Bank's Constitution provides an indemnity to past and present Voting Directors. As with other insurable risks, the Bank has insured itself against payments under this indemnity to the extent considered prudent. Individual directors and officers of the Group are insured by and pay the premium on a Directors & Officers Liability policy which is coordinated by the Bank. Voting Directors are parties to the Deed of Access, Indemnity and Insurance approved by shareholders in 1998 and have the benefit of the Indemnity and Insurance Deed Poll approved by shareholders in 1999, as described in the Directors' Report which follows.

In order to encourage long-term commitment and more closely align the interests of the Board with shareholders, the Board has a minimum shareholding requirement for its Non-Executive Voting Directors (NEDs). All NEDs are required to compile and maintain a shareholding in the Bank approximately equal in value to a NED's annual base remuneration. This minimum holding may be accumulated over three years and may be contributed to via participation in the Non-Executive Director Share Acquisition Plan. Under this plan, NEDs may contribute a portion of their remuneration from the Macquarie Bank Group to acquire Macquarie Bank Limited shares at prevailing market prices.

Shareholders approved in 2000, the Non-Executive Director Share Option Plan whereby each year, provided the Bank meets a predetermined performance benchmark, the Bank will issue a small number of options over unissued shares to each Non-Executive Director. This plan will cease to operate after 2002.

Board committees

Three Board committees have been established to assist in the execution of the Board's responsibilities, as described below. The Bank also delegates substantial management responsibilities to the Managing Director and through him to the Executive Committee, as described on page 8.

The Nominating Committee periodically reviews the composition of the Board and ensures that the Voting Directors bring a mix of qualifications, skills and experience to the Board. When a vacancy exists or whenever it is considered that the Board would benefit from the services of a new Voting Director, the Committee selects one or more candidates with the appropriate expertise and experience. The Committee may use the services of a professional recruitment firm. Candidates are then submitted to the Board.

Board composition

Director	Board membership		Committee membership: Nominating	Audit and Compliance	Remuneration
D.S. Clarke	Executive	Chairman	Chairman		Chairman
A.E. Moss	Executive	Managing Director			
M.R.G. Johnson	Executive	Deputy Chairman			
J.G. Allpass	Non-Executive			Chairman	Member
L.G. Cox	Non-Executive				
B.R. Martin*	Non-Executive		Member	Member	
H.K. McCann	Non-Executive			Member	
H.M. Nugent**	Non-Executive		Member		Member

* B.R. Martin replaced D.S. Clarke as a member of the Audit and Compliance Committee in May 2001.

** H.M. Nugent replaced B.N. Kelman on the Nominating and Remuneration Committees on his retirement from the Board in July 2001.

Corporate Governance Statement continued

Audit and Compliance Committee meetings are held periodically throughout the year and attended where appropriate by the Managing Director, the Chief Financial Officer, the Head of Risk Management Division, representatives of the Bank's external auditors and, as required, other Bank executives and external advisers. The Head of Operational Risk Review acts as secretary to the Committee and attends its meetings. All Board members are free to attend any meeting of this Committee.

The Board adopted a revised charter for the Committee in March 2002. The main objective of the Committee is to assist the Board of Directors in reviewing any matters of significance affecting financial reporting of the Group including:

- ensuring the quality of financial and compliance reporting is appropriate
- making informed decisions regarding accounting and compliance policies, practices and disclosures
- reviewing the scope and results of operational risk reviews, compliance reviews, and external audits
- maintaining open lines of communication between the Board, the Operational Risk Review department, the external auditors, and the Group's Head of Compliance thus enabling information and points of view to be freely exchanged, and
- assessing the adequacy of the Group's internal control framework including accounting, compliance and operational risk management controls based on information provided or obtained. 'Compliance' refers to compliance with laws and regulations, internal compliance guidelines and procedures, and other prescribed internal standards of behaviour.

To fulfil these responsibilities the Committee meets with and receives regular reports from Operational Risk Review, the external auditors and Risk Management Division, dealing with matters which arise in connection with their reviews, audits or other work performed.

The Audit and Compliance Committee is also responsible for the nomination of external auditors and reviewing the quality and scope of the services provided by reference to the following principles and practices which were adopted in May 2002:

- the external auditor must remain independent of the Bank at all times and comply with Professional Statement F.1
- the external auditor must monitor its independence and report to the Board that it has remained independent
- the external auditor is to be appointed to all entities in the Macquarie Bank Group. It is also our preference that the same external auditor be appointed to trusts and other entities managed by the Macquarie Bank Group
- the external auditor is able to provide non-audit services so long as its independence is maintained and the services are provided on an arm's length basis
- significant non-audit assignments awarded to the external auditors must be approved in advance by the Committee
- all assignments are to be reported to the Committee every six months
- the Bank will not recruit the audit partners or other members of the audit team into senior audit-facing roles
- these arrangements apply to services supplied by the external auditors and their related firms to the Bank, its related entities and the trusts and entities managed by the Bank.

The Remuneration Committee (previously known as the Compensation Committee) reviews and/or approves compensation arrangements for all Voting and Non-Voting Directors and employees. The review includes allocations made to Directors and executive staff under the profit-share and option schemes. The Committee obtains the advice of external consultants on the appropriateness of remuneration packages and other employment conditions when required. It typically meets several times each year as the need arises. Committee recommendations on changes in policy, significant exceptions to policies and the remuneration of Voting Directors are submitted to the Board for approval.

The Bank's remuneration policy for Directors and senior management is discussed later in the Directors' Report. This policy is designed to encourage long-term commitment to the Bank by senior executives. In particular, a portion of each Executive Director's annual profit share is subject to restrictions for up to 10 years. The Bank maintains sufficient depth of management to ensure adequate candidates for succession when senior management depart. The Bank has a preference for filling vacancies from within.

Identifying significant business risks
There are many risks in the markets in which the Bank operates. A range of factors, some of which are beyond the Bank's control, can influence performance. In many of its businesses the Bank constantly and deliberately assumes financial risk in a calculated and controlled manner. It is the Group's policy that any proposed new transaction, market, dealing operation or business is fully analysed in order to understand the risks involved. The Bank has in place limits and an extensive range of procedures to monitor the risk in its financial activities, and these are periodically reviewed by the Board.

The Bank's Risk Management Division is responsible for the review and analysis of prudential and risk issues across the Group. This Division, and the Bank's approach to risk management, are described earlier in this Report and also in the Bank's 2002 Financial Report.

Ethical standards
Macquarie Bank Directors and staff are required to maintain the highest ethical standards of conduct. The Group's code of ethics, Macquarie Bank – What We Stand For, covers the Bank's dealings with external parties and how the Bank operates internally, and enshrines the high standards that the Bank requires. It is continually reviewed and fully endorsed by the Board. What We Stand For is distributed to all staff and its standards communicated and reinforced at Bankwide induction programs, presentations to workgroups and annual staff meetings.

In order to strengthen the Bank's commitment to high ethical standards, it has appointed an Integrity Officer, who:

- provides education, advice and counselling to management and staff regarding integrity issues
- ensures that claims of integrity breaches are dealt with impartially, promptly and confidentially
- sees that staff who bring forward complaints of this nature are not victimised.

Commitment to shareholders and an informed market
The Board firmly believes that shareholders and the investment market generally should be informed of all major business events that influence the company. In 1994 the Board instituted a Continuous Disclosure Policy, which in March 2001 was widened into a Policy on Disclosure of Bank Matters (Disclosure Policy).

The policy outlines a formal procedure for dealing with potentially price-sensitive information and involves referrals to a Continuous Disclosure Committee. The Committee comprises the Chairman of the Bank, the Deputy Managing Director, the relevant Group Head and the Company Secretary. The Committee is responsible for ensuring the Bank meets its disclosure obligations under Australian Stock Exchange (ASX) Listing Rule 3.1.

The Bank produces two sets of financial information annually: the Interim Report for the six months to 30 September and the Concise Report and accompanying Financial Statements for the year to 31 March, which are made available to shareholders.

Shareholders are invited to attend the Bank's Annual General Meeting (AGM), usually held towards the end of July. Shareholders are provided with notes on all the resolutions proposed through the Notice of AGM each year. Unless specifically stated in the Notice of AGM, all holders of fully paid ordinary shares are eligible to vote on all resolutions. In the event that shareholders cannot attend the AGM they are able to lodge a proxy in accordance with the Corporations Law. Holders of Macquarie Income Securities and the Bank's Converting Preference Shares have limited voting rights as set out in their terms of issue.

The Disclosure Policy also states that the Bank will lodge with ASX, market-sensitive information including annual and interim profit announcements, financial reports and analysts' presentations as soon as available.

Investors can obtain up-to-date information on the Bank's various activities from its website (www.macquarie.com.au/investorrelations). The site contains recent announcements, presentations and reports, including all relevant ASX notices which are posted as soon as after lodgement with ASX as possible.

Trading in the Bank's securities
Bank employees and Board members may only trade in the Bank's securities during nominated trading 'windows' which are typically of three to five weeks duration and follow the Bank's announcements of its interim and full year profits and after the Annual General Meeting. However, even within these designated windows, if an individual possesses material non-public price-sensitive information about the Bank, that person is prohibited from trading.

In June 2001, the Board agreed a policy on trading in Bank-related securities which also provides that Board members will generally not sell Bank shares while the shares are subject to an on-market buy-back, not undertake short-term trading in any Bank-related security and not trade in a derivative of a Macquarie security without the prior approval of the Chairman (or the Managing Director in the case of the Chairman).

This Corporate Governance Statement reflects the practices in the Bank during the year. Unless otherwise indicated, they operated for the Bank's entire financial year.

2002 Concise Report

This Concise Report has been derived from the full consolidated Financial Report for the financial year ended 31 March 2002. The full consolidated Financial Report including the Independent Audit Report is available on request, free of charge. Please call (61 2) 8232 3333 and a copy will be forwarded to you. Alternatively, you may access the full consolidated Financial Report, the Independent Audit Report and the Concise Report via the internet at www.macquarie.com.au

The Concise Report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Macquarie Bank Limited and its controlled entities as the full consolidated Financial Report.

Directors' Report

In accordance with a resolution of the Directors (the Directors) of Macquarie Bank Limited (the Bank), the Directors submit herewith the Statement of Financial Position as at 31 March 2002 and the Statement of Financial Performance and the Statement of Cash Flows of the Bank and the entities it controlled at the end of, and during, the financial year ended on that date and report as follows:

Directors

At the date of this report, the Directors of the Bank are:

Executive Directors:
D.S. Clarke, AO, Executive Chairman
A.E. Moss, Managing Director and Chief Executive Officer
M.R.G. Johnson, Deputy Chairman

Non-Executive Directors:
J.G. Allpass
L.G. Cox, AO
H.K. McCann
B.R. Martin
H.M. Nugent

The above Directors each held office as a Director of the Bank throughout the financial year ended 31 March 2002.

In addition, Mr B.N. Kelman, AO, CBE held office as a Non-Executive Director of the Bank from the beginning of the financial year until his retirement on 26 July 2001.

Details of qualifications, experience and special responsibilities of the Directors at the date of this report are set out in the Directors' Report Schedule hereto.

Directors' meetings

The number of meetings of the Board of Directors (the Board) and meetings of Committees of the Board and the number of meetings attended by each of the Directors of the Bank during the financial year is summarised in the table below.

Principal activities

The principal activities of the Bank and its controlled entities during the financial year ended 31 March 2002 were those of a full service financial services provider offering a complete range of investment banking, commercial banking and retail financial services in Australia and selected financial services internationally.

Result

The consolidated profit from ordinary activities after income tax attributable to ordinary equity holders for the financial year ended 31 March 2002 was $250 million (2001: $242 million).

	Regular Board meetings		Special Board meetings		Committee meetings	
	eligible to attend	attended	eligible to attend	attended	eligible to attend	attended
D.S. Clarke	12	12	3	3	11	11
A.E. Moss	12	12	3	3		
M.R.G. Johnson	12	10	3	2		
J.G. Allpass	12	12	3	3	15	15
L.G. Cox	12	12	3	3		
H.K. McCann	12	12	3	2	7	7
B.R. Martin	12	12	3	3	8	8
H.M. Nugent	12	12	3	3	6	6
B.N. Kelman	3	2	1	-	4	3

The Committee meetings held during the financial year were in respect of the Remuneration Committee (formerly Compensation Committee) (8), the Nominating Committee (2) and the Board Audit and Compliance Committee (7).

Directors' Report continued

Dividends and distributions
The Bank paid or provided dividends and distributions during the financial year as set out in the table below.

State of affairs
In the opinion of the Directors there were no significant changes in the state of affairs of the Bank and its controlled entities that occurred during the financial year under review not otherwise disclosed in this Report, the Concise Report or the Chairman's and Managing Director's Report.

Review of operations
A review of the operations of the Bank and its controlled entities and the results of those operations for the financial year under review are contained in the Chairman's and Managing Director's Report.

Events subsequent to balance date
As disclosed in Note 6 of the Concise Report, a controlled entity acquired 100 per cent of the issued capital of ntl Australia Holdings Pty Limited on 2 April 2002.

At the date of this report, the Directors are not aware of any matter or circumstance which has arisen that has significantly affected or may significantly affect the operations of the Bank and its controlled entities, the results of those operations or the state of affairs of the Bank and its controlled entities in the financial years subsequent to 31 March 2002 not otherwise disclosed in this Report.

Likely developments
Disclosure of information relating to the future developments in the operations of the Bank and its controlled entities which would not, in the opinion of the Directors, be prejudicial to the interests of the Bank and its controlled entities is contained in the Chairman's and Managing Director's Report.

Remuneration policy for Directors and Executive Officers

Non-Executive Directors
The Board of Directors (the Board) maintains a Remuneration Committee (the Committee) which currently comprises D.S. Clarke (Chairman), J.G. Allpass and H.M. Nugent. The Committee reviews compensation arrangements for all Directors.
The Committee is also responsible for reviewing and approving recommendations for annual staff remuneration made to it by the Bank's management. The review includes allocations made to Directors and executive staff under the profit share and Employee Option Plan. The Committee may obtain the advice of external consultants on the appropriateness of remuneration packages and other employment conditions if required.

The Committee meets as the need arises. Committee recommendations on changes in policy, significant exceptions to policies and the remuneration of Directors are submitted to the Board for approval.

Non-Executive Directors are remunerated for their services from the maximum aggregate amount (currently $1,200,000 pa) approved by shareholders for that purpose. Executive Directors are not remunerated for acting as Directors. With effect from 1 July 1999, the remuneration for a Non-Executive Deputy Chair is $146,700 pa while all other Non-Executive Directors' base remuneration is set at the rate of $80,000 pa. The following additional remuneration is also payable to Non-Executive Directors for additional duties. These rates are currently under review.

Security	Payment date	Payment type	$	In respect of year ended/period	
Ordinary shares	3 July 2001	Final	91,451,651	31 March 2001	Paid
	19 December 2001	Interim	80,993,953	31 March 2002	Paid
	2 July 2002	Final	103,219,911	31 March 2002	Provided
Macquarie Income Securities	17 April 2001	Periodic	7,753,209	15 January to 16 April 2001	Paid
	16 July 2001	Periodic	7,150,685	17 April to 15 July 2001	Paid
	15 October 2001	Periodic	7,230,136	16 July to 14 October 2001	Paid
	15 January 2002	Periodic	7,309,592	15 October 2001 to 14 January 2002	Paid
	15 April 2002	Periodic	6,038,356	15 January to 31 March 2002	Provided
Converting preference shares	15 June 2001	Periodic	5,519,850	15 December 2000 to 14 June 2001	Paid
	17 December 2001	Periodic	5,610,750	15 June to 16 December 2001	Paid
	17 June 2002	Periodic	3,184,521	17 December 2001 to 31 March 2002	Provided

No other dividends or distributions have been recommended, declared or paid during the financial year.

- Chairman of the Audit and Compliance Committee $26,700 pa
- Member of the Audit and Compliance Committee $20,000 pa
- Member of the Remuneration Committee $3,500 pa
- Member of the Nominating Committee $3,500 pa
- Chairman of Macquarie Life Limited $24,000 pa
- Director of Macquarie Life Limited $16,000 pa
- Chairman of Macquarie Investment Management Limited Compliance Committee $20,000 pa
- Member of Macquarie Investment Management Limited Compliance Committee $13,500 pa
- Director of Macquarie Bank Superannuation Pty Limited $16,000 pa
- Chairman of Macquarie Airports Management Limited $120,000 pa.

Non-Executive Directors can elect to be paid this remuneration in the form of other benefits, such as contributions to superannuation schemes. In addition, following approval at the Bank's 1999 Annual General Meeting, Non-Executive Directors may be remunerated in part by way of shares via the Macquarie Bank Non-Executive Director Share Acquisition Plan. Such shares are acquired on-market at prevailing market prices.

At the Bank's 2000 Annual General Meeting, shareholders approved the Macquarie Bank Non-Executive Director Option Plan under which each of the Bank's Non-Executive Directors may be invited to apply for five year options over fully paid shares in the Bank, in 2000, 2001 and 2002, valued at the time of determination (being 1 July 2001 for options issued during the financial year) at no more than 20 per cent of the then base Non-Executive Director annual fee, provided the Bank meets pre-determined performance benchmarks. An Australian Stock Exchange Limited listing rule waiver was granted to allow this three-year approval.

Executive Directors and Executive Officers
The Bank's remuneration policy for Executive Directors and Executive Officers is designed to promote superior performance and long-term commitment to the Bank. Executive staff receive a base remuneration which is market related, together with performance-based remuneration which is met out of staff profit sharing pools.

The Bank's Executive Directors (which include Executive Voting Directors and Executive Officers) have participated in a Directors' Profit Share Scheme (DPS) under which the Bank makes provision for performance-based remuneration. For the Bank's 2002 financial year and onwards, a revised profit sharing mechanism is in place whereby all staff, including Executive Directors, share in a pool determined annually as a proportion of after tax profit plus a proportion of earnings in excess of the Bank's estimated cost of capital. The effect of this is to provide substantial incentives in relation to superior profitability but low participation for less satisfactory performance.

The whole of the profit sharing provision for each financial year is charged against earnings in that year. However, in order to encourage long-term commitment, and to align the interests of staff and shareholders, a portion of each Executive Director's allocation is subject to restrictions for up to 10 years. These restrictions expire six months after retirement, if certain disqualifying events have not occurred.

The proportion of after-tax profit and proportion of earnings in excess of the Bank's cost of capital is reviewed periodically. Where appropriate, changes are recommended to the Remuneration Committee and then to the full Board. Overall, remuneration policies, including the amount of provision for performance related remuneration, are subject to the discretion of the Directors and can be changed to reflect competitive market conditions where it is in the interests of the Bank and its shareholders to do so.

From 1995, Executive Directors and Executive Officers have participated in the Bank's options plan. Refer to Note 32 to the full consolidated Financial Report – Employee Equity Participation for further information on the option plan.

Following shareholder approval at the Bank's 1999 Annual General Meeting, Executive Directors are able to request that part of their profit sharing bonus be allocated for the acquisition of shares on-market under the Macquarie Bank Staff Share Acquisition Plan.

Directors' Report continued

Directors' and Executive Officers' remuneration

Name and position	Base remuneration (a) $	Performance related remuneration $	Other benefits (b) $	Total remuneration expense $	Options $	Total remuneration $
Executive Directors						
D.S. Clarke	323,986	2,109,772	-	2,433,758	648,900	3,082,658
A.E. Moss	647,973	4,185,686	-	4,833,659	1,297,800	6,131,459
M.R.G. Johnson	241,816	2,172,321	-	2,414,137	-	2,414,137
Non-Executive Directors (c)						
J.G. Allpass	145,494	-	43,454	188,948	17,510	206,458
L.G. Cox	74,074	-	536,530	610,604	17,510	628,114
H.K. McCann	31,000	-	69,000	100,000	17,510	117,510
B.R. Martin	121,759	-	8,326	130,085	17,510	147,595
H.M. Nugent	92,168	-	5,575	97,743	17,510	115,253
B.N. Kelman	33,087	-	-	33,087	17,510	50,597
Executive Officers (d)						
N.W. Moore	500,066	4,147,536	-	4,647,602	1,256,600	5,904,202
W.J. Moss	463,676	2,321,480	-	2,785,156	1,442,000	4,227,156
A.J. Downe	463,676	2,449,566	-	2,913,242	782,800	3,696,042
W.R. Sheppard	500,066	2,014,559	-	2,514,625	556,200	3,070,825
P. Maher	440,199	1,051,781	-	1,491,980	206,000	1,697,980
R.H. Jenkins*	52,662	-	7,379,071	7,431,733	-	7,431,733
A.F. Lucas**	348,682	551,878	4,495,595	5,396,155	448,050	5,844,205

* R.H. Jenkins was a member of the Executive Committee until 3 May 2001. He resigned from the Bank on 2 July 2001. The other benefits include contractual retirement benefits which have accumulated since Mr Jenkins' appointment as an Executive Director on 1 July 1986. These amounts are only paid six months after retirement, if certain disqualifying events had not occurred. If such events had occurred, the amount would have been forfeited.

** A.F. Lucas was a member of the Executive Committee until 15 October 2001. He remains an employee of the Bank. The balance in other benefits is an accrued contractual entitlement which will become payable upon Mr Lucas's retirement from the Bank. No conditions apply to this entitlement.

(a) Includes the Bank's contributions to superannuation schemes other than for Non-Executive Directors.

(b) Other benefits for Non-Executive Directors include the Bank's contributions to superannuation schemes and consulting fees and due diligence committee fees paid to L.G. Cox and J.G. Allpass.

(c) Non-Executive Directors' compensation represents fees paid in connection with attending Board and Board Committee meetings and carrying out other duties. These duties are explained in the Annual Review.

(d) Executive Officers shown above, apart from Mr Jenkins and Mr Lucas, are the five highest paid current members of the Executive Committee who are not members of the Board.

Share options granted to Directors and Executive Officers

Name and position	Date options granted	Number of options granted	Value of options at 2 August 2001 $	Option exercise price $	Date first option tranche exercisable
Executive Directors					
D.S. Clarke	31 August 2001	63,000	648,900	34.71	1 July 2003**
A.E. Moss	2 August 2001	126,000	1,297,800	34.71	1 July 2003**
Non-Executive Directors					
J.G. Allpass	2 August 2001	1,700	17,510	34.71	*
L.G. Cox	2 August 2001	1,700	17,510	34.71	*
H.K. McCann	2 August 2001	1,700	17,510	34.71	*
B.R. Martin	2 August 2001	1,700	17,510	34.71	*
H.M. Nugent	2 August 2001	1,700	17,510	34.71	*
B.N. Kelman	25 July 2001	1,700	17,510	34.71	*
Executive Officers					
N.W. Moore	2 August 2001	122,000	1,256,600	34.71	1 July 2003**
W.J. Moss	2 August 2001	140,000	1,442,000	34.71	1 July 2003**
A.J. Downe	2 August 2001	76,000	782,800	34.71	1 July 2003**
W.R. Sheppard	2 August 2001	54,000	556,200	34.71	1 July 2003**
P. Maher	2 August 2001	20,000	206,000	34.71	1 July 2003**

* Options may be exercised at any time (subject to staff trading rules).

** Options are issued subject to the exercise conditions referred to in Note 32 to the full consolidated Financial Report – Employee Equity Participation and are only exercisable in three equal tranches on or after 1 July 2003, 1 July 2004 and 1 July 2005.

All grants of options, with the exception of those to Mr B.N. Kelman and Mr D.S. Clarke, were made on 2 August 2001. For consistency, all options have been valued at 2 August 2001. Options were granted to Mr Kelman on 25 July 2001 and to Mr Clarke on 31 August 2001.

The value of options at grant date represents the assessed fair value of options using the Black-Scholes option pricing framework adjusted to take account of option trading period restrictions, vesting timeframes and, where appropriate, vesting restrictions. The following key assumptions have been adopted: risk free interest rate: 5.3%, life of options: 5 years, volatility of share price: 26% and dividend yield: 1.39% pa.

The exercise price of the above options granted was based on the weighted average market price during the calendar month of June 2001.

Directors' Report continued

Directors' equity participation
At 31 March 2002 the following Directors or entities related to them have relevant interests in the following shares and share options of the Bank:

	Share options 2002	Fully paid ordinary shares 2002
D.S. Clarke	194,250*	660,885
A.E. Moss	352,371*	324,857
M.R.G. Johnson	–	734,600
J.G. Allpass	4,200**	8,984
L.G. Cox	4,200**	366,361
H.K. McCann	4,200**	4,422
B.R. Martin	4,200**	4,536
H.M. Nugent	3,783**	3,348

* These share options were issued pursuant to the Employee Option Plan and are subject to the exercise conditions now applying to all new grants of options to Executive Directors.
** These share options were issued pursuant to the Non-Executive Director Share Option Plan. They were issued following shareholder approval at the Bank's 2000 Annual General Meeting.

J.G. Allpass has an interest in 4,000 (2001: 4,000) endowment warrants over ordinary shares of the Bank. These warrants expire on 30 June 2007.

During the financial year Directors received dividends relating to the abovementioned shareholdings at the same rate as other shareholders.

Directors' indemnification
Under the Bank's Constitution, the Bank indemnifies all past and present Directors and Secretaries of the Bank, including at this time the Directors named in this report and the Secretaries, against every liability incurred by them in their respective capacities unless:

- the liability is owed to the Bank or to a related body corporate;
- the liability did not arise out of conduct in good faith;
- the liability is for a pecuniary penalty order or a compensation order under the Corporations Act 2001; and
- in the case of a liability for legal costs, the costs are incurred in relation to a liability excluded above, the person is found guilty, grounds for a court order in proceedings by the Australian Securities and Investments Commission or a liquidator are established, or the court denies relief to the person in the relevant proceedings.

Following approval by shareholders at the 1998 Annual General Meeting, the Bank entered into a Deed of Access, Indemnity and Insurance dated 4 August 1998, which protects Directors acting as Directors during their term of office and after their resignation (except where an individual engages in conduct involving a lack of good faith). Under the Deed, the Bank agrees to:

(a) indemnify a current or past Voting Director to the full extent of the indemnity given in relation to officers of the Bank under its Constitution in force from time to time;

(b) take out and maintain a company reimbursement insurance policy and make available to Directors a Directors' and Officers' insurance policy (each policy to be in an amount and on terms and conditions appropriate for a reasonably prudent company in the Bank's position) for seven years after the Director ceases to be a Director of the Bank;

(c) loan funds to a Director to cover the Director's legal costs in defending a claim, repayable when the outcome of the proceedings is determined (where the outcome results in the Director having an indemnity for such legal costs, the loan will be repayable from the amount paid by the Bank to the Director under the indemnity); and

(d) grant access to Directors to all Board papers for at least seven years after the Director ceases to be a Director of the Bank, and access to other documents if the documents were in the Bank's possession at the time the Director was a Director and where it is not contrary to the Bank's interest for the documents to be provided.

In addition, following the approval of shareholders at the 1999 Annual General Meeting, the Bank made an Indemnity and Insurance Deed Poll on 30 July 1999. The benefit of the undertakings made by the Bank under the Deed Poll have been given to each of the Directors and Secretaries of the Bank, its wholly-owned subsidiaries and certain other companies where the director or secretary is acting as such at the specific request of the Bank or of a wholly-owned subsidiary of the Bank. The Deed Poll provides for the same indemnity and insurance arrangements for those persons with the benefit of the Deed Poll as for the Deed of Indemnity, Access and Insurance described above. However, the Deed Poll does not provide for access to documents of the Bank.

Directors' interests and benefits
Other than any benefit that may have been derived from loans provided by and to the Bank or a related entity and any amounts received in respect of previously accrued remuneration, no Director has, during the financial year and the period to the date of this report, become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in this Report, or the fixed salary of a full-time employee of the Bank or of a related entity) by reason of a contract made by the Bank or a related entity with the Director, or with a firm of which he/she is a member, or with an entity in which he/she has a substantial financial interest, with the exception of consulting fees paid, in the normal course of business totalling $2,110,000 (2001: $1,068,000) to the legal firm of Allens Arthur Robinson (formerly Allen Allen & Hemsley) of which Mr H.K. McCann is a partner. These fees are not significant compared to the Bank's total legal expenses for the financial year.

Share options
Information on the Bank's share option scheme and options granted during or since the end of the financial year is contained in Note 32 to the full consolidated Financial Report – Employee Equity Participation.

No person holding an option has or had, by virtue of the option, a right to participate in a share issue of any other corporation.

No unissued shares, other than those referred to above, are under option as at the date of this report.

Environmental regulations
The Directors have determined that where there are environmental regulations that apply to the Bank and its controlled entities these have been complied with at all times during the financial year.

Rounding of amounts
In accordance with Australian Securities & Investments Commission Class Order 98/0100 amounts in the full consolidated Financial Report and Concise Report have been rounded off to the nearest million dollars unless otherwise indicated.

D.S. Clarke
Director

A.E. Moss
Director

Sydney
15 May 2002

Directors' Report Schedule

Directors' experience and special responsibilities

David S. Clarke, 60, AO, BEc(Hons), Hon DScEcon(Syd), MBA(Harv),
- Executive Chairman of Board since the Bank's inception in February 1985
- Chairman of Board Nominating Committee
- Chairman of Board Remuneration Committee

David Clarke has been Executive Chairman of the Bank since its formation in 1985. From 1971 to 1977 he was Joint Managing Director of Hill Samuel Australia Limited (predecessor to the Bank), from 1977 to 1984 Managing Director, and from 1984, Executive Chairman.

Mark R.G. Johnson, 61, LLB(Hons)(Melb), MBA(Harv)
- Executive Deputy Chairman since September 2000
- Member of Board since February 1987

Mark Johnson joined the Bank in February 1987 as an Executive Director and Chairman of its Corporate Services Division. He was joint Managing Director of Hill Samuel Australia Limited (predecessor to the Bank) with David Clarke from 1971 to 1977 and an Executive Director of Hill Samuel & Co. London until 1980. He was founding Director of the Australian Bank in 1981 and resigned from that position in 1986 before rejoining Macquarie Bank. He is also Chairman of Macquarie Infrastructure Group.

Allan E. Moss, 52, BA LLB(Hons)(Syd), MBA(Harv)
- Managing Director since August 1993
- Member of Board since June 1989

Allan Moss joined Hill Samuel Australia Limited (predecessor to the Bank) in the Corporate Services Group in 1977 and in 1982 became a Director of Hill Samuel Australia Limited. In 1983, he led the team responsible for preparing the submission to the Australian Government for the formation of Macquarie Bank. The following year, he founded the Risk Management Division which is responsible for the Bank's credit and other prudential controls. In 1986, he was made responsible for the Corporate Banking Group. He was appointed Head of the Financial Markets Group in 1988 and Deputy Managing Director the following year. Mr Moss became Managing Director in 1993.

John G. Allpass, 61, FCA, FCPA, FAICD
- Member of Board since January 1994
- Chairman of Board Audit and Compliance Committee
- Member of Board Remuneration Committee

John Allpass is a Chartered Accountant and has 32 years experience in the accounting profession. He was Managing Partner of KPMG Peat Marwick's Queensland practice for nine years until 1993. He was also a member of the KPMG Peat Marwick's National Board.

Laurence G. Cox, 63, AO, BCom(Melb), FCPA, FSIA
- Member of Board since January 1996

Laurie Cox joined the Board as a Non-Executive Director and also became Joint Chairman of Macquarie Corporate Finance Limited in January 1996. He was previously Executive Chairman of the Potter Warburg Group of Companies and a Director of SG Warburg Securities of London.

Barrie R. Martin, 66, BEc, ANZIIF (Fellow)
- Member of Board since August 1993
- Member of Board Audit and Compliance Committee
- Member of Board Nominating Committee

Barrie Martin is a former Non-Executive Chairman of Prudential Corporation Australia Limited and was Managing Director for the Prudential Group in Australia and New Zealand from July 1984 to December 1994.

H. Kevin McCann, 61, BA LLB(Hons)(Syd), LLM(Harv), FAICD
- Member of Board since December 1996
- Member of Board Audit and Compliance Committee

Kevin McCann is Co-Chairman of Partners, Allens Arthur Robinson, a firm of Australian lawyers. He has practised as a commercial lawyer since admission as a Partner in 1970, specialising in Mergers and Acquisitions, Mineral and Resources Law and Capital Markets Transactions.

Helen M. Nugent, 53, BA(Hons), PhD(Qld), MBA(Harv)
- Member of Board since June 1999
- Member of Board Nominating Committee
- Member of Board Remuneration Committee

Helen Nugent has held a number of high profile roles in the banking sector including Director of Strategy, Westpac Banking Corporation from 1994 to 1999, Non-Executive Director of the State Bank of New South Wales in 1993 and 1994 and Non-Executive Director of Mercantile Mutual from 1992 to 1994. She is also Chair of Macquarie Airports Management Limited, Swiss Re Australia and Funds SA, in addition to being a Director of TAB Queensland and Australia Post.

More detailed biographical information on Directors is available on the Bank's website.

Consolidated Statement of Financial Performance

For the financial year ended 31 March 2002

	Notes	Consolidated 2002 $M	Consolidated 2001 $M
Interest income		1,009	1,018
Interest expense		(790)	(839)
Net Interest Income		219	179
Fee and commission income		1,210	988
Fee and commission expense		(207)	(157)
Net Fee and Commission income		1,003	831
Net Trading Income		361	457
Net Other Income		17	5
Total Income from Ordinary Activities		1,600	1,472
Employment expenses		(859)	(775)
Occupancy expenses		(84)	(76)
Non-salary technology expenses		(79)	(70)
Other operating expenses		(223)	(226)
Total Expenses from Ordinary Activities		(1,245)	(1,147)
Profit from ordinary activities before income tax		355	325
Income tax (expense)		(76)	(53)
Profit from Ordinary Activities after Income Tax		**279**	272
Loss from ordinary activities after income tax attributable to outside equity interest		–	1
Profit from Ordinary Activities after Income Tax attributable to Equity Holders of Macquarie Bank Limited		**279**	273
Distributions paid or provided on Macquarie Income Securities	4	(29)	(31)
Profit from Ordinary Activities after Income Tax attributable to Ordinary Equity Holders of Macquarie Bank Limited		**250**	242
		Cents per Share	
Basic Earnings per Share	5	**132.83**	138.88
Diluted Earnings per Share	5	**131.90**	139.69

The Statement of Financial Performance above should be read in conjunction with the accompanying notes and discussion and analysis.

Consolidated Statement of Financial Position

As at 31 March 2002

	Notes	Consolidated 2002 $M	Consolidated 2001 $M
Assets			
Cash and liquid assets		283	295
Securities purchased under resale agreements		4,313	3,323
Trading assets		4,864	4,192
Other securities		1,937	270
Loan assets		9,209	7,785
Other financial market assets		4,630	7,493
Other financial assets		1,927	1,487
Life insurance investment assets		2,588	2,580
Equity investments		102	88
Investments in associates and incorporated joint ventures		90	53
Fixed assets		135	108
Tax assets		156	174
Total Assets		**30,234**	**27,848**
Liabilities			
Due to other financial institutions		565	786
Securities sold under repurchase agreements		928	1,701
Securities borrowed		2,359	760
Deposits		4,520	3,865
Notes payable		9,434	8,000
Other financial market liabilities		3,811	6,099
Tax liabilities		17	24
Other liabilities		2,923	1,995
Life insurance policy liabilities		2,539	2,535
Provisions for dividends and distributions		109	98
Deferred tax liabilities		100	138
Other provisions		120	103
Total Liabilities excluding Loan Capital		**27,425**	**26,104**
Loan Capital			
Subordinated debt		242	256
Converting Preference Shares		150	150
Total Liabilities		**27,817**	**26,510**
Net Assets		2,417	1,338
Equity			
Contributed Equity			
Ordinary share capital		1,012	392
Macquarie Income Securities		391	391
Retained earnings	3	617	551
Total Equity Attributable to Equity Holders of Macquarie Bank Limited		2,020	1,334
Outside equity interests in controlled entities		397	4
Total Equity		**2,417**	**1,338**

The Statement of Financial Position above should be read in conjunction with the accompanying notes and discussion and analysis.

Consolidated Statement of Cash Flows

For the financial year ended 31 March 2002

	Consolidated 2002 $M	Consolidated 2001 $M
Cash Flows from Operating Activities		
Interest and bill discounts received	980	1,017
Interest and other costs of finance (paid)	(821)	(790)
Dividends and trust income received	144	71
Fees, royalties and commissions received	1,149	956
Fees, royalties and commissions (paid)	(156)	(132)
Net receipts/(payments and proceeds) from dealing in financial instruments	627	(1,415)
Net (payments to suppliers)/receipts from customers (inclusive of GST)	(709)	(95)
Employment expenses (paid)	(816)	(727)
Income taxes (paid)	(165)	(141)
Life insurance investment income	84	119
Life insurance premiums received	1,854	1,739
Life insurance (policy payments)	(1,946)	(2,118)
Net Cash Flows from Operating Activities	225	(1,516)
Cash Flows from Investing Activities		
Loan assets (granted)/repaid	(3,698)	(1,076)
Proceeds from securitisation of loan assets	2,258	–
(Payments) for other securities	(1,788)	(75)
Proceeds from the sale of other securities	121	53
(Payments) for equity investments	(78)	(100)
Proceeds from the sale of equity investments	27	19
Proceeds from the sale of controlled entities	–	82
(Payments) for life insurance investments	(7,803)	(7,349)
Proceeds from the sale of life insurance investments	7,841	7,619
(Payments) for fixed assets	(75)	(67)
Proceeds from the sale of fixed assets	2	5
Net Cash Flows from Investing Activities	(3,193)	(889)
Cash Flows from Financing Activities		
Net increase in money market and other deposit accounts	2,231	2,526
Proceeds from the issue of ordinary share capital	623	55
Transaction costs for placement of ordinary share capital	(3)	–
On-market buy-back of ordinary share capital	–	(36)
Proceeds from outside equity interest	394	5
(Repayment) of subordinated debt	–	(85)
Dividends and distributions (paid)	(213)	(203)
Net Cash Flows from Financing Activities	3,032	2,262
Net Increase/(Decrease) in Cash	**64**	**(143)**
Cash at the beginning of the financial year	179	322
Cash at the End of the Financial Year	**243**	**179**

The Statement of Cash Flows should be read in conjunction with the accompanying discussion and analysis.

Discussion and Analysis

For the financial year ended 31 March 2002

Discussion and analysis of statement of financial performance

The economic entity achieved a profit from ordinary activities after income tax attributable to ordinary equity holders of $250 million, a 3.3% increase from last financial year. The return on average ordinary share capital was 19.4%, which was down on last financial year (27.1%), as a result of the significant increase in ordinary share capital issued during the financial year ended 31 March 2002.

Income from ordinary activities

- Income from ordinary activities increased by $128 million (8.7%) to $1,600 million. This growth is attributable to increases in net interest income and net fee and commission income. These increases were in part offset by a decrease in trading income.
- Net interest income increased by $40 million (22.3%) to $219 million. Interest income has decreased by $9 million (<1%) as a result of the reduction in interest rates. The impact of the rate reduction on interest income has been offset by the increase in average interest bearing assets of $3,698 million (27.6%). There was a decrease in interest expense of $49 million (5.8%) as a result of reduced interest rates although again the impact was offset by a growth in interest bearing liabilities of $4,433 million (33.1%).
- Net fee and commission income increased by $172 million (20.7%) to $1,003 million. Fee income increased across the majority of businesses, largely attributable to the growth in management and performance fees, particularly in the Banking and Property and Investment Banking Groups.
- Net trading income decreased by $96 million (21.0%) to $361 million. Although some trading businesses were able to benefit from the adverse market conditions throughout much of the financial year, the Equities Market Group suffered significant reductions in trading income due largely to the cessation of warrant issuance in Hong Kong for much of the financial year as a result of a regulatory hiatus and difficult conditions in other offshore markets.
- Net other income increased by $12 million to $17 million. This was largely as a result of the partial realisation of some of the Bank's investment in the Macquarie Infrastructure Group.
- Operating expenses increased by $98 million (8.5%) to $1,245 million. This increase was largely due to a 5.8% increase in staff numbers, an increase in compensation rates for staff and an increase in the Bank's premises. The overall growth in operating expenses has reduced significantly from last financial year as a result of a number of on-going initiatives to manage costs across the economic entity.

Income tax

- Income tax attributable to profits from ordinary activities has increased from 16.3% of profit from ordinary activities for the last financial year to 21.4% for the current financial year. Despite a decrease in the Australian corporate tax rate from 34% to 30% in the second half of the financial year, the economic entity's effective tax rate has increased as a result of a change in the mix between Australian and international income, which is generally subject to lower rates of income tax.

Earnings per share

- Basic earnings per share fell from 138.88 cents per share for 2001 to 132.83 cents per share. The decrease in earnings per share is a result of the increase in the number of ordinary shares on issue.

Dividends on ordinary share capital

- In line with the Bank's dividend policy, the Board has resolved to pay a final cash dividend of 52 cents per ordinary share (2001: 52 cents per ordinary share) in respect of the financial year ended 31 March 2002. The total annual dividend per ordinary share is 93 cents (2001: 93 cents per ordinary share).
- The interim ordinary dividend paid for the financial year ended 31 March 2002 was 70% franked at 30% (2001: 70% franked at 34%). The final ordinary dividend will also be 70% franked at 30% (2001: 70% franked at 30%).
- The extent of franking of future dividends is uncertain and is dependent on the Bank's future Australian taxable income.

Discussion and analysis of statement of financial position

- Equity attributable to ordinary equity holders increased by $686 million (51.4%) to $2,020 million. Ordinary share capital increased as a result of share placements totalling $518 million during the financial year and the exercise of options.
- The total capital adequacy ratio increased from 16.0% to 19.4% as at 31 March 2002 and the Tier 1 ratio also increased substantially from 12.9% to 17.8% as at 31 March 2002. These increases were primarily the result of a substantial increase in equity.
- Total assets increased by $2,386 million (8.6%) to $30,234 million. This increase is largely attributable to growth in loan assets, other securities and securities purchased under resale agreements, offset by a reduction in other financial market assets, which represents the positive fair value adjustments from trading in financial instruments.

  The growth in loan assets of $1,424 million (18.3%) occurred as a result of increased lending activity in both the Banking and Property and Investment Banking Groups. The increase in other securities of $1,667 million was due to a growth in investments in debt securities, as a result of entering a joint venture with a client, and unit trusts, largely as a result of the Bank's joint venture with Pro-Logis in the US and investments in Macquarie Airports Group. The increase in securities purchased under resale agreements was a result of trading activity in the Treasury and Debt Markets businesses within the Treasury and Commodities Group.
- The Bank's credit ratings continue to reflect strong prudential controls and diversified earnings. During the financial year, the Bank maintained all its external credit ratings.

Discussion and analysis of statement of cash flows

- Cash flows from operating activities for the financial year was a net inflow of $225 million. This was a result of an increase in fee income and dividend income received and growth in the life insurance business offset by a contraction in trading activities.
- Cash flows from investing activities was a net outflow of $3,193 million, an increase of $2,304 million from the last financial year. This was a result of a growth in loan assets and purchases of other securities.
- Cash flows from financing activities was a net inflow of $3,032 million, an increase of $770 million (34.0%) from the last financial year. This was a result of the growth in ordinary share capital on issue and an inflow of funds from a joint venture with a client.

Notes to and forming part of the Concise Report

As at 31 March 2002

Note 1. Basis of Accounting

The Concise Report is derived from the full consolidated Financial Report of Macquarie Bank Limited and the entities that it controlled (together, the economic entity) at the end of and during the financial year ended 31 March 2002, which is prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views, the Corporations Act 2001 and the Banking Act.

The Concise Report has been prepared in accordance with Accounting Standard AASB 1039 Concise Financial Reports and the relevant provisions of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year. A full description of the accounting policies adopted by the economic entity is provided in the full consolidated Financial Report.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with the current financial year. In particular, as a result of applying revised Accounting Standard AASB 1018 Statement of Financial Performance, revised Accounting Standard AASB 1034 Financial Report Presentation and Disclosure and AASB 1040 Statement of Financial Position for the first time, a number of comparative amounts were represented or reclassified to ensure comparability with the current reporting period.

Note 2. Segment Information

The economic entity operates as a financial services provider principally in Australia. Some of the economic entity's services and products are offered in locations outside of Australia where they are predominantly managed as part of the Australian divisional businesses, not as separate geographic locations. Certain segment information is available in Note 38 to the full consolidated Financial Report – Geographical Concentrations of Deposits and Borrowings and Note 41 to the full consolidated Financial Report – Credit Risk and Net Fair Value.

Note 3. Retained Earnings

	Consolidated 2002 $M	Consolidated 2001 $M
Balance at the beginning of the financial year	551	472
Profit from ordinary activities after income tax attributable to ordinary equity holders	250	242
Dividends paid or provided on ordinary share capital	(184)	(163)
Total Retained Earnings	**617**	**551**

Note 4. Dividends and Distributions Paid or Provided

	Consolidated 2002 $M	Consolidated 2001 $M
Ordinary Share Capital		
Dividends paid	81	72
Dividends provided	103	91
Total Dividends Paid or Provided	**184**	**163**

The interim ordinary dividend paid during the financial year ended 31 March 2002 was 70% franked at 30% (2001: 70% franked at 34%). The final ordinary dividend provided as at 31 March 2002 is 70% franked at 30% (2001: 70% franked at 30%).

The final dividend for the financial year ended 31 March 2002 will be paid on 2 July 2002.

	Cents per Share	
Cash Dividends per Share	**93.0**	**93.0**

Converting Preference Shares
Dividends on these shares of $11,070,000 (2001: $11,070,000) have been charged to the Statement of Financial Performance as interest expense. The dividend paid on 15 June 2001 was 70% franked at 34%, the dividend paid on 17 December 2001 was 70% franked at 30% and the dividend to be paid on 17 June 2002 will be 70% franked at 30%.

Franking Credits Available for the Subsequent Financial Year at the 30% (2001: 30%) Corporate Tax Rate	**36**	**19**

The franked portion of dividends proposed as at 31 March 2002 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax payable at the end of the financial year. The above amounts represent the balances of franking accounts as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of income tax payable as at the end of the financial year;
(b) franking debits that will arise from the payment of dividends proposed as at the end of the financial year;
(c) franking credits that may be prevented from being distributed in subsequent financial years; and
(d) franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

Macquarie Income Securities		
Distributions paid (net of distributions previously provided)	23	24
Distributions provided	6	7
Total Distributions Paid or Provided	**29**	**31**

The distributions paid/provided in respect of the Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 1033 Presentation and Disclosure of Financial Instruments.

Notes continued

As at 31 March 2002

Note 5. Earnings Per Share

	Consolidated 2002 $M	Consolidated 2001 $M
	Cents per Share	
Basic Earnings per Share	**132.83**	**138.88**
Diluted Earnings per Share	**131.90**	**139.69**
Reconciliation of Earnings Used in the Calculation of Basic Earnings per Share		
Profit from ordinary activities after income tax	279	272
Loss from ordinary activities after income tax attributable to outside equity interests	-	1
Distribution paid or provided on Macquarie Income Securities	(29)	(31)
Total Earnings Used in the Calculation of Basic Earnings per Share	250	242
Reconciliation of Earnings Used in the Calculation of Diluted Earnings per Share		
Earnings used in calculating Basic Earnings per Share	250	242
Additional interest from paying up potential ordinary shares	21	25
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	19	30
Income tax attributable to adjusted earnings	(13)	(19)
Total Earnings Used in the Calculation of Diluted Earnings per Share	277	278
Weighted Average Number of Shares Used in the Calculation of Earnings per Share		
	Number of Shares	
Basic Earnings per Share	188,505,201	174,228,383
Diluted Earnings per Share	210,338,622	199,062,319

The weighted average number of fully paid ordinary shares has been calculated using potential ordinary shares in accordance with Accounting Standard AASB 1027 Earnings per Share.

Note 6. Events Subsequent to Balance Date

On 2 April 2002, a controlled entity of the Bank acquired 100% of the issued capital of ntl Belgium sprl, the chief entity of ntl Australia Holdings Pty Limited (collectively ntl).

The principal activities of ntl are:

- provision of television and radio transmission services to Australian national broadcasters;
- provision of equipment hosting services to regional and community broadcasters, telecommunications operators and emergency services communication providers; and
- construction of a microwave telecommunications network along the eastern coast of Australia for the carriage of digital video signals and wholesale bandwidth.

ntl Belgium sprl was purchased for an initial cost of $313 million with additional consideration payable of up to $20 million in 2003, subject to any warranty claims and purchase price adjustments.

The estimated fair value of the assets and liabilities of ntl at the date of acquisition were as follows:

	$M
Cash and other assets	47
Fixed assets	584
Intangible assets	
Customer contracts	247
Goodwill on acquisition	110
Payables and provisions	
Enterprise Value	850
Borrowings	(517)
Total purchase price (subject to final adjustments)	(333)
	-

The existing ntl borrowings have been refinanced through a bridge debt facility and funding from the MBL Group of $102 million.

The actual fair value of the net assets and resulting goodwill may change as a result of the completion of valuations (which are not yet completed due to the geographic diversity and number of assets acquired) and final allocation of the purchase price.

The final effects of this transaction have not been brought to account as at 31 March 2002. The operating results, assets and liabilities of ntl will be consolidated from 2 April 2002.

Note 7. Full Consolidated Financial Report

Further financial information can be obtained from the full consolidated Financial Report which is available, free of charge, on request from the Bank. A copy may be requested by calling (612) 8232 3333. Alternatively, both the full consolidated Financial Report and the Concise Report can be accessed via the internet at www.macquarie.com.au

Directors' Declaration

The Directors declare that, in their opinion, the Concise Report of the economic entity for the financial year ended 31 March 2002 as set out on pages 39 to 47 complies with Accounting Standard AASB 1039 Concise Finance Reports.

The financial statements and specific disclosures included in this Concise Report have been derived from the full consolidated Financial Report for the year ended 31 March 2002.

The Concise Report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the economic entity as the full consolidated Financial Report which, as indicated in Note 7, is available on request.

This declaration is made in accordance with a resolution of the Directors.

D.S. Clarke
Director

A.E. Moss
Director

Sydney
15 May 2002

Independent Audit Report

To the members of Macquarie Bank Limited

Scope
We have audited the Concise Report of Macquarie Bank Limited (the Bank) for the financial year ended 31 March 2002 as set out on pages 39 to 48, in order to express an opinion on it to the members of the Bank. The Bank's Directors are responsible for the Concise Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the Concise Report is free of material misstatement. We have also performed an independent audit of the full consolidated Financial Report of the Bank for the financial year ended 31 March 2002. Our audit report on the full consolidated Financial Report was signed on 15 May 2002, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Report included testing that the information included in it is consistent with the full consolidated Financial Report, and examination, on a test basis, of evidence supporting the amounts, discussion and analysis and other disclosures which were not directly derived from the full consolidated Financial Report. These procedures have been undertaken to form an opinion as to whether the Concise Report complies with Accounting Standard AASB 1039 Concise Financial Reports in that, in all material respects, it is presented fairly in accordance with that standard.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion
In our opinion, the Concise Report of the Bank complies with Accounting Standard AASB 1039 Concise Financial Reports.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants

D.H. Armstrong
Partner

Sydney
15 May 2002

Five Year Summary

Year ended 31 March	1998	1999	2000	2001	2002
Financial Performance ($ million)					
Total income from ordinary activities	665	815	1,187	1,472	1,600
Total expenses from ordinary activities	498	597	885	1,147	1,245
Profit from ordinary activities before income tax	167	218	302	325	355
Income tax expense	26	53	79	53	76
Profit from ordinary activities	141	165	223	272	279
Outside equity interest	–	–	–	1	–
Macquarie Income Securities distributions	–	–	12	31	29
Profit from ordinary activities after income tax attributable to ordinary equity holders	141	165	211	242	250
Financial Position ($ million)					
Total assets	7,929	9,456	23,389	27,848	30,234
Total liabilities	7,348	8,805	22,154	26,510	27,817
Net assets	581	651	1,235	1,338	2,417
Risk weighted assets	4,967	4,987	8,511	9,860	10,651
Total loan assets	3,158	4,002	6,518	7,785	9,209
Impaired assets (net of provisions)	12	44	23	31	34
Share Information					
Cash dividends per share (cents per share)					
1st Half	21.0	30.0	34.0	41.0	41.0
2nd Half	30.0	38.0	52.0	52.0	52.0
Total	51.0	68.0	86.0	93.0	93.0
Basic earnings per share (cents)	88.1	101.3	124.33	138.88	132.83
Share price at 31 March ($)	14.35	19.10	26.40	27.63	33.26
Ordinary share capital (million shares) (a)	157.6	161.1	171.2	175.9	198.5
Market capitalisation at 31 March (fully paid ordinary shares) ($ million)	2,262	3,077	4,520	4,860	6,602
Ratios					
Return on average ordinary share capital	26.1%	26.8%	28.1%	27.1%	18.7%
Payout ratio	57.9%	67.2%	70.0%	67.5%	73.6%
Tier 1 ratio	11.7%	13.0%	14.5%	12.9%	17.8%
Capital adequacy ratio	16.4%	17.3%	18.4%	16.0%	19.4%
Impaired assets as % of loan assets	0.4%	1.1%	0.3%	0.4%	0.4%
Net loan losses as % of loan assets	0.0%	0.1%	0.1%	0.1%	0.2%
Funds Under Management ($ billion)					
Listed	2.3	3.0	4.2	6.9	11.8
Unlisted					
Retail	8.9	9.8	9.6	10.6	11.7
Wholesale	10.5	10.0	12.5	13.4	17.8
Total	21.7	22.8	26.3	30.9	41.3
Staff Numbers	2,474	3,119(b)	4,070(b)	4,467(b)	4,726(b)

(a) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.
(b) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

Directory of Groups and Divisions

Executive Chairman
David Clarke

Managing Director and Chief Executive Officer
Allan Moss

Deputy Managing Director
Richard Sheppard

Investment Banking Group
Nicholas Moore
Corporate Finance
Michael Cook and Michael Carapiet
Structured Finance
Michael Price
Cross-border Leasing
Oliver Yates
Infrastructure and Specialised Funds
Anthony Kahn
Macquarie Capital
Garry Farrell
Macquarie Equities
Mark Bennett
Macquarie Research Equities
David Rickards

Equity Markets Group
Ottmar Weiss
Australia
Greg Mackay
Hong Kong
Kim Burke
Japan
Paul O'Brien
South Africa
David Bavin
Europe
Andrew Evans
Brazil
Walter Pye

Treasury and Commodities Group
Andrew Downe
Metals and Mining
Gavin Bradley and James Mactier
Foreign Exchange
Simon Wright
Debt Markets
Paul Bide
Agricultural Commodities
Peter Thomas
Futures
Bill Marynissen
Treasury
Paul Robertson
Risk Advisory Services
Stephen Wood
Economic Research
Richard Gibbs

Banking and Property Group
Bill Moss
Property – Stephen Girdis
Property Investment Management
James Hodgkinson and Simon Jones
Property Finance
Grant Munro
Real Estate Investment Banking Asia Pacific
Matthew Banks
Medallist Golf Developments
Tony Fehon
Securitised Lending – Tony Gill
Mortgages
Frank Ganis
Margin Lending
Scott Young
Banking – Greg Loveday

Funds Management Group
David Deverall
Macquarie Funds Management Division
David Deverall
International Division
Ben Bruck

Financial Services Group
Peter Maher
Macquarie Financial Services
Brett Spork and Peter Coleman
Macquarie Adviser Services
Tim Farrelly
Client Contact Centres and Shared Services
Gail Burke
Marketing
Andrew Murray

Macquarie Direct Investment
Sandy Lockhart

Corporate Affairs Group
Richard Sheppard
Financial Operations
Greg Ward
Human Resources and Business Services
Wayne Leamon
Company Secretarial and Investor Relations
Dennis Leong
Corporate Communications
Warwick Smith
Taxation
Andrew McWhinnie

Quantitative Applications Division
John Green

Risk Management Division
Nick Minogue
Credit
Stephen Allen
Finance
Max Merven
Operational Risk Review
Mark Donnellan
Compliance
Robert Finlay

Information Services Division
Ian Graham

Directory

Contact

Directory of offices from which Macquarie Bank and/or its subsidiaries conduct operations.

Australia

No. 1 Martin Place
Sydney NSW 2000
Tel: (02) 8232 3333
Fax: (02) 8232 7780
Telex: 122246

20 Bond Street
Sydney NSW 2000
Tel: (02) 8232 3333
Fax: (02) 8232 3350
Telex: 122246

9 Hunter Street
Sydney NSW 2000
Tel: (02) 8232 3333
Fax: (02) 8232 3350
Telex: 122246

Suite 1
215 Albany Street North
Gosford NSW 2250
Tel: (02) 4324 2799
Fax: (02) 4324 3924

101 Collins Street
Melbourne VIC 3000
Tel: (03) 9635 8000
Fax: (03) 9635 8080

Level 4, 432 St Kilda Road
Melbourne VIC 3004
Tel: (03) 9864 2800
Fax: (03) 9866 6815

300 Queen Street
Brisbane QLD 4000
Tel: (07) 3233 5333
Fax: (07) 3233 5370

Comalco Place
12 Creek Street
Brisbane QLD 4001
Tel: (07) 3233 5888
Fax: (07) 3233 5999

Rowes Arcade, Level 1
235 Edward Street
Brisbane QLD 4000
Tel: (07) 3221 2140
Fax: (07) 3229 0356

36 Grafton Street
Cairns QLD 4870
Tel: (07) 4051 2922
Fax: (07) 4051 3698

69 Mary Street
Noosaville QLD 4566
Tel: (07) 5474 1608
Fax: (07) 5474 2359

Shop 10, 127 Fryer Street
Shepparton VIC 3630
Tel: (03) 5822 2878
Fax: (03) 5822 1583

12 Short Street
Southport QLD 4215
Tel: (07) 5532 8355
Fax: (07) 5532 8731

The Old Post Office Building
1st Floor, 140 Margaret Street
Toowoomba QLD 4350
Tel: (07) 4639 2588
Fax: (07) 4639 3905

51 Sturt Street
Townsville QLD 4810
Tel: (07) 4771 6089
Fax: (07) 4771 6244

Level 1, Main Beach Plaza
20 Tedder Avenue
Main Beach QLD 4217
Tel: (07) 5571 0705
Fax: (07) 5571 0956

77 St George's Terrace
Perth WA 6000
Tel: (08) 9224 0666
Fax: (08) 9224 0633

63 Hannan Street
Kalgoorlie WA 6430
Tel: (08) 9021 1422
Fax: (08) 9021 8133

Level 1, West Wing
50 Grenfell Street
Adelaide SA 5000
Tel: (08) 8203 0200
Fax: (08) 8212 4829
Country callers: 1800 806 310

Mount Gambier
8c Helen Street
Mount Gambier SA 5290
Tel: (08) 8724 9544
Fax: (08) 8724 9252

Austria

Wienerbergstrasse 11
Tower East, 31. Floor
1100 Vienna Austria
Tel: (1) 205 300 20
Fax: (1) 205 300 30

Brazil

Rua Jeronimo da Veiga
45 – cj 141 – 14th Floor
Sao Paulo, SP
Brazil 04536-000
Tel: (11) 3068 2600
Fax: (11) 3167 3807

Canada

Suite 810, 121 King Street West
Toronto, Ontario
M5H 3T9 Canada
Tel: (416) 594 0200
Fax: (416) 594 0020

Suite 1780, Royal Centre
1055 West Georgia Street
PO Box 11143
Vancouver BC V6E 3P3
Canada
Tel: (604) 605 3944
Fax: (604) 605 1634

China

Level 28, City Center
100 Zun Yi Road
Hong Qiao
Shanghai 200051 PRC
Tel: (21) 6237 1112
Fax: (21) 6237 1387

5C, Dong Yi Building
No.88-90 Chang Shu Road
Shanghai 200040 PRC
Tel: (21) 6249 2212
Fax: (21) 6249 2810

145 Mu Nan Dao
Heping District
Tianjin PRC 300050
Tel: (22) 2313 4528
Fax: (22) 2313 4529

Germany

Beethovenstrasse 18
60325 Frankfurt am Main
Germany
Tel: (69) 7474 9710
Fax: (69) 7474 9797

Maximilianstr. 32
80539 Munich
Germany
Tel: (89) 200 530
Fax: (89) 200 5320

Hong Kong

17/F Citic Tower
1 Tim Mei Avenue
Central
Hong Kong
Tel: 2823 3700
Fax: 2823 3790

Indonesia

Jakarta Stock Exchange Building
Tower 21, 8th Floor
Jalan Jend, Sudirman Kav.
52-53 Block F-2
Jakarta 12910
Indonesia
Tel: (21) 515 4565
Fax: (21) 515 4579

Japan

Taisho Seimei Hibiya Building 10F
9-1 Yurakucho 1-Chome
Chiyoda-ku Tokyo 100-0006
Japan
Tel: (3) 5220 2727
Fax: (3) 5220 2726

Level 8, Otemachi First Square
1-5-1 Otemachi
Chiyoda-ku Tokyo 100-0004
Tel: (3) 5208 3119
Fax: (3) 3516 7224

Korea

4th Floor, Hanwha Building
110 Sokong-Dong, Chung-gu
Seoul, Korea 100-755
Tel: (2) 3782 2200
Fax: (2) 3782 2299

Kookmin Bank Building
9-1, 2-ga, Namdaemun-Ro,
Chung-gu, Seoul 100-703, Korea
Tel: (2) 317 2740
Fax: (2) 317 2778

4th Floor Hanwha Building
110 Sokong-Dong, Chung-gu
Seoul, Korea 100-755
Tel: (2) 3782 2300
Fax: (2) 3782 2400

16th Floor, Shinhan Bank Bldg.
120 Taepyungro 2-ga Chung-gu
Seoul 100-102 Korea
Tel: (2) 6263 8300
Fax: (2) 6263 8050

Malaysia

Level 12, Menara Dion
27 Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
Tel: (3) 381 3031
Fax: (3) 381 3082

New Zealand

Level 14, Philips Fox Tower
209 Queen Street
Auckland 1 New Zealand
Tel: (09) 357 6931
Fax: (09) 309 6220

Level 17, Forsyth Barr House
764 Colombo Street
Christchurch
New Zealand
Tel: (03) 366 8851
Fax: (03) 366 8852

Ground Floor
Lombard House
93 Customhouse Quay
Wellington
New Zealand
Tel: (04) 462 4999
Fax: (04) 462 4900

Singapore

23 Church Street
#11-05 Capital Square
Singapore 049481
Tel: 6538 3875
Fax: 6538 3926

South Africa

Kildare House
Fedsure Oval
1 Oakdale Road
Newlands 7700
Cape Town, South Africa
Tel: (21) 683 9355
Fax: (21) 683 8565

Tuscan Park Block A
Cnr of Old Oak and Twist Streets
Durbanville 7536
Cape Town, South Africa
Tel: (21) 917 9005
Fax: (21) 917 9223

2nd Floor, West Tower
Sandton Square
Cnr Fifth & Maud Streets
Sandown 2146
Johannesburg, South Africa
Tel: (11) 881 5930
Fax: (11) 881 5861

180 Commissioner Street
Johannesburg
2001 South Africa
Tel: (11) 350 8392
Fax: (11) 350 2519

Level 4, 3 Simmonds Street
Johannesburg 2001
South Africa
Tel: (11) 636 0100
Fax: (11) 636 2822

United Kingdom

Level 30, CityPoint
One Ropemaker St
London EC2Y 9HD
United Kingdom
Tel: (20) 7065 2000
Fax: (20) 7065 2191

United States of America

One Financial Place
440 South LaSalle Street
Suite 2040
Chicago, Illinois
60605 USA
Tel: (312) 521 6888
Fax: (312) 521 6877

11 South LaSalle Street
4th floor
Chicago, Illinois
60605 USA
Tel: (312) 499 8500
Fax: (312) 499 8595

501 North A1A
Jupiter, Florida
33477 USA
Tel: (561) 743 9062
Fax: (561) 743 2400

40th Floor
633 West Fifth Street
Los Angeles
CA 90071 USA
Tel: (213) 233 4444
Fax: (213) 233 4470

Rockefeller Center
Level 21, 600 Fifth Avenue
New York, NY
10020 USA
Tel: (212) 548 6555
Fax: (212) 399 8930

City Center
1420 Fifth Avenue
Suite 2200, Seattle
WA 98101 USA
Tel: (206) 583 8385
Fax: (206) 326 8085

Investor Relations
Tel: (02) 8232 4750
Fax: (02) 8232 4330

Registered Office
Level 9
15 London Circuit
Canberra ACT 2600
Tel. (02) 6274 3000

Share Registry
Computershare Investor Services Pty Ltd
GPO Box 7045
Sydney NSW 1115
Tel: 1300 655 080
Fax: (02) 8234 5050

Qanmacs Registry
ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232
Tel. (02) 8280 7111
Fax: (02) 9261 8439

Please note
No country codes have been included. When telephoning Australia or New Zealand, the first '0' in the area code should not be dialed.

www.macquarie.com.au

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Emery Vincent Design

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Stephen Ward

Printing
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MACQUARIE BANK
2002 FINANCIAL REPORT



www.macquarie.com.au

Cover image

Growth in specialist funds

Drawing on our expertise in select sectors, an exciting area of growth is in the management of specialist asset class funds, such as infrastructure. During the year Macquarie Infrastructure Group acquired an effective holding of 43 per cent in Canada's Highway 407, the largest privatised tollroad in the world.

Risk Management Report

Risk is an integral part of the Macquarie Bank Group's businesses. Management of that risk is therefore critical to the Group's continuing profitability. Strong independent prudential management has been a key to the Bank's success over many years. Where risk is assumed it is within a calculated and controlled framework.

The main risks faced by the Group are market risk, credit risk, liquidity risk, operational risk, and legal compliance and documentation risk. It is the responsibility of the Risk Management Division to assess and manage those risks within the Macquarie Bank Group.

The principles followed by Macquarie Bank in risk management are:

- *Independence* – Risk Management Division is independent of the operating areas of the Group, reporting directly to the Managing Director and the Board
- *Centralised prudential management* – Risk Management Division's responsibility covers the whole of the Macquarie Bank Group. Therefore it can assess risks from a Groupwide perspective and ensure a consistent approach across all operating areas
- *Approval of all new business activities* – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets, without first consulting Risk Management Division. The Division identifies, quantifies, and assesses all risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board
- *Continuous assessment* – Risk Management Division continually reviews risks to account for changes in market circumstances and the Group's operating areas
- *Frequent monitoring* – Centralised systems exist to allow Risk Management Division to monitor credit and market risks daily. Risk Management Division staff liaise closely with operating and support Divisions.

Market risk

Market risk is the exposure to adverse changes in the value of the Group's trading portfolios as a result of changes in market prices or volatility. The Group is exposed to the following risks in each of the major markets in which it trades:

- foreign exchange markets: changes in spot and forward exchange rates and the volatility of exchange rates
- interest rate markets: changes in the level, shape and volatility of yield curves, the basis between different interest rate securities and derivatives and credit margins
- equities markets: changes in the price and volatility of individual equities, equity baskets and equity indices
- bullion markets: changes in the price and volatility of gold and silver
- commodity markets: changes in the price and volatility of base metals and agricultural commodities.

Risk Management Division measures exposures in all markets for each dealing desk and for markets in aggregate. Risk exposures are measured on derivatives and underlying assets and liabilities in the same market, together.

Risk Management Division sets limits for all exposures in all markets. Limits on the Group's aggregate market risk are approved by the Group's Executive Committee. The aggregate exposure to each market is limited to a small percentage of the Group's shareholders' funds. Trading limits are not targets and actual exposures in normal day-to-day trading tend to be well below limits.

The Division monitors market risks against limits daily and provides a report of market exposures to senior management every day.

Market risk limits are set on the following bases:

- a wide range of price and volatility scenarios, including comprehensive worst case, or stress, scenarios. Those scenarios are measured every day and form the cornerstone of the risk management approach
- a statistically based Value At Risk (VAR) measure which, to correspond with the Australian Prudential Regulatory Authority's (APRA) capital adequacy standard, is based on a 10 day holding period and a 99 per cent confidence level. Risk Management Division performs back testing on the VAR results, that is a comparison of actual daily trading profits and losses against the daily VAR. VAR is calculated using a Monte Carlo simulation approach
- volume and open position limits are set on a large number of market instruments and positions in order to constrain concentration risk and to avoid the accumulation of risky, illiquid positions.

Risk Management Report continued

The table below shows the average, maximum and minimum VAR over the year for the major markets in which the Group operates. The VAR shown in the table is based on a one-day holding period. The aggregate VAR is on a correlated basis.

	2002 Average A$M	2002 Maximum A$M	2002 Minimum A$M	2001 Average A$M	2001 Maximum A$M	2001 Minimum A$M
Value At Risk (VAR) Figures for Year ended March 2002						
Equities	**4.35**	**6.75**	**2.11**	5.21	10.46	2.32
Interest Rates	**1.48**	**4.40**	**0.72**	1.82	3.63	0.72
Foreign Exchange and Bullion	**1.18**	**3.90**	**0.27**	0.76	1.90	0.24
Commodities	**0.76**	**1.88**	**0.25**	0.76	1.63	0.35
Aggregate	**4.84**	**7.25**	**2.54**	5.65	10.38	3.57

There are two areas in which non-traded market risks arise in the Group.

First, some interest rate risk arises in the banking book. The raising of liabilities to fund on-balance sheet assets is centrally managed by the Treasury area in the Treasury & Commodities Group. Treasury has the responsibility of managing the mismatch between assets and liabilities. This ensures that business areas that lend can focus on margins rather than on exposures to interest rates.

Treasury must manage its interest rate exposures within interest rate trading book limits. These exposures are included in the value-at-risk figures set out in this report.

As a result of the above practice, virtually all of the Group's interest rate risk is captured in the trading book. Banking book businesses either have no limit to take interest rate risk, ie they must be fully hedged at all times, or are given a small limit to cover residual risks. Residual interest rate risk in the banking book is monitored regularly by Risk Management Division.

Second, market risks arise on equity-like exposures that are taken by the Group from time to time. These exposures include:

- holdings in specialist funds managed by the Group
- direct investments in entities external to the Group
- property
- lease residuals.

All positions of this kind are reviewed and approved by Risk Management Division and, where appropriate, by Executive Committee and the Board. Consistent with the approach taken with market risks in the trading areas of the Group, equity positions are subject to worst case, or stress, scenario analysis. The Group's total exposure to equity positions on this worst case basis is subject to a portfolio limit approved by the Board.

Credit risk

Credit risk arises from both lending and trading activities. In the case of trading activity credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. The resultant credit exposure will be a function of the movement of prices over the period of the underlying contract.

Systems for the assessment of potential credit exposures exist for each of the Group's trading activities. As with market exposures, no credit exposures are entered into without appropriate analysis. Limits are set on the basis of these potential exposures.

The Group's philosophy on credit risk reflects the principle of separating prudential control from operational management. Responsibility for approval of credit exposures is delegated to specific individuals. All approvals reflect two principles: a requirement for dual sign-off and a requirement that, above relatively small figures, all credit exposures must be approved outside the business line proposing to undertake them. Most credit decisions are therefore taken within the Risk Management Division.

All limits are reviewed at least once a year, or more frequently if necessary, to ensure that the most current information available on counterparties is taken into account.

All credit exposures are monitored regularly against limits. Credit exposures which fluctuate through time are monitored daily. These include off balance sheet exposures such as swaps, forward contracts and options, which are assessed using sophisticated valuation techniques.

To mitigate credit risk, the Group makes increasing use of margining and other forms of collateral or credit enhancement techniques where appropriate.

The Group's policies to control credit risk include avoidance of unacceptable concentrations of risk either to an economic sector or to an individual counterparty. Large exposures to single counterparties or groups of counterparties are generally restricted unless the credit is of the highest standard or there is a high level of security.

The Group has modest, though growing, exposures offshore. There are small amounts held in nostro balances and exposures to OECD and some Asia Pacific, Latin American and African countries. Where appropriate the country risk is covered by political risk insurance.

Loans, Advances and Leases by Sector 2002



Individuals and Households	29%
Finance and Insurance	19%
Property and Business Services	17%
Other	11%
Personal Services	7%
Govt Administration and Defence	5%
Manufacturing	5%
Mining	4%
Construction	2%
Electricity, Gas and Water Supply	2%

Ratio of Provisions and Impaired Assets to Loans, Advances and Leases
%


2.5
2.0
1.5
1.0
0.5
0
-0.5
1997
1998
1999
2000
2001
2002

Provision for uncertainties to loans, advances and leases
Impaired assets to loans, advances and leases
Net loan losses to loans, advances and leases

Risk Management Report continued

Liquidity risk

Liquidity risk is recognised as one of the most important issues for the Macquarie Bank Group. The Group's liquidity policy is reviewed regularly and has been agreed with APRA.

Liquidity requirements are managed on a day-to-day basis by the Treasury and Commodities Group which is responsible for ensuring funding is readily available for all the Group's transactions, even in a crisis scenario, and for maintaining a diversity of funding sources.

Risk Management Division monitors liquidity on a daily basis to ensure the funding profile meets liquidity policies.

A full description of the Group's liquidity policy is contained in Note 39 to the Financial Report.

Funding by Source



Short-Term Notes	34%
Corporate Clients	24%
Retail Clients	21%
Long Term Bonds	15%
Gold Loans	2%
Subordinated Debt	2%
Due To Banks/Clearing Houses	1%
Convertible Preference Shares	1%

Operational risk

Macquarie Bank faces operational risks which could lead to reputation damage, financial loss or regulatory consequences in the event of an operational failure or error. Responsibility for management of operational risk lies in the first instance with the business unit concerned. Operational Risk Managers have been appointed within business units to help ensure business units meet this responsibility. Independently of management, Operational Risk Review (ORR) oversees and monitors operational risk.

Controls over operational risk are designed to ensure transactions are appropriately approved and that checks and balances exist over their processing, recording and reconciliation. These include procedures and controls which ensure that all transactions are accurately recorded and properly reflected in internal systems and records and that they are confirmed on a timely basis.

Consistent formalised controls operate across the Bank over the management of specific operational risks. Tight control is achieved through specialised centralised departments, formal approval processes, and bankwide policies and procedures. Project teams and special interest groups with clear reporting lines are formed to manage or focus on one-off or common risks where appropriate.

A Groupwide process of operational risk self assessment by management has been established to provide further consistency and focus on operational risk management.

Macquarie's approach to managing risk through the above framework allows new risks to be identified and dealt with in a pro-active manner, as well as regularly reviewing existing risks.

ORR's role is to ensure that operational risk management procedures in Macquarie are adequate. ORR undertakes independent reviews of risk throughout the Group, reporting directly to the Board Audit and Compliance Committee and senior management on issues or weaknesses.

Legal risk

Macquarie Bank actively manages legal risks to its businesses. Legal risks include the risk of breaches of applicable laws and regulatory requirements, actual or perceived breaches of obligations of fidelity or confidence to clients and counterparties, unenforceability of counterparty obligations, or the inappropriate documentation of contractual relationships.

Each of the Group's businesses is responsible for developing and implementing its own legal risk management procedures. Risk Management Division's Compliance function assesses legal compliance risk from a Groupwide perspective and works closely with the legal, compliance and prudential teams throughout the Group to ensure appropriate standards are applied consistently to legal risks and compliance. Overseas expansion, the development of new businesses and regulatory developments, domestically and overseas, are key areas of focus within this role.

International offices

Macquarie Bank's policy is that international offices are subject to the same standard of prudential controls that apply in Australia. Before an international office can be set up, or undertake new activities, Risk Management Division analyses the proposed activities and procedures to ensure appropriate prudential controls are in place. Risk Management Division staff monitor and routinely visit overseas offices to ensure compliance with prudential controls. In addition, Risk Management Division staff are located in certain of the larger offices.

Where international offices undertake trading activities, daily reports are produced in Sydney and all exposures, both credit and market, are monitored against established limits.

Risk Management Report continued

Capital Adequacy

The Group's capital adequacy ratio at 31 March 2002, measured under APRA's guidelines, amounted to 19.4% (2001: 16.03%). The Tier 1 ratio was 17.8% (2001: 12.90%).

The Group's capital base was made up of:

	31 March 2002 $M	31 March 2001 $M
Tier 1		
Share Capital and Reserves, less goodwill and other deductions	1,900	1,272
Tier 2		
Macquarie Income Securities (excess over level allowable for Tier 1 capital)	133	141
Subordinated Debt	242	256
Less Amortised Amount	(49)	(25)
General Reserve for Losses	59	54
Less Capital Deductions	(18)	(18)
	367	408
Total Capital	2,267	1,680
Less Capital Deductions	(198)	(99)
Net Capital Base	2,069	1,581

Balance Sheet Risk-Weighted Assets – March 2002

	Amount $M	Risk Weight %	Risk Adjusted Asset $M
Cash, Bullion, Australian Government, RBA and Trading Book Securities	10,155	0	0
Local Government, Non-Commercial Public Trading Enterprises, Banks	3,597	20	719
Mortgage Loans, Stockbroking Debtors	2,439	50	1,219
Other Assets – 100% Risk Weighting	5,525	100	5,525
– 0% Risk Weighting	8,520	0	0
Total Assets	30,234		7,463
Less: Attributable to APS 120 Subsidiaries			98
Total Balance Sheet Risk-Weighted Assets			7,365

Off-Balance Sheet Risk-Weighted Assets – March 2002

	Nominal Amount $M	Credit Conversion Factor	Credit Equivalent Amount	Risk Weight %	Risk Adjusted Asset $M
Guarantees, Letters of Credit and Endorsements	509	50–100	391	0–100	350
Forward Purchases and Undrawn Commitments	3,692	0–100	1,201	0–100	770
Foreign Exchange, Interest Rate and other market related transactions	163,066	N/A	3,786	0–50	1,447
Total Off-Balance Sheet Risk-Weighted Assets					2,567

Market Risk – March 2002

	99% 10 day VAR* $M	Multiplier	Capital Charge $M	Conversion Factor	Risk Adjusted Asset $M
Interest Rates – General Market Risk	6				
Equities – General Market Risk	11				
Equities – Specific Risk	3				
Foreign Exchange and Bullion	3				
Commodities	2				
Aggregate	12	3	37	12.5	468
Surcharge for Equities Event & Default Risk			3	12.5	38
Debt Securities Specific Risk (Standard Method)			17	12.5	213
Total Market Risk Risk-Weighted Assets					719
Total Risk-Weighted Exposure					10,651

* Average for the 60 days to 31 March 2002

The Group has in place a high level capital management plan. The Board sets capital targets, having regard to APRA requirements, ratings agencies and market expectations, and the views of management. The actual capital adequacy position of the Group is calculated regularly by Risk Management Division and Financial Operations Division. In addition, forecasts of the Group's capital adequacy are made up to two years ahead so that the Group can anticipate future capital needs in response to new transactions and new businesses.

Statements of Financial Performance

For the financial year ended 31 March 2002

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Interest income		1,009	1,018	848	884
Interest expense		(790)	(839)	(832)	(847)
Net Interest Income	2	219	179	16	37
Fee and commission income		1,210	988	371	361
Fee and commission expense		(207)	(157)	(115)	(85)
Net Fee and Commission Income	2	1,003	831	256	276
Net Trading Income	2	361	457	365	445
Net Other Income	2	17	5	363	302
Total Income from Ordinary Activities		1,600	1,472	1,000	1,060
Employment expenses	2	(859)	(775)	(599)	(559)
Occupancy expenses	2	(84)	(76)	(58)	(56)
Non-salary technology expenses	2	(79)	(70)	(62)	(54)
Other operating expenses	2	(223)	(226)	(132)	(138)
Total Expenses from Ordinary Activities		(1,245)	(1,147)	(851)	(807)
Profit from ordinary activities before income tax		355	325	149	253
Income tax (expense)/benefit	4	(76)	(53)	(18)	17
Profit from Ordinary Activities after Income Tax		279	272	131	270
Loss from ordinary activities after income tax attributed to outside equity interests		-	1	-	-
Profit from Ordinary Activities after Income Tax attributable to Equity Holders of Macquarie Bank Limited		279	273	131	270
Distributions paid or provided on Macquarie Income Securities	5	(29)	(31)	-	-
Profit from Ordinary Activities after Income Tax attributable to Ordinary Equity Holders of Macquarie Bank Limited		250	242	131	270
Revaluation of investments in controlled entities to Directors' valuation	27	-	-	-	(28)
Total Valuation Adjustments attributable to Ordinary Equity Holders Recognised Directly in Equity		-	-	-	(28)
		Cents Per Share			
Basic Earnings per Share	6	132.83	138.88		
Diluted Earnings per Share	6	131.90	139.69		

The accompanying notes form part of this Financial Report.

Statements of Financial Position

As at 31 March 2002

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Assets					
Cash and liquid assets		283	295	165	210
Securities purchased under resale agreements	7	4,313	3,323	4,126	3,137
Trading assets	8	4,864	4,192	4,114	3,688
Other securities	9	1,937	270	52	415
Loan assets	10	9,209	7,785	7,201	5,853
Other financial market assets		4,630	7,493	4,726	7,598
Other financial assets	12	1,927	1,487	1,198	1,206
Life insurance investment assets	13	2,588	2,580	-	-
Due from controlled entities		-	-	3,608	1,936
Equity investments	14	102	88	26	27
Investments in associates and incorporated joint ventures	15	90	53	40	40
Fixed assets	16	135	108	123	100
Tax assets	17	156	174	147	115
Investments in controlled entities	18	-	-	2,161	1,157
Total Assets		30,234	27,848	27,687	25,482
Liabilities					
Due to other financial institutions	19	565	786	201	486
Securities sold under repurchase agreements	20	928	1,701	928	1,701
Securities borrowed	21	2,359	760	2,925	1,103
Deposits		4,520	3,865	4,487	3,831
Notes payable	22	9,434	8,000	9,693	8,080
Other financial market liabilities		3,811	6,099	3,930	6,160
Tax liabilities		17	24	8	6
Other liabilities	23	2,923	1,995	1,825	1,398
Life insurance policy liabilities		2,539	2,535	-	-
Due to controlled entities		-	-	1,177	787
Provisions for dividends and distributions	5	109	98	103	91
Deferred tax liabilities	17	100	138	-	-
Other provisions	24	120	103	117	99
Total Liabilities excluding Loan Capital		27,425	26,104	25,394	23,742
Loan Capital					
Subordinated debt	25	242	256	242	256
Converting Preference Shares	25	150	150	150	150
Total Liabilities		27,817	26,510	25,786	24,148
Net Assets		2,417	1,338	1,901	1,334
Equity					
Contributed Equity					
Ordinary share capital	26	1,012	392	1,012	392
Macquarie Income Securities	26	391	391	391	391
Investment revaluation reserve	27	-	-	144	272
Retained earnings	27	617	551	354	279
Total Equity Attributable to Equity Holders of Macquarie Bank Limited		2,020	1,334	1,901	1,334
Outside equity interests in controlled entities	27	397	4	-	-
Total Equity		2,417	1,338	1,901	1,334

The accompanying notes form part of this Financial Report.

Statements of Cash Flows

For the financial year ended 31 March 2002

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Cash Flows from Operating Activities					
Interest and bill discounts received		980	1,017	817	884
Interest and other costs of finance (paid)		(821)	(790)	(827)	(782)
Dividends and trust income received		144	71	315	168
Fees, royalties and commissions received		1,149	956	679	493
Fees, royalties and commissions (paid)		(156)	(132)	(101)	(59)
Net receipts/(payments and proceeds) from dealing in financial instruments		627	(1,415)	900	(1,264)
Net (payments to suppliers)/receipts from customers (inclusive of GST)		(709)	(95)	(425)	(47)
Employment expenses (paid)		(816)	(727)	(554)	(528)
Income taxes (paid)		(165)	(141)	(66)	(27)
Life insurance investment income		84	119	–	–
Life insurance premiums received		1,854	1,739	–	–
Life insurance (policy payments)		(1,946)	(2,118)	–	–
Net Cash Flows from Operating Activities	28	225	(1,516)	738	(1,162)
Cash Flows from Investing Activities					
Loan assets (granted)/repaid		(3,698)	(1,076)	(5,295)	(1,136)
Proceeds from securitisation of loan assets		2,258	–	2,258	–
(Payments) for other securities		(1,788)	(75)	(43)	(65)
Proceeds from the sale of other securities		121	53	405	–
(Payments) for equity investments		(78)	(100)	–	(42)
Proceeds from the sale of equity investments		27	19	–	15
(Payments) for controlled entities		–	–	(1,151)	(115)
Proceeds from the sale of controlled entities		–	82	–	39
(Payments) for life insurance investments		(7,803)	(7,349)	–	–
Proceeds from the sale of life insurance investments		7,841	7,619	–	–
(Payments) for fixed assets		(75)	(67)	(55)	(61)
Proceeds from the sale of fixed assets		2	5	–	5
Net Cash Flows from Investing Activities		(3,193)	(889)	(3,881)	(1,360)
Cash Flows from Financing Activities					
Net increase in money market and other deposit accounts		2,231	2,526	2,753	2,647
Proceeds from the issue of ordinary share capital		623	55	623	55
Transaction costs for the placement of ordinary share capital		(3)	–	(3)	–
On-market buy back of ordinary share capital		–	(36)	–	(36)
Proceeds from outside equity interest		394	5	–	–
(Repayment) of subordinated debt		–	(85)	–	(85)
Dividends and distributions (paid)		(213)	(203)	(183)	(172)
Net Cash Flows from Financing Activities		3,032	2,262	3,190	2,409
Net Increase/(Decrease) in Cash		64	(143)	47	(113)
Cash at the beginning of the financial year		179	322	107	220
Cash at the End of the Financial Year	28	243	179	154	107

The accompanying notes form part of this Financial Report.

Notes to and forming part of the Financial Report

For the financial year ended 31 March 2002

Note 1. Significant Accounting Policies

The significant accounting policies adopted in the preparation of this financial report and that of the previous financial year, except as otherwise stated, are:

(i) Preparation of Financial Report
This financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views, the Corporations Act 2001 and the Banking Act 1959.

This financial report has been prepared on a historical cost basis, except where otherwise stated. The carrying value of any non-current assets does not exceed their recoverable amount. In assessing recoverable amounts for particular classes of assets the relevant cash flows have not been discounted to their present values, unless otherwise stated.

As a result of applying the revised AASB 1018 Statement of Financial Performance, the revised AASB 1034 Financial Report Presentation and Disclosures and the revised AASB 1040 Statement of Financial Position for the first time, a number of comparative amounts were represented or reclassified to ensure comparability with the current financial year.

In accordance with Australian Securities & Investments Commission Class Order 98/0100 amounts in this financial report have been rounded off to the nearest million dollars unless otherwise indicated.

(ii) Consolidation
This financial report comprises the financial report of Macquarie Bank Limited (the Bank), being the chief entity, and its controlled entities (together, the economic entity). A controlled entity is one in which the Bank has the capacity to directly or indirectly control decision-making in relation to financial and operating policies, so as to require that entity to conform with the Bank's objectives. The effects of all transactions between entities in the economic entity have been eliminated in full. Outside equity interests in the results and equity of controlled entities, where the Bank owns less than 100% of the issued capital, are shown separately in the consolidated Statements of Financial Performance and Financial Position respectively.

Where control of an entity was obtained during the financial year, its results have been included in the consolidated Statement of Financial Performance from the date on which control commenced. Where control of an entity ceased during the financial year its results are included for that part of the financial year during which control existed.

Balances arise from lending and borrowing activities between the Bank and its controlled entities, and are repayable on demand. No security has been provided in respect of these lending activities.

(iii) Foreign currencies
All foreign currency monetary assets and liabilities, including those belonging to controlled entities located overseas, on the basis that they are integrated with the operations of the chief entity, have been translated into Australian currency at the rates of exchange prevailing at balance date, with all relevant movements recognised in the Statement of Financial Performance. Transactions in foreign currencies have been recorded at the rates of exchange prevailing at transaction dates. Gains or losses arising on transactions and from dealing in foreign exchange have been recognised in the Statement of Financial Performance.

Forward foreign exchange contracts, entered into in the normal course of business, are accounted for as specified in the accounting policy Note (xx) – Financial Instruments.

Foreign currency liabilities are generally matched by assets or derivative financial instruments in the same currency. The total amounts of unmatched foreign currency liabilities and assets and consequent foreign currency exposures are not material.

(iv) Interest Income
Interest income from loans and deposits is brought to account on an accruals basis. Interest on finance leases is brought to account progressively over the life of the lease consistent with the outstanding investment balance.

Accrued coupons, amortisation of premiums and accretion of discounts on trading assets are brought to account as interest income on a yield to maturity basis in accordance with the term of the security.

(v) Fee Income
Corporate advice and other fee income is brought to account as work is completed and a fee agreed with clients.

Fees earned from financing transactions are deferred and brought to account as interest income on a straight line basis over the term of the financing arrangement. Where the financing exposure is sold down to investors, the previously unearned amount is brought to account as fee income.

(vi) Dividends and distributions
Dividends and distributions are recognised as income in the Statement of Financial Performance upon declaration.

Notes continued

As at 31 March 2002

Note 1. Significant Accounting Policies continued

(vii) Income tax

The principles of the liability method of tax effect accounting have been adopted whereby the income tax expense for the financial year is calculated by reference to the accounting profit after allowing for permanent differences between accounting profit and taxable income. The tax assets relating to tax losses are not carried forward as an asset unless the benefit is virtually certain of realisation.

Income tax on cumulative timing differences are set aside to either the deferred tax liabilities or tax assets accounts at the rates which are expected to apply when those timing differences reverse.

No provision is made for additional taxes which could become payable if certain retained earnings or reserves of the foreign controlled entities were to be distributed. It is not expected that any substantial amount will be distributed from these retained earnings or reserves in the foreseeable future.

(viii) Repurchase and reverse repurchase agreements

Securities purchased under resale agreements represent assets of the economic entity. The difference between the purchase price and the resale price is brought to account as interest income over the term of the agreement.

Securities sold under repurchase agreements represent liabilities of the economic entity. The difference between the sale price and the repurchase price is brought to account as interest expense over the term of the agreement.

(ix) Trading assets

Trading assets, including debt and equity securities, bank bills, treasury notes, bullion and commodities, are purchased with the intent that they be sold during the course of day-to-day trading operations. They are recorded at net market value, which approximates their net fair value. Any realised gains or losses from the sale of trading assets are recognised in the Statement of Financial Performance and unrealised gains or losses arising from market value adjustments and recorded in the Statement of Financial Position as "Other Financial Market Assets" and "Other Financial Market Liabilities".

Securities borrowed include equities and fixed interest securities that are transacted in the normal course of business. They are recorded at market value, which approximates their net fair value. Any unrealised gains or losses arising from market value adjustments are recognised in the Statement of Financial Performance and recorded in the Statement of Financial Position as "Other Financial Market Assets" and "Other Financial Market Liabilities".

(x) Other securities

Other securities are purchased with the intent that they be held for a period of time, though not necessarily until maturity. They are recorded at the lower of cost and recoverable amount. Any write-down in the value of other securities is recognised as an expense in the Statement of Financial Performance.

(xi) Credit review

All loan assets are subject to recurring review and assessment of the level of credit risk. All bad debts are written off in the period in which they are recognised and specific provisions are made for impaired assets.

Impaired loans are classified as follows:

(a) Non-accrual with:
- (i) no performance (representing loans on which no income is being received);
- (ii) partial performance (representing loans on which income, which is less than the legal entitlement, is received); and
- (iii) full performance with provisions (representing loans on which full income is being received but where a provision against loss has been made);

(b) Restructured loans (where the original loan agreement has been modified); and

(c) Other real estate owned (representing loans acquired through enforcement of security).

(xii) Property purchased for sale and development

Property purchased for sale and development represents properties purchased for the specific purpose of being held for development and sale. Property is stated at the lower of its purchase cost or recoverable amount.

(xiii) Equity investments

Investments in non-related entities intended for long-term retention are shown at cost. Where the carrying value of the investment is in excess of its recoverable amount, the investment will be written down to its recoverable amount and the difference recognised as an expense in the Statement of Financial Performance.

(xiv) Investments in associates and incorporated joint ventures

Investments in associates and incorporated joint ventures are accounted for on consolidation using the equity method. Associates are those entities over which the consolidated entity exercises significant influence but not control. The economic entity's share of profits of these investments are recognised as income in the consolidated Statement of Financial Performance.

(xv) Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets at the following rates:

Art	1%
Personal computers	50%
Other computer equipment	33.3%
Furniture and fittings	10%
Plant and equipment	20%
Leasehold improvements*	20%

* Where remaining lease terms are less than 5 years, leasehold improvements are depreciated at a higher rate to ensure they are fully depreciated by the end of the lease term.

Certain costs incurred in acquiring and developing certain software have been capitalised and are being amortised over their useful life, usually for a period of between 3 to 5 years.

Depreciation rates are reviewed annually and reassessed in the light of commercial and technological developments.

The costs of repairs and maintenance are expensed as incurred.

Where the useful life of an asset or class of assets has been reduced or effectively ended then the book value of such asset or class of assets or their useful lives would be reduced as appropriate. Adjustments arising from such restatements and on disposal of fixed assets are recognised in the Statement of Financial Position.

(xvi) Securitisation of loan assets

The economic entity securitises loan assets via the issue of bonds to investors through unrelated trusts and companies. Fees earned in respect of services provided in connection with the management of the trusts and companies are brought to account on an accrual basis. All credit and other risks associated with securitisation of the assets are assumed by the investors on purchase of the bonds.

(xvii) Provision for employee entitlements

Liabilities for unpaid salaries, salary related costs and provisions for annual leave are recorded in the Statement of Financial Position at the current salary rates. Provisions for long service leave are recognised at the present value of expected future payments to be made. In determining this amount, consideration is given to expected future salary levels and employee service histories. Expected future payments are discounted to their net present value using rates on Commonwealth Government securities with terms that match as closely as possible the expected future cash flows.

(xviii) Provision for uncertainties

The economic entity maintains a provision for uncertainties to cover the inherent risk of loss that may arise from non-recovery of amounts receivable or contingent exposures. An assessment as to the adequacy of the provision is made at the end of each reporting period. Should the provision be considered inadequate, either due to losses applied against the provision or to changes in the size or risk characteristics of the economic entity's portfolio, a charge would be made in the Statement of Financial Performance in the current financial year to adjust the provision.

(xix) Statement of Cash Flows

For the purposes of the Statement of Cash Flows, cash includes cash and liquid assets, balances due to and from the clearing bank and balances due to and from clearing houses.

(xx) Financial Instruments

Financial instruments include futures, forwards and forward rate agreements, swaps and options in the interest rate, foreign exchange, commodity and equity markets. The economic entity uses these derivative instruments for trading activities and in conjunction with the management of existing assets and liabilities (refer Note 36 – Objectives of Holding and Issuing Derivative Financial Instruments).

Transactions that are entered into for trading purposes or used as hedges of other trading assets or instruments are carried at market value, which approximates their net fair value with resultant gains and losses recognised in the Statement of Financial Performance.

Transactions entered into for hedging purposes or used to modify the interest rate characteristics of specific assets and liabilities are brought to account on the same basis as the income or expense which is recognised on the hedged instrument or the underlying asset or liability.

(xxi) Funds under management

Within the economic entity certain controlled entities act as a custodian and/or single responsible entity for a number of investment funds and trusts. As at 31 March 2002, the investment funds and trusts, both individually and collectively, have an excess of assets over liabilities. The value of funds managed by the economic entity exceeds $41.3 billion (2001: $30.9 billion).

These investment funds and trusts have not been consolidated in the financial report because individual entities within the economic entity do not have control of the funds and trusts.

Commissions and fees earned in respect of the economic entity's funds management activities are brought to account on an accruals basis.

Notes continued

As at 31 March 2002

Note 1. Significant Accounting Policies continued

(xxii) Life insurance business
The following are key accounting policies in relation to the life insurance business:

Fees and Charges
Fees and charges are recognised as revenue when services are provided to policy holders. This is commonly referred to as the "Margin on Services" methodology in accordance with Actuarial Standards AS 1.02 Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board.

Investment Assets
Investments are measured at net market value which approximates their fair value. Market value is determined based on quoted prices for listed securities and market yields for fixed interest and discount securities. Changes in net market values are recognised in the Statement of Financial Performance in the financial year in which the changes occur.

Restriction on Assets
Investments held in the Life Funds can only be used within the restrictions imposed under the Life Insurance Act 1995. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distributions when solvency and capital adequacy requirements are met. Shareholders can only receive a distribution, by way of dividend, when the capital adequacy requirements of the Life Insurance Act 1995 are met.

Policy Liabilities
Policy liabilities are measured as the accumulated benefits available to policy holders, calculated in accordance with AS 1.02.

Change in accounting policy
From 1 April 2001, the revised AASB 1041 Revaluation of Non-Current Assets became operative for the economic entity.

AASB 1041 requires that subsequent to initial recognition as assets, most non-current assets must be measured on either a cost or net fair value basis. When first applying AASB 1041, an entity may elect to revert to the cost basis for a class of non-current assets that was previously carried at a revalued amount. The existing carrying value can be deemed to be the cost or a retrospective adjustment can be made to reflect the assets at their original cost less any accumulated depreciation and any recoverable amount write-downs.

The Bank has elected to adopt a deemed cost basis in respect of its investments in controlled entities. Previously the investments in controlled entities were carried at the Bank's share of net assets with the revaluation increment or decrement recorded in the investment revaluation reserve. Under the amended policy, where the carrying value of these investments is in excess of their recoverable amount, the investment will be written down to its recoverable amount and the difference will be recognised as an expense in the Statement of Financial Performance.

Operating profit after income tax for the Bank for the financial year ended 31 March 2002 decreased by $19,000,000 as a result of the change in accounting policy. There was no impact on operating profit after income tax for the economic entity.

The application of the revised AASB 1041 has had no impact on the carrying value of any other classes of the economic entity's non-current assets.

Note 2. Profit from Ordinary Activities

Profit from ordinary activities before income tax has been determined after crediting as income/(charging as expense):

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Interest Income				
Interest income received/receivable:				
- other entities	1,009	1,018	739	850
- controlled entities	-	-	109	34
Interest expense paid/payable:				
- other entities	(790)	(839)	(777)	(821)
- controlled entities	-	-	(55)	(26)
Net Interest Income	219	179	16	37
Fee and Commission Income				
- revenue	1,181	956	371	361
- expense	(207)	(157)	(115)	(85)
Income from life insurance business (refer Note 13)	29	32	-	-
Net Fee and Commission Income	1,003	831	256	276
Trading Income				
Trading instruments	137	322	176	351
Net gains from foreign currency trading	87	64	87	64
Dividends and distributions received/receivable				
- other trading assets	137	71	102	30
Net Trading Income	361	457	365	445

Notes continued

As at 31 March 2002

Note 2. Profit from Ordinary Activities continued

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Other Income				
Share of Net Profits or Losses of Associates and Incorporated Joint Ventures Accounted for Using the Equity Method (refer Note 15)	6	-	-	-
Income arising from other securities	19	(1)	11	(2)
Life insurance income earned on shareholders' funds	5	6	-	-
Dividends received/receivable				
- other securities and equity investments	6	12	2	-
- controlled entities	-	-	83	143
Management fees and cost recoveries - controlled entities	-	-	317	223
Other income	16	23	2	17
Total other income	52	40	415	381
Provisions for uncertainties (refer Note 24)	(5)	(7)	(7)	(7)
Specific provisions (refer Note 10)				
- provided for during the financial year	(16)	(6)	(14)	(5)
- written back during the financial year	2	1	2	1
- loan losses written off	(2)	(3)	(1)	(2)
- recovery of loans previously written off	1	-	1	-
Total net charge for provisions	(20)	(15)	(19)	(13)
Write-down of investments in controlled entities to recoverable amount	-	-	(19)	-
Loss on sale of investments in controlled entities	-	-	-	(52)
Other expenses	(15)	(20)	(14)	(14)
Total other expenses	(35)	(35)	(52)	(79)
Net Other Income	17	5	363	302
Total Income from Ordinary Activities	1,600	1,472	1,000	1,060

Note 2. Profit from Ordinary Activities continued

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Employment Expenses				
Salary and salary related costs, superannuation, performance-related profit share and staff training*	(850)	(765)	(594)	(552)
Provision for annual leave	(6)	(6)	(3)	(4)
Provision for long service leave	(3)	(4)	(2)	(3)
Total Employment Expenses	(859)	(775)	(599)	(559)
Occupancy Expenses				
Operating lease rental	(62)	(55)	(44)	(42)
Depreciation: furniture, fittings and leasehold improvements (refer Note 16)	(13)	(11)	(10)	(8)
Other occupancy expenses	(9)	(10)	(4)	(6)
Total Occupancy Expenses	(84)	(76)	(58)	(56)
Non-Salary Technology Expenses				
Information services	(31)	(29)	(19)	(13)
Depreciation: computer equipment and software (refer Note 16)	(29)	(24)	(28)	(23)
Other non-salary technology expenses	(19)	(17)	(15)	(18)
Total Non-Salary Technology Expenses	(79)	(70)	(62)	(54)
Other Operating Expenses				
Auditors' remuneration (refer Note 42)	(7)	(5)	(3)	(3)
Legal and professional fees	(51)	(60)	(35)	(41)
Travel expenses	(42)	(39)	(25)	(24)
Communication expenses	(19)	(18)	(10)	(10)
Depreciation: communication equipment (refer Note 16)	(4)	(3)	(4)	(5)
Other operating expenses	(100)	(101)	(55)	(55)
Total Other Operating Expenses	(223)	(226)	(132)	(138)
Total Expenses from Ordinary Activities	(1,245)	(1,147)	(851)	(807)

* Includes an amount for performance-related profit share which has been provided for but not paid.

Note 3. Segment Information

The economic entity operates as a financial services provider principally in Australia. Some of the economic entity's services and products are offered in locations outside of Australia, where they are predominantly managed as part of the Australian divisional businesses, not as separate geographic locations. Certain segment information is available in Note 38 - Geographical Concentration of Deposits and Borrowings and in Note 41 - Credit Risk and Net Fair Value.

Notes continued

As at 31 March 2002

Note 4. Income Tax (Expense)/Benefit

Prima facie income tax on profit from ordinary activities is reconciled to the income tax (expense)/benefit charged in the Statement of Financial Performance as follows:

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Income tax (expense) on profit from ordinary activities*	(114)	(114)	(48)	(88)
Add/(deduct) tax effect of permanent differences:				
Recoupment of unbooked tax losses	12	16	-	-
Rate differential on offshore income	11	28	3	19
Distribution paid/provided on Macquarie Income Securities	9	11	-	-
Net effect of different tax treatments for life insurance business	4	4	-	-
Rebateable dividend income	2	2	31	47
Dividend paid/provided on Converting Preference Shares	(4)	(4)	(4)	(4)
Effect of change in tax rates	(2)	(3)	2	1
Other items	6	7	(2)	42
	38	61	30	105
Total Income Tax (Expense)/Benefit	(76)	(53)	(18)	17

* Prima facie income tax on profit from ordinary activities is calculated at the rate of 34% (2001: 36%) on profit from 1 April to 30 September 2001 and at a rate of 30% (2001: 34%) on profits from 1 October 2001 to 31 March 2002.

The economic entity has a tax year ending on 30 September.

The economic entity is currently subject to an audit by the Australian Taxation Office (ATO). Some amended assessments have been issued by the ATO for the 1988 to 1993 years. Other issues of potential taxation liability have been raised but have not yet been subject to the issue of amended assessments. Objections have been lodged in respect of the amended assessments and the other issues of alleged liability are also disputed.

The ATO is also reviewing the interests held by the economic entity in research and development syndicates. Amended assessments have been issued in relation to one of these syndicates, against which objections have been lodged and denied. The matter is currently proceeding to litigation.

In relation to the MIS, a draft public ruling was issued by the ATO which suggests that deductions for distributions on this type of security may not be available. The Bank has received independent legal advice confirming that deductions are available for the distributions paid or provided.

In preparing this financial report the Directors have considered the information currently available and have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

Note 5. Dividends and Distributions Paid or Provided

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Ordinary Share Capital				
Dividends paid	81	72	81	72
Dividends provided	103	91	103	91
Total Dividends Paid or Provided	184	163	184	163

The interim ordinary dividend paid during the financial year ended 31 March 2002 was 70% franked at 30% (2001: 70% franked at 34%). The final ordinary dividend provided as at 31 March 2002 is 70% franked at 30% (2001: 70% franked at 30%).

	Cents per Share			
Cash Dividends per Share	93.0	93.0	93.0	93.0

Converting Preference Shares

Dividends on these shares of $11,070,000 (2001: $11,070,000) have been charged to the Statement of Financial Performance as interest expense (refer Note 25 – Loan Capital). The dividend paid on 15 June 2001 was 70% franked at 34%, the dividend paid on 17 December 2001 was 70% franked at 30% and the dividend to be paid on 17 June 2002 will also be 70% franked at 30%.

Franking Credits Available for the Subsequent Financial Year at a Corporate Tax Rate of 30% (2001: 30%)	36	19	-	-

The franked portion of dividends proposed as at 31 March 2002 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax payable at the end of the financial year. The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of income tax payable as at the end of the financial year;

(b) franking credits that may be prevented from being distributed in subsequent financial years;

(c) franking debits that will arise from the payment of dividends proposed as at the end of the financial year; and

(d) franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

Macquarie Income Securities				
Distributions paid (net of distributions previously provided)	23	24	-	-
Distributions provided	6	7	-	-
Total Distributions Paid or Provided	29	31	-	-

The distributions paid/payable in respect of the Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 1033 Presentation and Disclosure of Financial Instruments.

Notes continued

As at 31 March 2002

Note 6. Earnings Per Share

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
	Cents per Share			
Basic Earnings per Share	132.83	138.88		
Diluted Earnings per Share	131.90	139.69		
Reconciliation of Earnings Used in the Calculation of Basic Earnings per Share				
Profit from ordinary activities after income tax	279	272		
Loss from ordinary activities after income tax attributable to outside equity interests	–	1		
Distributions paid or provided on Macquarie Income Securities	(29)	(31)		
Total Earnings Used in the Calculation of Basic Earnings per Share	250	242		
Reconciliation of Earnings Used in the Calculation of Diluted Earnings per Share				
Earnings used in calculating basic earnings per share	250	242		
Additional interest from paying up potential ordinary shares	21	25		
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	19	30		
Income tax attributable to adjusted earnings	(13)	(19)		
Total Earnings Used in the Calculation of Diluted Earnings per Share	277	278		
Weighted Average Number of Shares Used in the Calculation of Basic Earnings per Share				
Weighted average fully paid ordinary shares	188,505,201	174,029,958		
Weighted average fully paid equivalents of partly paid ordinary shares	–	198,425		
Total Weighted Average Number of Ordinary Shares Used in the Calculation of Basic Earnings per Share	188,505,201	174,228,383		
Weighted Average Number of Shares Used in the Calculation of Diluted Earnings per Share				
Weighted average fully paid ordinary shares	188,505,201	174,228,383		
Weighted average partly paid ordinary shares prior to being fully paid	–	376,575		
Weighted average options	21,833,421	24,457,361		
Total Weighted Average Number of Ordinary Shares Used in the Calculation of Diluted Earnings per Share	210,338,622	199,062,319		

The weighted average number of fully paid ordinary shares has been calculated using potential ordinary shares in accordance with AASB 1027 Earnings per Share.

Information Concerning the Classification of Securities

Partly paid shares carry the right to participate in dividends as detailed in Note 32 – Employee Equity Participation, and to that extent they have been recognised as equivalents of fully paid ordinary shares in the determination of basic earnings per share.

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Note 7. Securities Purchased Under Resale Agreements				
Government securities	3,146	1,894	3,146	1,894
Listed equity securities	935	1,332	748	1,146
Foreign OECD government securities	221	89	221	89
Corporate securities	11	8	11	8
Total Securities Purchased Under Resale Agreements	4,313	3,323	4,126	3,137
Note 8. Trading Assets				
Trading Securities				
Listed equity securities	1,480	1,125	1,403	1,185
Debt securities	1,289	805	1,028	691
Certificates of deposit	620	612	477	453
Bank bills	350	802	85	546
Commonwealth government bonds	220	330	220	330
Other government securities	573	301	573	301
Other OECD government securities	49	35	49	–
Treasury notes	225	73	225	73
Total Trading Securities	4,806	4,083	4,060	3,579
Other Trading Assets				
Bullion	58	109	54	109
Total Other Trading Assets	58	109	54	109
Total Trading Assets	4,864	4,192	4,114	3,688
Note 9. Other Securities				
Debt investment securities	1,701	167	2	367
Units in unit trusts	221	91	47	47
Unlisted equity investment securities	15	12	3	1
Total Other Securities	1,937	270	52	415

Included in the balance of other securities is the economic entity's investment in the Macquarie Pro-Logis General Partnership, which was constituted in the United States. The economic entity owns 85% of the capital of the partnership. The entity is subject to joint control and has not been consolidated. The economic entity expects to sell down its interest in the partnership during the next financial year.

The market value of certain listed units held as at 31 March 2002 was $80,000,000 (2001: $84,000,000), as compared to a book value of $23,000,000 (2001: $25,000,000).

Notes continued

As at 31 March 2002

Note 10. Loan Assets

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Due from Other Financial Institutions				
Lease receivables	12	7	12	7
Loans and advances	699	449	636	391
Total Due from Other Financial Institutions	711	456	648	398
Due from Governments				
Lease receivables	522	527	403	284
Loans and advances	84	178	77	176
Total Due from Governments	606	705	480	460
Due from Other Entities				
Other loans and advances	7,395	6,254	6,034	4,939
Less specific provisions	(22)	(16)	(21)	(15)
	7,373	6,238	6,013	4,924
Lease receivables	519	386	60	71
Total Due from Other Entities	7,892	6,624	6,073	4,995
Total Loan Assets	9,209	7,785	7,201	5,853

Governments include Federal, State and Local governments and related enterprises in Australia.

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Specific Provisions				
Balance at the beginning of the financial year	16	11	15	11
Provided during the financial year	16	6	14	5
Bad debts written off	(8)	-	(6)	-
Written back during the financial year	(2)	(1)	(2)	(1)
Total Specific Provisions	22	16	21	15
Specific Provisions as a Percentage of Loan Assets	0.24%	0.20%	0.29%	0.26%

The specific provisions relate to doubtful loan assets that have been identified and provided for.

Note 11. Impaired Assets

Impaired assets includes loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments, which are classified as:

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Non-Accrual Loans Without Specific Provisions for Impairment	1	8	-	7
Non-accrual loans with specific provisions for impairment	55	27	50	24
Less specific provisions	(22)	(12)	(21)	(11)
Total Non-Accrual Loans with Specific Provisions for Impairment	33	15	29	13
Real estate acquired through the enforcement of security	-	12	-	12
Less specific provisions	-	(4)	-	(4)
Total Real Estate Acquired Through the Enforcement of Security	-	8	-	8
Total Net Impaired Assets	34	31	29	28
Revenue Forgone on Impaired Assets				
Interest	3	3	2	3
Total Revenue Forgone on Impaired Assets	3	3	2	3

Revenue recognised in respect of impaired assets was less than $1,000,000 for the financial years ended 31 March 2002 and 2001.

Note 12. Other Financial Assets

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Amounts due from brokers and clients*	918	426	318	178
Debtors and prepayments	838	923	844	953
Property purchased for sale and development	22	20	-	-
Other	149	118	36	75
Total Other Financial Assets	1,927	1,487	1,198	1,206

* Amounts due from brokers and clients are receivable within three working days of the relevant trade date.

Notes continued

As at 31 March 2002

Note 13. Life Insurance Business

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Life Insurance Investment Assets				
Units in unit trusts	1,081	547	-	-
Debt securities	1,028	1,483	-	-
Equity securities	243	496	-	-
Cash assets	236	54	-	-
Total Life Insurance Investment Assets	2,588	2,580	-	-

Investment assets are held primarily to satisfy policy holder liabilities, which are investment linked.

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Income from Life Insurance Business				
Investment revenue and management fees	174	204	-	-
Life insurance policy liabilities	(138)	(164)	-	-
Direct fees	(7)	(8)	-	-
Total Income from Life Insurance Business	29	32	-	-

Solvency

Solvency requirements for the life insurance business have been met at all times during the financial year.

As at 31 March 2002, the life insurance business had investment assets in excess of policy holder liabilities of $49,000,000 (2001: $45,000,000).

Note 14. Equity Investments

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Listed				
Shares and units in unit trusts at recoverable amount	4	16	4	15
Shares and units in unit trusts at cost	25	4	16	4
Total Listed Investments	29	20	20	19
Unlisted				
Shares and units in unit trusts at recoverable amount	4	8	4	5
Shares and units in unit trusts at cost	69	60	2	3
Total Unlisted Investments	73	68	6	8
Total Equity Investments	102	88	26	27

The market value of these investments is not materially different from their book value.

Note 15. Joint Ventures and Associated Entities

Unincorporated Joint Ventures

The economic entity has participating interests in the following unincorporated joint ventures:

Joint Venture Name	Participating Interest %	Interest in Assets Employed 2002 $M	Interest in Assets Employed 2001 $M
Concept Blue Joint Venture	50.0	6	-
Kingscliff South Joint Venture	33.0	*	-
Soap Joint Venture	3.0	*	*
Springthorpe Syndicate	28.0	6	3
Canberra Technology Partnership No. 1**	-	-	*
Canberra Technology Partnership No. 2**	-	-	8
Queensland Technology Partnership No. 1**	-	-	17
Total Interest in Assets Employed of Unincorporated Joint Ventures		12	28

* Value of investment held by economic entity is less than $1,000,000.

** The economic entity sold its interest in these unincorporated joint ventures during the financial year.

Associated Entities and Incorporated Joint Ventures

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Investments at recoverable amount	4	7	3	2
Investments at cost	86	46	37	38
Total Investments in Associated Entities and Incorporated Joint Ventures	90	53	40	40
Reconciliation of movement in the economic entity's investment in associated entities and incorporated joint ventures:				
Balance at the beginning of the financial year	53	32		
Associates acquired during the financial year	44	30		
Share of net profits of associates and incorporated joint ventures	6	-		
Dividends received/receivable from associates during the financial year	(5)	-		
Unrealised foreign exchange gains/(losses) on revaluation of investments in associates and incorporated joint ventures	(2)	-		
Associates disposed of during the financial year	(3)	(6)		
Share of associates' equity buy-backs	(3)	(3)		
Balance at the End of the Financial Year	90	53		

Notes continued

As at 31 March 2002

Note 15. Joint Ventures and Associated Entities continued

Name of Entity	Participating Interest %	Consolidated 2002 $M	Consolidated 2001 $M
303 Collins Street Trust (a)**	56	11	11
Absolute Best Limited (Hong Kong) (a)**	50	*	–
AMMB Asset Management (Malaysia) (c)	30	1	2
AMMB Investment Services (Malaysia) (c)	30	1	2
Artsim Pty Limited (b)	23	1	2
Austian (Tianjin) Property Development Co. Limited (China) (a)**	50	1	1
Bondi Beach Railway Limited (a)**	50	*	*
The Cannery Unit Trust (a)	20	*	1
China Housing Investment Fund No. 6 (a)**	83	2	3
Four Corners Capital Management LLC (United States) (c)**	67	26	–
Green Square Joint Venture (a)	30	3	*
Helmsman Funds Management Pty Limited (c)**	50	*	*
Helmsman Nominees Pty Limited (c)**	50	*	*
ICA Property Development Fund No. 1 P/L (a)	9	2	*
ICA Property Development Fund No. 2 P/L (a)	4	*	–
Innofin Pty Limited (South Africa) (c)	33	3	3
Macquarie Capital Partners LLC (United States) (a)	40	7	4
Macquarie CCY Feeder Fund (Bermuda) (c)	39	*	–
Macquarie FX Feeder Fund (Bermuda) (c)	39	*	–
Macquarie FX Feeder Fund No. 2 (Bermuda) (c)	39	*	–
Macquarie Goodman Management Limited (a)****	40	21	20
Macquarie Offshore Feeder Fund (Bermuda) (c)	39	*	–
Macquarie Offshore Feeder Fund No. 2 (Bermuda) (c)	39	*	–
Macquarie Offshore Feeder Fund No. 3 (Bermuda) (c)	39	*	–
Macquarie Real Estate Equity Fund No. 1 Pty Limited (a)	23	2	–
Medallist Golf Developments Pty Limited (a)**	70	*	*
Medallist Golf Development Trust (a)**	70	*	*
Medallist Holdings Inc. (United States) (a)**	80	2	*
Mining Equipment Company Pty Limited (d)	45	*	*
MP Management LLC (United States) (c)**	50	*	*
MPI Private Trustee Limited (c)**	50	*	*
OMNI Investments Pty Limited (e)	30	*	1
Ozestock Pty Limited (b)	20	*	*
River Links Development Pty Limited (a)	41	4	–
Securiclear Pty Limited (c)**	50	*	*
Shinhan Macquarie Financial Advisory Co. Limited (Korea) (c)	49	1	–
South African Infrastructure Funds Managers (Proprietary) Limited (South Africa) (c)**	50	*	*
Tasman Economics Pty Limited (c)	27	*	*
Tianjin Macquarie Property Development Management Co. Limited (China) (a)**	50	2	1
Trading Room Pty Limited (b)**	50	*	*
Vytel Spectrum Pty Limited (b)**	50	*	*
Edenbrooke Pty Limited (a)***	–	–	*
Macquarie Construction Investment Consulting and Management Co. Limited (China) (a)***	–	–	*
Shanghai AMP Property Company Limited (China) (a)***	–	–	2
Total Investments in Associates and Incorporated Joint Ventures		**90**	**53**

Note 15. Joint Ventures and Associated Entities continued

* Value of the investment held by the economic entity is less than $1,000,000.

** Voting rights for this investment are not proportional to the ownership interest. The economic entity has joint control because neither the economic entity nor its fellow investors have control in their own right.

*** The economic entity sold its interest in these associated entities and incorporated joint ventures during the financial year.

**** The market value of this investment as at 31 March 2002 was $145,000,000 (2001: $83,000,000).

(a) Property development/management entity

(b) Media, television and internet investments

(c) Funds management and investment banking services

(d) Mining equipment leasing

(e) Theme park and consulting services

Note 16. Fixed Assets

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Furniture, Fittings and Leasehold Improvements				
Cost	77	91	72	86
Less: accumulated depreciation	(37)	(52)	(35)	(50)
Total Furniture, Fittings and Leasehold Improvements	40	39	37	36
Computer Equipment and Software				
Cost	196	163	182	153
Less: accumulated depreciation	(109)	(105)	(103)	(100)
Total Computer Equipment and Software	87	58	79	53
Communication Equipment				
Cost	25	25	24	24
Less: accumulated depreciation	(17)	(14)	(17)	(13)
Total Communication Equipment	8	11	7	11
Total Fixed Assets	135	108	123	100

Reconciliation of the movement in the economic entity's fixed assets at their written-down value:

	Furniture, Fittings and Leasehold Improvements $M	Computer Equipment and Software $M	Communication Equipment $M	Total $M
Balance at the beginning of the financial year	39	58	11	108
Fixed assets acquired during the financial year	15	59	1	75
Fixed assets disposed of during the financial year	(1)	(1)	–	(2)
Depreciation expense for the financial year	(13)	(29)	(4)	(46)
Balance at the End of the Financial Year	40	87	8	135

Notes continued

As at 31 March 2002

Note 17. Tax Assets/Deferred Tax Liabilities

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Deferred tax liabilities	(324)	(303)	(182)	(143)
Less: tax assets applied against deferred tax liabilities	224	165	182	143
Total Deferred Tax Liabilities	(100)	(138)	-	-
Total Tax Assets	156	174	147	115

The tax assets have been applied against deferred tax liabilities to the extent that they are expected to be realised in the same period.

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Portion of Tax Assets Attributable to Tax Losses	54	48	-	-

A potential tax asset of approximately $19,000,000 (2001: $36,000,000) attributable to tax losses carried forward by a controlled entity has not been brought to account in the controlled entity and in the consolidated financial report as at 31 March 2002 because the Directors do not believe it is appropriate to regard realisation of the tax assets as virtually certain.

These benefits will only be obtained if:

(i) the controlled entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the loss to be realised;

(ii) the controlled entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the controlled entity or the economic entity in realising the benefit from the deductions for loss.

Note 18. Investments in Controlled Entities

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Investments in controlled entities at deemed cost	-	-	2,094	-
Investments in controlled entities at recoverable amount	-	-	67	-
Investments in controlled entities at Directors' valuation	-	-	-	1,157
Total Investments in Controlled Entities	-	-	2,161	1,157

The net asset value of the Bank's investment in controlled entities as at 31 March 2002 is $2,280 million (2001: $1,157 million) resulting in an unrecognised revaluation increment of $119 million.

The material controlled entities of the Bank, based on contribution to the economic entity's profit from ordinary activities and/or the size of the investment made by the Bank, are:

Bond Street Custodians Limited
City Link Management Limited
Felter Pty Limited
  Tryptic Pty Limited
Hills Motorway Management Limited
Horizon Energy Investment Management Limited
Mac Fund One Trust
Macquarie (HK) Financial Services Limited [incorp. in HKG]
  The Falcon General Partnership # (formed 6 December 2001) [incorp. in HKG]
Macquarie Acceptances Limited
  Bond Street Investments Pty Limited
    CH4 Pty Limited (minority interest 10%)
  Macquarie Asset Management Limited
    Macquarie NZ Holdings Limited
      Macquarie Group New Zealand Limited [incorp. in NZ]
        Macquarie New Zealand Limited [incorp. in NZ]
        Macquarie Equities New Zealand Limited [incorp. in NZ]
  Macquarie Direct Investment Limited
    Macquarie Direct Investment A Limited
    Macquarie Direct Investment B Limited
  Macquarie Investment Management Limited
    Macquarie-IMM Investment Management Limited [incorp. in Korea] (outside equity interest 35%)
Macquarie Office Management Limited
Macquarie Twelfth Aviation Leasing Pty Limited
Macquarie Airports Management Limited (formerly Bulwer Island Cogen Limited)
Macquarie Asset Services Limited
Macquarie Corporate Finance (USA) Inc. [incorp. in USA]
Macquarie Corporate Finance Holdings Pty Limited ' (formerly Macquarie Twenty-Ninth Aviation Leasing Pty Limited)
  Macquarie Corporate Finance Limited
    Macquarie (Japan) Limited [incorp. in Japan]
    Macquarie (Malaysia) Sdn Bhd [incorp. in Malaysia]
    Macquarie Africa (Proprietary) Limited [incorp. in South Africa]
    Macquarie Asset Finance Limited
    Macquarie North America Limited [incorp. in Canada]
Macquarie CountryWide Management Limited
Macquarie Direct Property Management Limited
Macquarie Diversified Portfolio Investments Pty Limited
  Macquarie Diversified Investments Limited Partnership (outside equity interest 27%)
Macquarie Domestic Hedge Fund Management Limited #
Macquarie Equities (Asia) Limited [incorp. in HKG]

Notes continued

As at 31 March 2002

Note 18. Investments in Controlled Entities continued

Macquarie Equities (Australia) Limited
Macquarie Equities (US) Holdings Pty Limited
Macquarie Holdings (USA) Inc. [incorp. in USA]
Macquarie Real Estate Inc. (formerly Macquarie (Delaware) Inc.) [incorp. in USA]
Macquarie Real Estate Finance Inc.# (incorp. 8 November 2001) [incorp. in USA]
Macquarie Inc. [incorp. in USA]
Macquarie Equities Limited
Macquarie Equity Capital Markets Limited
Macquarie European Holdings Pty Limited
Macquarie Equities (UK) Limited [incorp. in UK]
Macquarie Finance Limited
Macquarie Infrastructure Debt Management Limited
Macquarie Infrastructure Investment Management (UK) Limited [incorp. in UK]
Macquarie Infrastructure Investment Management Limited
Macquarie International Capital Advisors Limited * (formerly Kooriteah Pty Limited)
Macquarie International Limited [incorp. in UK]
Macquarie Leasing Pty Limited *
Macquarie Leisure Management Limited
Macquarie Life Limited
Macquarie Options Pty Limited *
Macquarie Property Development Finance Limited
Macquarie Securitisation Limited
Macquarie Services (Hong Kong) Limited [incorp. in HKG]
Macquarie Specialised Asset Management 2 Limited
Macquarie Specialised Asset Management Limited
Macquarie Technology Investments Limited
MAIL Holdings Limited
Macquarie Australia International Limited
SPAL Limited
Urban Pacific Limited

Note: All entities were incorporated in Australia unless otherwise stated.
Overseas controlled entities carry on business predominantly in their place of incorporation.
Beneficial interest in all entities is 100%, unless otherwise stated.

Explanation of symbols:
* With the exception of the entities so marked, all private companies with affix Pty Limited qualify as small companies and, as such, are not required to prepare an audited financial report.
# Entity acquired/incorporated during the financial year.

Note 19. Due to Other Financial Institutions

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
OECD central banks	328	292	56	37
Clearing houses	31	13	2	-
Clearing banks	9	103	9	103
Other	197	378	134	346
Total Due to Other Financial Institutions	565	786	201	486

Amounts due to clearing houses are settled on the next business day.

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Note 20. Securities Sold Under Repurchase Agreements				
Government securities	549	1,504	549	1,504
Foreign OECD government securities	220	86	220	86
Corporate securities	88	7	88	7
Listed equity securities	71	104	71	104
Total Securities Sold Under Repurchase Agreements	928	1,701	928	1,701
Note 21. Securities Borrowed				
Commonwealth government securities	1,664	316	1,664	316
Listed equity securities	365	302	931	645
Other government securities	318	133	318	133
Corporate securities	12	7	12	7
Foreign OECD government securities	-	2	-	2
Total Securities Borrowed	2,359	760	2,925	1,103
Note 22. Notes Payable				
Euro floating rate notes	3,600	3,152	3,600	3,152
Euro commercial paper	2,340	1,577	2,340	1,577
Negotiable certificates of deposit	2,149	2,412	2,149	2,412
US commercial paper	609	417	609	417
Domestic issued paper	495	243	754	323
Other notes	241	199	241	199
Total Notes Payable	9,434	8,000	9,693	8,080
Reconciliation of notes payable by major currency:				
United States Dollars	4,586	4,192	4,586	4,192
Australian Dollars	2,656	2,669	2,915	2,749
Euro	738	-	738	-
Hong Kong Dollars	654	429	654	429
British Pounds	517	342	517	342
Japanese Yen	283	368	283	368
Total Notes Payable by Currency	9,434	8,000	9,693	8,080

The Bank's primary tool for domestic and international debt issuance is its multi-currency, multi-jurisdictional Debt Instrument Program. Securities are issued for terms varying from one week to 30 years.

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Note 23. Other Liabilities				
Amounts due to brokers and clients*	1,874	738	1,002	512
Accrued charges and sundry provisions	657	655	612	581
Creditors	326	510	148	232
Other	66	92	63	73
Total Other Liabilities	2,923	1,995	1,825	1,398

* Amounts due to brokers and clients are payable within three working days of the relevant trade date.

Notes continued

As at 31 March 2002

Note 24. Other Provisions

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Provision for uncertainties	59	54	59	52
Provision for annual leave	36	26	33	24
Provision for long service leave	25	23	25	23
Total Other Provisions	120	103	117	99

Provision for Uncertainties
The provision for uncertainties is a general provision and is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures.

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Balance at the beginning of the financial year	54	47	52	45
Provided during the financial year	5	7	7	7
Total Provision for Uncertainties	59	54	59	52
Provision for Uncertainties as a Percentage of Risk-Weighted Exposures	0.55%	0.55%		

Note 25. Loan Capital

Subordinated Debt
Agreements between the Bank and the lenders provide, in the event of liquidation, that entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the Bank.

The dates upon which the Bank has committed to repay the principal sum to the lenders are as follows:

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
1 April 2003	10	10	10	10
1 April 2004 (USD 50 million)	94	103	94	103
1 April 2005 (Yen 2 billion)	28	33	28	33
16 October 2007	50	50	50	50
23 April 2008	60	60	60	60
Total Subordinated Debt	242	256	242	256

All subordinated debt is denominated in Australian dollars unless otherwise stated.

In accordance with Australian Prudential Regulation Authority guidelines, the Bank includes the applicable portion of the principal sum as Tier 2 capital.

1,500,000 Converting Preference Shares of $100 each	150	150	150	150

The Converting Preference Shares are classified as debt in accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments". Non-cumulative dividends are paid six monthly at a fixed rate of 7.38% p.a. They convert to ordinary shares of the Bank, at a predetermined rate, on 15 June 2004 although if certain Trigger Events occur, including the non-payment of a dividend or in the event of the Bank being placed into liquidation or wound up, conversion may occur earlier. The Bank also has the option to convert them to ordinary shares any time after 15 June 2003.

In accordance with Australian Prudential Regulation Authority Guidelines, the Bank includes the Converting Preference Shares as Tier 1 capital.

Note 26. Contributed Equity

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Ordinary Share Capital				
Opening balance of 175,868,560 (2001: 171,225,003) fully paid ordinary shares	392	372	392	372
Opening balance of Nil (2001: 575,000) partly paid ordinary shares* (non-voting until converted to fully paid)	–	1	–	1
	392	373	392	373
Placement of 14,285,715 ordinary shares on 20 September 2001 at $35 per share	500	–	500	–
Transaction costs for placement of shares	(3)	–	(3)	–
Placement of 509,666 ordinary shares on 6 November 2001 at $35 per share	18	–	18	–
Transaction costs for placement of shares	–	–	–	–
Issue of 7,797,007 (2001: 5,314,311) shares on exercise of options	104	52	104	52
Issue of 38,880 (2001: 45,080) shares pursuant to the Employee Share Plan at $37.03 (2001: $28.28) per share**	1	1	1	1
Conversion of Nil (2001: 575,000) partly paid shares to fully paid	–	2	–	2
On-market buy-back of Nil (2001: 1,290,834) shares***	–	(36)	–	(36)
Total Ordinary Share Capital	1,012	392	1,012	392
Reconciliation of Total Ordinary Share Capital:				
198,499,828 (2001: 175,868,560) fully paid ordinary shares	1,012	392	1,012	392
Nil (2001: Nil) partly paid ordinary shares	–	–	–	–
Total Ordinary Share Capital	1,012	392	1,012	392

* These shares were issued under the Bank's now closed Partly Paid Share Scheme.

** The value of these shares was expensed as part of the employee profit share pool.

*** From 1 to 15 December 2000, the Bank purchased on-market and subsequently cancelled 1,290,834 fully paid ordinary shares, which represented less than 1% of the total number of ordinary shares then on issue. The buy-back and cancellation was approved by the Australian Prudential Regulation Authority. The shares were acquired at an average price of $27.89 per share. The total cost of the buy-back was $36,000,000. No external transaction costs were incurred.

There was no current on-market buy-back as at the end of the financial year and up to and including the date of this financial report.

As at 31 March 2002, 21,328,077 (2001: 23,622,773) options granted to employees over unissued ordinary shares had not been exercised. Refer to Note 32 – Employee Equity Participation.

For further information regarding the terms and conditions of the issue of options and shares to employees refer to Note 32 – Employee Equity Participation.

Notes continued

As at 31 March 2002

Note 26. Contributed Equity continued

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Macquarie Income Securities				
4,000,000 Macquarie Income Securities of $100 each	400	400	400	400
Less: transaction costs for original placement	(9)	(9)	(9)	(9)
Total Macquarie Income Securities	391	391	391	391

The Macquarie Income Securities are classified as equity in accordance with AASB 1033 Presentation and Disclosure of Financial Instruments. Interest is paid quarterly at a floating rate of BBSW plus 1.7% pa, with a minimum interest rate of 7.25% pa for the period to 15 January 2003. Payment of interest to holders is subject to certain conditions, including the profitability of the Bank. They are a perpetual instrument with no conversion rights. They were listed for trading on the Australian Stock Exchange on 19 October 1999.

Note 27. Reserves, Retained Earnings and Outside Equity Interests

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Investment Revaluation Reserve				
Balance at the beginning of the financial year	-	-	272	241
Amounts transferred (to)/from retained earnings*	-	-	(128)	59
Revaluation of investments in controlled entities to Directors' valuation**	-	-	-	(28)
Total Investment Revaluation Reserve* **	-	-	144	272

* During the current financial year, certain controlled entities paid dividends out of retained earnings as at 31 March 2001 to the Bank of $128 million. These retained earnings had been taken into account as at 31 March 2001 in determining the value of the Bank's investment in controlled entities.

** The Bank has adopted a deemed cost method for its investment in controlled entities from 1 April 2001. Revaluation (decrements)/increments are no longer recognised – Refer Note 1.

*** The unrecognised revaluation increment on investments in controlled entities at 31 March 2002 is $119 million (2001: $Nil).

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Retained Earnings				
Balance at the beginning of the financial year	551	472	279	231
Profit from ordinary activities after income tax attributable to ordinary equity holders	250	242	131	270
Amounts transferred from/(to) investment revaluation reserve	-	-	128	(59)
Dividends paid or provided on ordinary share capital (refer Note 5)	(184)	(163)	(184)	(163)
Total Retained Earnings	617	551	354	279
Outside Equity Interests in Controlled Entities				
Ordinary share capital	6	5	-	-
Partnership capital	393	-	-	-
Accumulated losses	(2)	(1)	-	-
Total Outside Equity Interests in Controlled Entities	397	4	-	-

Note 28. Notes to the Statements of Cash Flows

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
(a) Reconciliation of Cash				
Cash at the end of the financial year as shown in the Statements of Cash Flows is reconciled to related items in the Statement of Financial Position as follows:				
Cash and liquid assets	283	295	165	210
Due to other financial institutions				
– clearing houses	(31)	(13)	(2)	-
– clearing bank	(9)	(103)	(9)	(103)
Cash at the End of the Financial Year	243	179	154	107
(b) Reconciliation of Profit from Ordinary Activities after Income Tax to Net Cash Flows from Operating Activities				
Profit from Ordinary Activities after Income Tax	279	272	131	270
Non-Cash Flows in Profit from Ordinary Activities				
Charges for provisions	20	12	21	11
Depreciation	48	40	32	37
Converting Preference Shares distribution	11	11	11	11
Equity accounted profits	(6)	-	-	-
Loss on sale of fixed assets	1	2	-	-
Write-down of investment in controlled entities to recoverable amount	-	-	19	-
Changes in Assets and Liabilities				
(Increase)/decrease in dividends receivable	(4)	-	(4)	3
(Decrease) in fees and commissions receivable	(31)	(12)	(9)	(4)
Increase/(decrease) in fees and commissions payable	50	(1)	14	(1)
(Decrease)/increase in tax liabilities	(7)	(5)	2	(5)
Decrease/(increase) in tax assets	18	(107)	(32)	(28)
(Decrease)/increase in deferred tax liabilities	-	(32)	-	1
(Increase) in interest receivable	(29)	(1)	(22)	-
Decrease/(increase) in interest payable	(42)	38	(15)	55
Increase in employment provisions	12	47	10	30
(Increase)/decrease in debtors, prepayments, accrued charges and creditors	(481)	(7)	(178)	106
Decrease/(increase) in financial instruments	383	(1,773)	626	(1,648)
Dividends received from equity accounted investments	5	-	4	-
Dividends received from controlled entities	-	-	128	-
Net Cash Flows from Operating Activities	225	(1,516)	738	(1,162)

Notes continued

As at 31 March 2002

Note 28. Notes to the Statements of Cash Flows continued

(c) Disposal/Acquisition of Businesses and Controlled Entities
Details of the aggregate cash flows and consideration relating to the disposal during the financial year ended 31 March 2001 of businesses and controlled entities, and the aggregate assets and liabilities of the businesses and controlled entities at the date of acquisition are detailed below:

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Cash inflow	–	82	–	39
Other financial assets	–	(363)	–	(138)
Investments in controlled entities	–	–	–	11
Total Assets	–	(363)	–	(127)
Deposits	–	179	–	–
Deferred tax liabilities	–	102	–	36
Total Liabilities	–	281	–	36
Total Net Assets (Disposed)	–	(82)	–	(91)
Gain/(Loss) on Disposal	–	–	–	(52)
(d) Financing Arrangements				
Total Used	55	32	–	–
Total Unused	71	83	–	–
Total Overdraft Facilities	126	115	–	–

Macquarie Equities (Asia) Limited, a controlled entity of the Bank incorporated in Hong Kong, has a HKD 200,000,000 overdraft facility. The facility may be drawn down at any time and is subject to annual review. Should the facility be drawn upon, interest will be charged at a maximum rate of HIBOR plus 100 basis points pa. Fees are charged on the undrawn amount at a maximum of 0.15% pa.

Macquarie Finance (NZ) Limited, a controlled entity of the Bank incorporated in New Zealand, has a NZD 95,000,000 overdraft facility of which NZD 67,000,000 has been drawn at 31 March 2002 (2001: NZD 38,000,000). The overdraft is a 364 day rolling facility. The next roll date is 6 May 2002. Interest is payable on the drawn amount only at a floating rate of 5.09% pa (2001: 6.4%). This facility will mature on 6 February 2003.

The economic entity has not obtained any additional commercial standby facilities because there are liquidity controls in place which limit the extent of any cash flow mismatch.

Note 29. Related Party Information

Controlled entities
Transactions between the Bank and its controlled entities principally arise from the provision of banking and other financial services, the granting of loans, acceptance of funds on deposit and provision of management and administration services. These transactions may or may not be on commercial terms. All transactions undertaken during the financial year with controlled entities are eliminated in the consolidated financial report. Amounts due from and due to controlled entities, at balance date, are shown in the Statement of Financial Position. Interest received or receivable from and paid or payable to controlled entities and dividends received and receivable by the Bank from controlled entities are disclosed in Note 2 – Profit from Ordinary Activities.

Directors
The Directors who held office during the financial year were:

Executive Directors:
D.S. Clarke, AO *Executive Chairman*
A.E. Moss, *Managing Director and Chief Executive Officer*
M.R.G. Johnson, *Deputy Chairman*

Non-Executive Directors:
J.G. Allpass
L.G. Cox, AO
B.R. Martin
H.K. McCann
H.M. Nugent

In addition, Mr B.N. Kelman, AO, CBE held office as a Non-Executive Director of the Bank from the beginning of the financial year until his retirement on 26 July 2001.

Directors' remuneration
Eligible termination payments paid to retiring Directors as part of a retirement scheme are included in remuneration. These amounts are only paid, six months after retirement, if certain disqualifying events do not occur. If such events occur the amounts are forfeited. That portion of performance-related remuneration subject to restrictions noted in the Directors' Report is excluded from the disclosures following.

In addition to the remuneration shown over, fees were paid for consulting services provided during the financial year by Mr L.G. Cox $525,000 (2001: $493,000) and by Mr J.G. Allpass $27,000 (2001: $27,000). In addition, Mr Allpass received fees for attendance at due diligence committee meetings of $8,000 (2001: $9,000).

The remuneration paid to Directors has been calculated in accordance with AASB 1017 Related Party Disclosures and AASB 1028 Accounting for Employee Entitlements.

	Consolidated 2002 $000	Consolidated 2001 $000	Bank 2002 $000	Bank 2001 $000
Directors' Remuneration				
Remuneration received or receivable by Directors of the Bank from the Bank and all its controlled entities:				
Base remuneration	1,711	1,812	1,711	1,812
Performance-related remuneration	8,468	7,240	8,468	7,240
Remuneration recognised in the Statement of Financial Performance	10,179	9,052	10,179	9,052
Value of options granted	2,054	657	2,054	657
Total Directors' Remuneration	12,223	9,709	12,223	9,709

Notes continued

As at 31 March 2002

Note 29. Related Party Information continued

The number of Directors whose remuneration fell within the following bands was:

	Number 2002	Number 2001
$40,000 - $49,999	1	–
$50,000 - $59,999	1	–
$90,000 - $99,999	1	2
$100,000 - $109,999	1	1
$120,000 - $129,999	–	1
$130,000 - $139,999	1	–
$140,000 - $149,999	–	1
$160,000 - $169,999	1	1
$1,400,000 - $1,409,999	–	1
$2,410,000 - $2,419,999	1	–
$2,550,000 - $2,559,999	–	1
$3,080,000 - $3,089,999	1	–
$5,020,000 - $5,029,999	–	1
$6,130,000 - $6,139,999	1	–

Directors' Loans

Loans and guarantee facilities provided to Directors of the Bank and to parties related to them are made in the ordinary course of business on normal commercial terms and conditions.

	2002 $000	2001 $000
Loans outstanding at the beginning of the financial year	2,391	4,489
Advances (D.S. Clarke, M.R.G Johnson)	1,125	48
Repayments (D.S Clarke, L.G. Cox, M.R.G. Johnson)	(1,142)	(2,146)
Total Directors' Loans	2,374	2,391

During the financial year the Bank brought to account interest income from loans made to Directors of $151,000 (2001: $272,000). The aggregate amount of any undrawn facilities as at 31 March 2002 was $1,597,000 (2001: $1,439,000).

Loans and other financial instrument transactions are made by the Bank in the ordinary course of business with related parties. Relief from disclosure of these transactions (with the exception of transactions with Directors) is granted by the Australian Securities & Investments Commission in Class Order 98/110 dated 10 July 1998. The Class Order requires the Directors to issue a statutory declaration, signed by two Directors, stating that the Bank has systems of internal controls and procedures which provide assurance that any loans or other financial instrument transactions which are not entered into on normal terms and conditions are drawn to the attention of the Directors so that they may be disclosed in the financial report. The Bank will lodge the statutory declaration with the Australian Securities & Investments Commission with this Financial Report.

Note 29. Related Party Information continued

Directors' equity participation

As at 31 March 2002 the Directors held, in aggregate, the following interests in shares and share options of the Bank and details of the movements in those interests, including on-market transactions, are:

	Share Options		Fully Paid Ordinary Shares	
	2002	2001	**2002**	2001
Aggregate acquired during the financial year	**197,500**	89,583	**480,151**	949,958
Aggregate disposed of during the financial year	**502,500**	830,000	**76,500**	1,010,000
Aggregate held at the end of the financial year	**567,204**	872,204	**2,107,993**	1,704,342

A Director has an interest in 4,000 (2001: 4,000) endowment warrants over ordinary shares of the Bank. These warrants expire on 30 June 2007.

During the financial year the Directors received dividends relating to the abovementioned shareholdings at the same rate as other shareholders.

Other Transactions with Directors

During the financial year certain Directors had monies on deposit with the Bank within normal customer relationships on terms and conditions no more favourable than those available to other customers.

Note 30. Retirement Benefits

The amount paid by the Bank to Non-Executive Directors or a prescribed superannuation fund in connection with the retirement of these Directors from the Bank was $106,000 (2001: $43,000). The Directors, having regard to the details involved, consider the provision of full particulars in regard to these payments would be unreasonable.

The economic entity contributed to defined contribution superannuation funds in connection with the retirement of its employees. The economic entity does not have any liability to contribute to these superannuation funds beyond an annual percentage of employee earnings.

Notes continued

As at 31 March 2002

Note 31. Executive Officers' Remuneration

Remuneration received or receivable by executives principally involved in the management of the Bank and its controlled entities:

	Consolidated 2002 $000	Consolidated 2001 $000	Bank 2002 $000	Bank 2001 $000
Base remuneration	4,795	4,278	4,795	4,278
Performance-related remuneration*	25,295	22,228	25,295	22,228
Other amounts payable to retired executive officers***	11,875	-	11,875	-
Remuneration recognised in the Statement of Financial Performance	41,965	26,506	41,965	26,506
Value of options granted	7,885	2,640	7,885	2,640
Total Executive Officers' Remuneration	49,850	29,146	49,850	29,146

The number of executives whose remuneration fell within the following bands was:

	Number 2002	Number 2001	Number 2002	Number 2001
$380,000 - $389,999	-	1	-	1
$920,000 - $929,999	-	1	-	1
$1,280,000 - $1,289,000	-	1	-	1
$1,400,000 - $1,409,999	-	1	-	1
$1,500,000 - $1,509,999	1	-	1	-
$1,510,000 - $1,519,999	1	-	1	-
$1,690,000 - $1,699,999	1	-	1	-
$2,160,000 - $2,169,999	-	1	-	1
$2,220,000 - $2,229,999	-	1	-	1
$2,410,000 - $2,419,999	1	-	1	-
$2,550,000 - $2,559,999	-	1	-	1
$2,640,000 - $2,649,999	-	1	-	1
$2,680,000 - $2,689,999	-	1	-	1
$2,980,000 - $2,989,999	-	1	-	1
$3,070,000 - $3,079,999	1	-	1	-
$3,080,000 - $3,089,999	1	-	1	-
$3,330,000 - $3,339,999**	1	-	1	-
$3,690,000 - $3,699,999	1	-	1	-
$4,220,000 - $4,229,999	1	-	1	-
$4,850,000 - $4,859,999	-	1	-	1
$5,020,000 - $5,029,999	-	1	-	1
$5,840,000 - $5,849,999***	1	-	1	-
$5,900,000 - $5,909,999	1	-	1	-
$6,130,000 - $6,139,999	1	-	1	-
$7,430,000 - $7,439,999**	1	-	1	-

* The portion of performance-related remuneration subject to restrictions noted in the Directors' Report is excluded from the disclosures above.

** Includes contractual retirement benefits that have been previously accumulated. These amounts are only paid six months after retirement, if certain disqualifying events had not occurred. If such events had occurred, the amount would have been forfeited.

*** Includes an accrued contractual entitlement which will be payable upon retirement from the Bank.

The remuneration paid to executive officers has been calculated in accordance with AASB 1017 Related Party Disclosures and AASB 1028 Accounting for Employee Entitlements.

Note 32. Employee Equity Participation

Option plan

In December 1995, the Bank introduced an Employee Option Plan (the Plan), as a replacement for the Bank's now closed partly paid share scheme. Staff eligible to participate are those of Associate Director level and above and consultants to the economic entity. At 31 March 2002 there were 1,009 (2001: 887) participants in the Plan.

Options, currently for five years, over fully paid unissued ordinary shares in the Bank are granted to Lacuna Nominees Pty Limited as nominee for the individual or the individual's controlled company or an entity approved under the Plan to hold options on trust for an individual.

The options are issued for no consideration and are granted at prevailing market prices. The exercise price of new options granted is generally based on the weighted average market price during the month prior to acceptance of employment for new employees or during the calendar month of June in respect of options granted as a result of annual promotions and compensation reviews.

The following is a summary of options which have been granted pursuant to the Plan:

Latest Date for Exercise of Options	Exercise Price	Balance as at 1 April 2001	Options Issued during the Financial Year	Options Exercised during the Financial Year	Options Lapsed during the Financial Year	Balance as at 31 March 2002
19 August 2001	$6.86	654,518	-	(654,518)	-	-
1 October 2001	$6.50	20,000	-	(20,000)	-	-
6 January 2002	$8.30	7,500	-	(7,500)	-	-
13 January 2002	$8.71	12,500	-	(12,500)	-	-
4 March 2002	$8.59	20,000	-	(20,000)	-	-
26 March 2002	$8.50	8,750	-	(8,750)	-	-
27 March 2002	$8.49	5,000	-	(5,000)	-	-
7 April 2002	$8.57	16,250	-	(16,250)	-	-
8 April 2002	$8.11	20,000	-	(20,000)	-	-
16 April 2002	$8.46	5,000	-	(5,000)	-	-
18 April 2002	$8.59	5,000	-	(5,000)	-	-
23 May 2002	$8.41	5,000	-	(5,000)	-	-
26 May 2002	$8.32	37,500	-	(37,500)	-	-
28 May 2002	$8.49	17,500	-	(17,500)	-	-
29 May 2002	$8.44	8,100	-	(8,100)	-	-
24 June 2002	$9.00	5,000	-	(5,000)	-	-
25 June 2002	$9.13	32,500	-	(32,500)	-	-
18 July 2002	$11.17	3,556,952	-	(2,749,351)	(6,667)	800,934
8 August 2002	$8.65	6,668	-	(6,668)	-	-
11 August 2002	$11.17	351,371	-	(290,000)	-	61,371
12 August 2002	$11.17	15,000	-	(15,000)	-	-
23 October 2002	$13.17	20,000	-	-	-	20,000
24 October 2002	$9.14	13,334	-	(13,334)	-	-
7 November 2002	$11.90	50,000	-	(50,000)	-	-
10 November 2002	$13.20	20,000	-	(20,000)	-	-
24 November 2002	$13.49	7,002	-	(7,002)	-	-
25 November 2002	$13.18	16,615	-	(16,615)	-	-
2 December 2002	$12.30	6,668	-	-	(6,668)	-
19 December 2002	$10.38	20,000	-	(13,332)	(6,668)	-
22 December 2002	$10.96	23,336	-	(23,336)	-	-
23 December 2002	$11.59	6,668	-	(6,668)	-	-
10 March 2003	$11.39	13,334	-	(6,666)	-	6,668
11 March 2003	$13.20	20,000	-	(13,332)	-	6,668
30 March 2003	$11.53	20,000	-	-	-	20,000

Notes continued

As at 31 March 2002

Note 32. Employee Equity Participation continued

Latest Date for Exercise of Options	Exercise Price	Balance as at 1 April 2001	Options Issued during the Financial Year	Options Exercised during the Financial Year	Options Lapsed during the Financial Year	Balance as at 31 March 2002
8 April 2003	$11.95	33,334	-	(16,666)	-	16,668
29 April 2003	$12.34	20,000	-	(13,332)	(6,668)	-
30 April 2003	$13.15	20,000	-	(10,000)	-	10,000
8 May 2003	$13.48	13,334	-	(6,666)	-	6,668
9 May 2003	$14.35	13,334	-	(6,666)	-	6,668
14 May 2003	$13.82	13,340	-	(6,660)	-	6,680
15 May 2003	$14.32	13,200	-	-	-	13,200
18 May 2003	$13.28	20,000	-	-	-	20,000
19 May 2003	$14.09	20,000	-	(16,666)	(3,334)	-
20 May 2003	$14.47	11,334	-	(5,666)	-	5,668
11 June 2003	$14.31	11,334	-	-	-	11,334
12 June 2003	$14.89	50,000	-	-	-	50,000
26 June 2003	$14.52	17,000	-	(2,500)	-	14,500
27 July 2003	$14.89	17,000	-	-	-	17,000
21 August 2003	$14.47	38,334	-	-	-	38,334
28 August 2003	$14.29	3,044,292	-	(1,300,314)	(67,455)	1,676,523
16 September 2003	$14.83	42,500	-	(28,332)	-	14,168
18 September 2003	$14.59	17,000	-	(11,332)	-	5,668
22 September 2003	$14.67	13,300	-	-	-	13,300
23 September 2003	$13.11	17,000	-	(11,332)	-	5,668
25 September 2003	$14.62	22,674	-	(11,338)	-	11,336
28 September 2003	$13.54	42,500	-	(30,784)	(11,716)	-
6 November 2003	$14.48	17,000	-	(11,333)	-	5,667
9 November 2003	$12.61	9,443	-	(9,443)	-	-
11 November 2003	$13.50	11,334	-	-	-	11,334
24 November 2003	$14.54	17,000	-	(5,666)	-	11,334
25 November 2003	$13.03	17,000	-	(11,332)	-	5,668
26 November 2003	$13.40	73,667	-	(36,833)	-	36,834
2 December 2003	$12.25	17,000	-	-	-	17,000
4 December 2003	$14.65	17,000	-	-	-	17,000
6 December 2003	$12.73	17,000	-	-	-	17,000
7 December 2003	$15.23	42,500	-	(28,333)	-	14,167
12 February 2004	$15.06	17,000	-	(5,666)	-	11,334
15 February 2004	$13.32	42,500	-	(14,166)	-	28,334
22 February 2004	$14.55	42,500	-	(14,166)	-	28,334
23 February 2004	$14.18	28,334	-	-	-	28,334
24 February 2004	$14.58	17,000	-	-	(17,000)	-
25 February 2004	$15.60	17,000	-	-	-	17,000
26 February 2004	$14.53	110,500	-	(36,833)	(73,667)	-
31 March 2004	$18.89	142,500	-	(15,000)	-	127,500
23 April 2004	$14.46	17,000	-	(5,666)	-	11,334
27 April 2004	$14.36	144,500	-	(12,832)		131,668
28 April 2004	$17.07	17,000	-	-	-	17,000
29 April 2004	$17.17	17,000	-	(5,666)	-	11,334
30 April 2004	$17.29	15,000	-	(5,000)	-	10,000
11 May 2004	$16.82	17,000	-	(5,666)	-	11,334
4 June 2004	$17.33	20,000	-	-	-	20,000
8 June 2004	$14.52	17,000	-	-	-	17,000
15 June 2004	$14.36	15,000	-	(7,500)	(7,500)	-
25 June 2004	$17.11	17,000	-	(5,666)	-	11,334
28 June 2004	$14.48	42,500	-	(14,166)	-	28,334
13 August 2004	$18.51	7,147,851	-	(1,545,886)	(297,084)	5,304,881
16 August 2004	$19.07	15,000	-	(5,000)	-	10,000
17 August 2004	$18.44	80,000	-	(26,666)	-	53,334

Note 32. Employee Equity Participation continued

Latest Date for Exercise of Options	Exercise Price	Balance as at 1 April 2001	Options Issued during the Financial Year	Options Exercised during the Financial Year	Options Lapsed during the Financial Year	Balance as at 31 March 2002
18 August 2004	$14.36	17,000	-	-	-	17,000
19 August 2004	$19.00	37,500	-	(12,500)	-	25,000
23 August 2004	$18.08	15,000	-	(5,000)	-	10,000
24 August 2004	$19.07	37,500	-	(12,500)	-	25,000
25 August 2004	$19.09	15,000	-	(5,000)	-	10,000
26 August 2004	$17.92	15,000	-	(5,000)	-	10,000
30 August 2004	$17.82	37,500	-	(12,500)	-	25,000
31 August 2004	$18.51	887,166	-	(204,927)	(69,115)	613,124
6 September 2004	$18.14	15,000	-	(5,000)	-	10,000
7 September 2004	$18.08	67,500	-	(17,500)	-	50,000
24 September 2004	$18.51	34,125	-	(11,375)	-	22,750
27 September 2004	$18.51	50,000	-	(4,860)	(7,640)	37,500
11 October 2004	$18.51	10,000	-	-	(5,000)	5,000
9 November 2004	$18.86	5,000	-	-	-	5,000
10 November 2004	$20.28	5,000	-	-	-	5,000
12 November 2004	$19.07	15,000	-	-	(5,000)	10,000
15 November 2004	$17.93	37,500	-	-	-	37,500
16 November 2004	$17.83	15,000	-	(5,417)	(9,583)	-
25 November 2004	$18.51	35,000	-	-	(5,000)	30,000
29 November 2004	$20.29	75,000	-	-	-	75,000
1 December 2004	$18.51	5,000	-	(1,666)	-	3,334
3 December 2004	$20.10	5,000	-	(3,332)	(1,668)	-
7 December 2004	$20.01	5,000	-	-	-	5,000
9 December 2004	$20.18	5,000	-	-	-	5,000
10 December 2004	$19.52	15,000	-	(5,000)	-	10,000
13 December 2004	$20.29	15,000	-	-	-	15,000
20 January 2005	$20.18	50,000	-	(16,666)	-	33,334
21 January 2005	$18.51	19,500	-	-	-	19,500
24 January 2005	$19.97	17,500	-	-	-	17,500
25 January 2005	$20.05	5,000	-	-	-	5,000
28 January 2005	$23.22	32,500	-	(10,725)	-	21,775
31 January 2005	$20.55	12,500	-	-	(12,500)	-
10 February 2005	$20.05	100,000	-	-	-	100,000
6 March 2005	$18.51	32,500	-	(10,000)	-	22,500
21 March 2005	$21.16	5,000	-	-	-	5,000
22 March 2005	$24.14	5,000	-	-	-	5,000
24 March 2005	$24.56	5,000	-	-	-	5,000
27 March 2005	$24.44	7,500	-	-	-	7,500
28 March 2005	$23.76	32,500	-	-	-	32,500
21 July 2005	$23.94	4,028,030	-	(9,677)	(217,432)	3,800,921
1 August 2005	$20.14	5,000	-	(1,666)	-	3,334
2 August 2005	$23.94	50,000	-	-	-	50,000
3 August 2005	$18.51	20,000	-	(5,000)	-	15,000
5 August 2005	$24.29	5,000	-	-	-	5,000
7 August 2005	$24.69	30,000	-	-	-	30,000
8 August 2005	$23.94	14,583	-	(2,500)	-	12,083
9 August 2005	$24.12	5,000	-	-	-	5,000
10 August 2005	$25.71	5,000	-	-	-	5,000
11 August 2005	$23.94	135,600	-	(1,714)	(22,704)	111,182
12 August 2005	$25.49	5,000	-	-	-	5,000
13 August 2005	$23.06	5,000	-	-	-	5,000
14 August 2005	$24.16	12,500	-	-	-	12,500
15 August 2005	$24.24	5,000	-	-	-	5,000

Notes continued

As at 31 March 2002

Note 32. Employee Equity Participation continued

Latest Date for Exercise of Options	Exercise Price	Balance as at 1 April 2001	Options Issued during the Financial Year	Options Exercised during the Financial Year	Options Lapsed during the Financial Year	Balance as at 31 March 2002
17 August 2005	$23.63	5,000	–	–	–	5,000
18 August 2005	$23.76	5,000	–	–	–	5,000
19 August 2005	$24.43	12,500	–	–	–	12,500
20 August 2005	$24.04	5,000	–	–	–	5,000
21 August 2005	$21.50	5,000	–	(1,842)	(3,158)	–
22 August 2005	$23.02	12,500	–	–	–	12,500
24 August 2005	$24.56	17,500	–	–	–	17,500
25 August 2005	$25.37	5,000	–	–	–	5,000
26 August 2005	$25.65	5,000	–	–	–	5,000
27 August 2005	$25.05	12,500	–	(2,088)	(10,412)	–
28 August 2005	$25.66	5,000	–	–	(5,000)	–
30 August 2005	$23.94	125,764	–	(1,005)	(3,995)	120,764
28 September 2005	$25.59	5,000	–	–	–	5,000
29 September 2005	$25.85	5,000	–	–	–	5,000
11 October 2005	$20.18	5,000	–	(1,666)	–	3,334
12 October 2005	$25.01	5,000	–	–	–	5,000
13 October 2005	$24.36	12,500	–	–	–	12,500
14 October 2005	$25.59	10,000	–	–	–	10,000
15 October 2005	$26.12	12,500	–	–	–	12,500
16 October 2005	$25.72	12,500	–	–	(12,500)	–
25 October 2005	$24.06	5,000	–	–	(5,000)	–
11 December 2005	$27.56	5,000	–	–	–	5,000
12 December 2005	$26.57	17,500	–	–	–	17,500
13 December 2005	$24.80	32,500	–	–	–	32,500
17 December 2005	$27.54	5,000	–	–	(5,000)	–
22 December 2005	$24.24	5,000	–	–	–	5,000
27 December 2005	$26.45	5,000	–	–	–	5,000
28 December 2005	$27.63	5,000	–	–	–	5,000
29 December 2005	$26.32	12,500	–	–	–	12,500
2 January 2006	$27.28	32,500	–	–	–	32,500
3 January 2006	$27.86	5,000	–	–	–	5,000
4 January 2006	$26.88	5,000	–	–	(5,000)	–
5 January 2006	$27.71	5,000	–	–	–	5,000
8 January 2006	$26.95	5,000	–	–	–	5,000
9 January 2006	$27.97	20,000	–	–	–	20,000
11 January 2006	$27.15	12,500	–	–	–	12,500
12 January 2006	$27.93	5,000	–	–	–	5,000
15 January 2006	$27.81	5,000	–	–	–	5,000
16 January 2006	$27.46	12,500	–	–	–	12,500
17 January 2006	$27.71	5,000	–	–	–	5,000
18 January 2006	$27.71	12,500	–	–	–	12,500
19 January 2006	$28.29	12,500	–	–	–	12,500
23 January 2006	$28.51	12,500	–	–	–	12,500
30 January 2006	$27.83	5,000	–	–	–	5,000
31 January 2006	$27.71	5,000	–	–	–	5,000
1 February 2006	$27.98	100,000	–	–	–	100,000
2 February 2006	$27.71	22,500	–	–	–	22,500
26 February 2006	$18.51	12,500	–	–	–	12,500
27 February 2006	$28.39	5,000	–	–	–	5,000
28 February 2006	$28.15	5,000	–	–	–	5,000
13 March 2006	$27.13	5,000	–	–	–	5,000
20 March 2006	$28.19	5,000	–	–	–	5,000
26 March 2006	$27.10	5,000	–	(849)	(4,151)	–
29 March 2006	$27.66	5,000	–	–	–	5,000

Note 32. Employee Equity Participation continued

Latest Date for Exercise of Options	Exercise Price	Balance as at 1 April 2001	Options Issued during the Financial Year	Options Exercised during the Financial Year	Options Lapsed during the Financial Year	Balance as at 31 March 2002
2 April 2006	$28.00	–	5,000	–	–	5,000
11 April 2006	$27.28	–	5,000	–	–	5,000
17 April 2006	$27.04	–	12,500	–	–	12,500
18 April 2006	$28.57	–	5,000	–	–	5,000
19 April 2006	$28.55	–	5,000	–	–	5,000
20 April 2006	$28.05	–	12,500	–	–	12,500
23 April 2006	$28.50	–	5,000	–	–	5,000
24 April 2006	$26.85	–	5,000	–	–	5,000
28 May 2006	$27.60	–	5,000	–	–	5,000
29 May 2006	$27.77	–	5,000	–	–	5,000
6 June 2006	$27.53	–	5,000	–	–	5,000
15 June 2006	$27.58	–	5,000	–	–	5,000
25 July 2006	$34.71	–	1,700	(1,700)	–	–
24 July 2006	$28.19	–	5,000	–	–	5,000
26 July 2006	$28.22	–	5,000	–	–	5,000
27 July 2006	$29.72	–	5,000	–	–	5,000
30 July 2006	$29.56	–	5,000	–	–	5,000
31 July 2006	$28.15	–	5,000	–	–	5,000
1 August 2006	$28.46	–	5,000	–	–	5,000
2 August 2006	$34.71	–	4,797,850	(171)	(116,610)	4,681,069
3 August 2006	$30.25	–	5,000	–	–	5,000
7 August 2006	$28.21	–	5,000	–	–	5,000
8 August 2006	$27.78	–	12,500	–	–	12,500
9 August 2006	$29.50	–	10,000	–	–	10,000
10 August 2006	$31.00	–	12,500	–	–	12,500
13 August 2006	$29.35	–	5,000	–	–	5,000
27 August 2006	$35.99	–	5,000	–	–	5,000
28 August 2006	$34.71	–	5,000	–	–	5,000
29 August 2006	$35.41	–	5,000	–	–	5,000
30 August 2006	$27.57	–	12,500	–	–	12,500
31 August 2006	$34.71	–	873,900	–	(61,680)	812,220
3 September 2006	$34.82	–	5,000	–	–	5,000
4 September 2006	$27.60	–	5,000	–	–	5,000
5 September 2006	$31.48	–	25,000	–	–	25,000
6 September 2006	$33.95	–	5,000	–	–	5,000
14 September 2006	$34.71	–	5,000	–	(5,000)	–
20 September 2006	$28.19	–	20,000	–	–	20,000
21 September 2006	$32.20	–	12,500	–	–	12,500
24 September 2006	$36.66	–	12,500	–	–	12,500
25 September 2006	$36.48	–	12,500	–	–	12,500
26 September 2006	$35.95	–	12,500	–	–	12,500
27 September 2006	$33.01	–	10,000	–	–	10,000
28 September 2006	$34.71	–	372,200	–	(68,264)	303,936
1 October 2006	$35.93	–	5,000	–	–	5,000
2 October 2006	$37.10	–	5,000	–	–	5,000
3 October 2006	$36.47	–	12,500	–	–	12,500
8 October 2006	$29.72	–	5,000	–	–	5,000
9 October 2006	$37.52	–	5,000	–	–	5,000
12 October 2006	$36.68	–	5,000	–	–	5,000
15 October 2006	$28.39	–	5,000	–	–	5,000
16 October 2006	$35.59	–	5,000	–	–	5,000
29 October 2006	$37.75	–	12,500	–	–	12,500
30 October 2006	$37.05	–	12,500	–	–	12,500
31 October 2006	$37.26	–	5,000	–	–	5,000

Notes continued

As at 31 March 2002

Note 32. Employee Equity Participation continued

Latest Date for Exercise of Options	Exercise Price	Balance as at 1 April 2001	Options Issued during the Financial Year	Options Exercised during the Financial Year	Options Lapsed during the Financial Year	Balance as at 31 March 2002
7 November 2006	$37.94	-	5,000	-	-	5,000
12 November 2006	$38.03	-	5,000	-	(5,000)	-
13 November 2006	$36.85	-	5,000	-	-	5,000
14 November 2006	$36.86	-	5,000	-	-	5,000
15 November 2006	$36.70	-	12,500	-	-	12,500
16 November 2006	$35.71	-	5,000	-	-	5,000
22 November 2006	$37.58	-	32,500	-	-	32,500
26 November 2006	$36.84	-	12,500	-	-	12,500
3 December 2006	$36.05	-	5,000	-	-	5,000
5 December 2006	$35.71	-	5,000	-	-	5,000
10 December 2006	$36.36	-	12,500	-	-	12,500
20 December 2006	$37.55	-	5,000	-	-	5,000
25 January 2007	$37.67	-	12,500	-	-	12,500
4 February 2007	$37.47	-	5,000	-	-	5,000
12 March 2007	$36.08	-	5,000	-	-	5,000
13 March 2007	$36.54	-	17,500	-	-	17,500
14 March 2007	$36.34	-	10,000	-	-	10,000
15 March 2007	$35.24	-	5,000	-	-	5,000
18 March 2007	$37.52	-	5,000	-	-	5,000
19 March 2007	$36.85	-	5,000	-	-	5,000
20 March 2007	$35.15	-	5,000	-	-	5,000
21 March 2007	$36.39	-	5,000	-	-	5,000
22 March 2007	$36.85	-	5,000	-	-	5,000
25 March 2007	$36.67	-	5,000	-	-	5,000
26 March 2007	$36.68	-	5,000	-	-	5,000
27 March 2007	$36.55	-	32,500	-	-	32,500
28 March 2007	$36.73	-	5,000	-	-	5,000
29 March 2007	$35.90	-	5,000	-	-	5,000
Total Options on Issue		23,622,773	6,673,150	(7,797,007)	(1,170,839)	21,328,077

Since 31 March 2002, the following options have been issued or have lapsed:

Latest Date for Exercise of Options	Exercise Price	Options Issued since 31 March 2002	Options Lapsed since 31 March 2002
1 April 2007	$36.34	12,500	-
2 April 2007	$37.52	5,000	-
3 April 2007	$34.82	12,500	-
4 April 2007	$35.99	12,500	-
5 April 2007	$35.22	5,000	-
8 April 2007	$35.59	5,000	-
9 April 2007	$37.34	5,000	-
10 April 2007	$36.67	5,000	-
17 April 2007	$36.48	5,000	-
18 April 2007	$36.95	5,000	-
2 August 2006	$34.71	-	(544)
15 November 2006	$36.70	-	(12,500)
Total		72,500	(13,044)

Note 32. Employee Equity Participation continued

The market value of shares under these options at 31 March 2002 was $709 million (2001: $653 million). No unissued shares, other than those referred to above, are under option as at the date of this report.

Options granted after 15 May 1996 and before 1997 promotions and compensation reviews had vesting periods ranging up to four years after the date of grant. Each new tranche of options was issued such that 25% of each tranche becomes exercisable after each of the first four anniversaries of the date of grant. Options granted thereafter vest as to one third of each tranche after the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on 1 July two, three and four years after the allocation of the options. Subject to staff trading rules, options can be exercised after the vesting period at any time up to expiry. In individual cases, such as where an employee leaves with the Bank's agreement towards the end of a vesting period, the Bank's Executive Committee has the power to waive the remainder of any vesting period and allow exercise of the relevant options.

In respect of each tranche of vested options granted to Executive Directors of the Bank after the 1997 Annual General Meeting:

- one third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 55th percentile of the corresponding figures for all companies in the then ASX All Industrials Index;
- another third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 65th percentile of the corresponding figures for all companies in the then ASX All Industrials Index; and
- the final third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 75th percentile of the corresponding figures for all companies in the then ASX All Industrials Index,

with the conditions to be examined quarterly from vesting until expiry of the options. Options which have vested but are not able to be exercised at a particular examination date, will be exercisable (until expiry) at or after future quarterly examination dates when and if the exercise conditions pertaining to any of those dates have been met.

The Plan Rules provide that the total number of options which can be on issue at any one time is limited such that the number of shares resulting from exercise of all unexercised options does not exceed 20% of the number of the Bank's then issued ordinary shares plus the number of shares which the Bank would have to issue if all rights to require the Bank to issue shares, which the Bank has then granted (including options) were then enforced or exercised to the greatest extent permitted. The Board has a second limitation on the number of options being the same calculation as in the Plan Rules except that any partly paid shares issued less than five years ago, which have been fully paid up and where the relevant executive is still with the Bank, will be treated as still being partly paid and any exercised options granted less than five years ago, where the executive is still with the Bank, will be treated as still being unexercised.

Fully paid ordinary shares issued on the exercise of options will rank pari passu with all other fully paid ordinary shares then on issue.

On 25 May 2000, the Board approved amendments to the Plan Rules referred to as the Deferred Exercise Share Option Plan (DESOP). Shares resulting from the exercise of options will now be placed under the DESOP, unless options holders request otherwise. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Bank or any associated entity, then such a request will be granted.

Shares acquired under DESOP cannot be sold, transferred or disposed of for a period of six months from the date that the shares are transferred into a participating employee's name and are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to affairs of the Bank or a related entity or if they carry out an act or fail to do an act which brings the Bank or an associated entity into disrepute.

Shares held in the DESOP will be withdrawn on the earlier of:

- an employee's resignation from the Bank or a related company
- upon request from the employee (after the expiration of the non-disposal period), and
- 10 years from the date that the options were originally granted.

Options carry no dividend or voting rights but have standard adjustment clauses for bonus and rights issues and reconstructions.

Notes continued

As at 31 March 2002

Note 32. Employee Equity Participation continued

Employee Share Plan

Following shareholder approval at the 1997 Annual General Meeting, the Bank introduced the Macquarie Bank Employee Share Plan (ESP) whereby each financial year eligible employees are offered up to $1,000 worth of fully paid ordinary Bank shares for no cash payment. The Bank's staff profit sharing pools are adjusted downwards by the aggregate market value of the shares issued under the ESP.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by the Bank or a subsidiary of the Bank. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The number of shares each participant receives is the offer amount divided by the weighted average price at which the Bank's shares are traded on Australian Stock Exchange Limited on the seven days up to and including the date of allotment, rounded down to the nearest whole share.

The employees who are eligible for an offer are those permanent employees who have been continuously employed by the Bank or a subsidiary of the Bank since 1 April of the relevant year, are still employed by the Bank or a subsidiary of the Bank on the relevant allotment date and are Australian residents on both the closing date of an offer and on the relevant allotment date. Persons who are ineligible include all non-permanent staff, staff seconded to the Bank from external companies, staff on leave without pay, staff who have been given notice of dismissal from employment by the Bank or subsidiary of the Bank or who have tendered their resignation to avoid such a dismissal (even if they would, but for this requirement, be eligible to acquire shares) and any staff member that a Group Head believes should be ineligible based on poor performance.

The latest offer under the ESP was made during December 2001. A total of 1,440 (2001: 1,288) staff participated in this offer. On 18 January 2002, the participants were each issued with 27 (2001: 35) fully paid ordinary shares based on the offer amount of $1,000 and the then calculated average market share price of $37.03 (2001: $28.28) that is, a total of 38,880 (2001: 45,080) shares were issued. The shares were issued for no cash consideration.

Staff Share Acquisition Plan

Following shareholder approval at the 1999 Annual General Meeting, the Bank introduced the Macquarie Bank Staff Share Acquisition Plan (SSAP) whereby each financial year, Australian based eligible employees are given the opportunity to nominate an amount of their pre-tax available profit share or future commission to purchase fully paid ordinary Bank shares (Shares). The total number of shares purchased under the SSAP is limited in any financial year to three per cent of the Bank's Shares as at the beginning of that financial year.

Shares are acquired at prevailing market prices. Any applicable brokerage, workers' compensation premiums and payroll tax are to the employee's account.

Shares acquired under the SSAP cannot be sold, transferred or disposed of for a period of six months from the date that the Shares are transferred into a participating employee's name except in special circumstances or the employee resigns. The Shares held in the SSAP are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to the affairs of the Bank or a related company or if they carry out an act or fail to do an act which brings the Bank or a related company into disrepute.

Shares held in the SSAP will be withdrawn on the earlier of:

- an employee's resignation from the Bank or a related company; and
- upon request by the employee (after the expiration of the non-disposal period); and
- 10 years from the date that the Shares are registered in an employee's name.

In all other respects, Shares rank equally with all other fully paid ordinary shares then on issue.

Eligible employees are Australian-based permanent full-time or part-time employees of the Bank or a related company who either receive available profit share in the relevant year of at least $1,000 in total or allocate at least $1,000 in available commission towards the SSAP.

The third offer under the SSAP was made during May 2001. A total of 293 (2001: 232) staff participated in the SSAP. On 27 and 30 July 2001, a total of 238,041 (2001: 277,880) shares were acquired on-market.

Note 33. Contingent Liabilities

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Contingent liabilities exist in respect of:				
Guarantees (a) (b)	142	137	1,082	597
Letters of credit (a)	117	16	221	142
Underwriting facilities	496	123	496	8
Undrawn credit facilities	2,079	2,114	1,841	1,907
Cross-border leasing indemnities (c)	213	225	82	81
Total Contingent Liabilities	**3,047**	2,615	**3,722**	2,735
Analysis of undrawn credit facilities by maturity:				
Current	1,029	1,031	966	916
Non-current	1,050	1,083	875	991
Total Undrawn Credit Facilities	**2,079**	2,114	**1,841**	1,907

(a) All external guarantees, other than noted for Macquarie Investment Management Limited (MIML) in (e) below, and letters of credit are provided by the Bank. Included in external guarantees are guarantees backed by cash of $16,000,000 (2001: $43,000,000).

(b) The Bank has entered into a group guarantee with a number of controlled entities who act as Single Responsible Entities and the Australian Securities & Investments Commission for the purposes of the Net Tangible Assets calculation under the controlled entities' dealers licence conditions. The Bank has provided a guarantee of $10,000,000 for 12 controlled entities, which is capped at $5,000,000 in respect of any one entity.

(c) Indemnities granted to counterparties in respect of termination and default events in cross-border leasing transactions.

(d) Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary appropriate provisions have been made in the financial report. The economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, is likely to have a material effect on its operations or financial position. Information regarding the ATO audit of the Bank is included in Note 4 – Income Tax (Expense)/Benefit.

(e) MIML covenants that while it acts as Single Responsible Entity of the Macquarie Cash Management Trust, unitholders in that trust will be paid upon redemption or repurchase of a unit issued prior to 28 April 1985, where the unitholder has continuously held units from 28 April 1985, not less than the sum of $1.00: $54,000,000 (2001: $55,000,000). At 31 March 2002 the audited financial report of the Macquarie Cash Management Trust discloses the value of units on issue and the income entitlement thereon aggregating $8,353,000,000 (2001: $7,341,000,000) and assets aggregating $8,429,000,000 (2001: $7,415,000,000).

Notes continued

As at 31 March 2002

	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Note 34. Capital and Other Expenditure Commitments				
Not later than one year	3	8	3	8
Total Capital and Other Expenditure Commitments	3	8	3	8
Note 35. Lease Commitments				
Non-cancellable operating leases expiring:				
Not later than one year	63	56	70	63
Later than one year and not later than five years	242	217	249	230
Later than five years	370	407	376	407
Total Operating Lease Commitments	675	680	695	700

Operating leases relate to commercial buildings and motor vehicles leased by the Bank's staff. The future lease commitments disclosed are net of any rental incentives received and sub-lease income earned.

Note 36. Objectives of Holding and Issuing Derivative Financial Instruments

The Bank is an active price maker in derivatives on interest rates, foreign exchange, commodities and equities. Its objective is to earn profits from the price making spread and from managing the residual exposures on hedged positions. Proprietary position taking is a small part of the Bank's trading activities. Risks on derivatives are managed together with all other trading positions in the same market. All trading positions, including derivatives, are marked to market daily.

The economic entity also uses derivatives to hedge banking operations and for asset/liability management. Profits and losses on these transactions are brought to account over the life of the underlying transaction. The types of contracts which the economic entity trades are detailed below:

Futures: Futures contracts provide the holder with the obligation to buy a specified financial instrument or commodity at a fixed price and fixed date in the future. Contracts may be closed early via cash settlement. Futures contracts are exchange traded.

Forwards and forward rate agreements: Forward contracts, which resemble futures contracts, are an agreement between two parties that a financial instrument or commodity will be traded at a fixed price and fixed date in the future. A forward rate agreement provides for two parties to exchange interest rate differentials based on an underlying principal amount at a fixed date in the future.

Swaps: Swap transactions provide for two parties to swap a series of cash flows in relation to an underlying principal amount, usually to exchange a fixed interest rate for a floating interest rate. Cross-currency swaps provide a tool for two parties to manage risk arising from movements in exchange rates.

Options: Option contracts provide the holder the right to buy or sell financial instruments or commodities at a fixed price over an agreed period or on a fixed date. The contract does not oblige the holder to buy or sell, however the writer must perform if the holder exercises the rights pertaining to the option.

Note 37. Average Interest-Bearing Assets and Liabilities and Related Interest

	Consolidated 2002			Consolidated 2001		
	Av. Balance $M	Interest Inc./(Exp.) $M	Av. Rate %	Av. Balance $M	Interest Inc./(Exp.) $M	Av. Rate %
Assets						
Interest Bearing Assets						
Cash and liquid assets	58	2	3.4	158	9	5.7
Securities purchased under resale agreement	3,593	158	4.4	2,292	137	6.0
Trading assets	3,254	166	5.1	3,148	195	6.2
Other securities	1,556	59	3.8	201	13	6.5
Loan assets	8,598	570	6.6	7,301	584	8.0
Other financial assets	39	2	5.1	300	24	8.0
Total Interest Bearing Assets	17,098	957		13,400	962	
Total Non-Interest Bearing Assets	12,466	-		11,227	-	
Total Assets	29,564	957		24,627	962	
Liabilities						
Interest Bearing Liabilities						
Due to other financial institutions	972	(27)	2.8	1,127	(53)	4.7
Securities sold under repurchase agreements	1,697	(74)	4.4	913	(54)	5.9
Securities borrowed	1,029	(51)	5.0	573	(36)	6.3
Deposits	4,126	(170)	4.1	4,205	(241)	5.7
Notes payable	9,128	(386)	4.2	5,894	(367)	6.2
Other liabilities	489	(18)	3.7	261	(14)	5.4
Loan Capital						
Subordinated debt	250	(14)	5.6	285	(19)	6.7
Converting Preference Shares	150	(11)	7.4	150	(11)	7.4
Total Interest Bearing Liabilities	17,841	(751)		13,408	(795)	
Total Non-Interest Bearing Liabilities	9,632	-		9,950	-	
Total Liabilities	27,473	(751)		23,358	(795)	
Net Assets	2,091	206		1,269	167	
Equity						
Contributed Equity						
Ordinary share capital	753			349		
Macquarie Income Securities	391			395		
Retained earnings	583			523		
Total Equity attributable to Equity Holders of MBL	1,727			1,267		
Outside equity interests in controlled entities	364			2		
Total Equity	2,091			1,269		

Average interest income and expense in relation to assets and liabilities set off in the Statement of Financial Position in accordance with applicable accounting standards are not included in the above analysis. Such interest and expense is shown gross in Note 2 – Profit from Ordinary Activities in accordance with the requirements of AASB 1018 Statement of Financial Performance.

Notes continued

As at 31 March 2002

Note 38. Geographical Concentration of Deposits and Borrowings

	Australia $M	Europe $M	North America $M	Asia $M	Other $M	Total $M
			Consolidated 2002			
Due to other financial institutions	363	110	1	91	-	565
Securities sold under repurchase agreements	554	52	13	309	-	928
Securities borrowed	2,122	230	-	7	-	2,359
Deposits	4,198	49	193	74	6	4,520
Notes payable	2,742	43	703	5,946	-	9,434
Subordinated debt	120	-	94	28	-	242
Converting Preference Shares	150	-	-	-	-	150
Total Deposits and Borrowings by Geographical Location	10,249	484	1,004	6,455	6	18,198
			Consolidated 2001			
Due to other financial institutions	450	79	18	185	54	786
Securities sold under repurchase agreements	662	904	-	135	-	1,701
Securities borrowed	583	144	-	33	-	760
Deposits	3,642	50	35	116	22	3,865
Notes payable	2,338	9	547	5,106	-	8,000
Subordinated debt	120	-	103	33	-	256
Converting Preference Shares	150	-	-	-	-	150
Total Deposits and Borrowings by Geographical Location	7,945	1,186	703	5,608	76	15,518

The table details the source of deposits and borrowings, based upon the location of the relevant counterparty. The economic entity's exposure is not concentrated in any one particular industry or with one particular counterparty type.

Refer to Liquidity Management within Note 39 – Maturity Analysis of Monetary Assets and Liabilities and Liquidity Management, for a discussion on the sources of the economic entity's funding.

Note 39. Maturity Analysis of Monetary Assets and Liabilities and Liquidity Management

	At call $M	Over-drafts $M	3 months or less $M	3 months to 12 months $M	1 year to 5 years $M	Over 5 years $M	No maturity specified $M	Total $M
	Consolidated 2002							
Assets								
Cash and liquid assets	283	-	-	-	-	-	-	283
Securities purchased under resale agreements	3,383	-	743	187	-	-	-	4,313
Trading assets	4,864	-	-	-	-	-	-	4,864
Other securities	1,937	-	-	-	-	-	-	1,937
Loan assets	752	47	818	1,002	5,892	698	-	9,209
Life insurance investment assets*	234	-	698	325	4	-	1,327	2,588
Equity investments	-	-	-	-	-	-	102	102
Investments in associates and JVs	-	-	-	-	-	-	90	90
Total Monetary Assets	11,453	47	2,259	1,514	5,896	698	1,519	23,386
Liabilities								
Due to other financial institutions	204	-	89	36	236	-	-	565
Securities sold under repurchase agreements	449	-	479	-	-	-	-	928
Securities borrowed	2,359	-	-	-	-	-	-	2,359
Deposits	2,506	-	986	101	782	145	-	4,520
Notes payable	-	-	4,300	2,380	2,754	-	-	9,434
Life insurance policy liabilities	-	-	-	-	-	-	2,539	2,539
Subordinated debt	-	-	-	-	132	110	-	242
Converting Preference Shares	-	-	-	-	150	-	-	150
Total Monetary Liabilities	5,518	-	5,854	2,517	4,054	255	2,539	20,737

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life insurance investment assets. The members are subject to liquidity risk on the surplus in the life insurance statutory funds.

The table details the maturity distribution of selected monetary assets and liabilities.

Maturities represent the remaining period at 31 March 2002 to the repayment date.

Notes continued

As at 31 March 2002

Note 39. Maturity Analysis of Monetary Assets and Liabilities and Liquidity Management continued

Consolidated 2001	At call $M	Over-drafts $M	3 months or less $M	3 months to 12 months $M	1 year to 5 years $M	Over 5 years $M	No maturity specified $M	Total $M
Assets								
Cash and liquid assets	295	–	–	–	–	–	–	295
Securities purchased under resale agreements	1,275	–	2,048	–	–	–	–	3,323
Trading assets	4,192	–	–	–	–	–	–	4,192
Other securities	270	–	–	–	–	–	–	270
Loan assets	693	65	1,060	793	4,312	861	1	7,785
Life insurance investment assets*	51	–	–	1,137	245	102	1,045	2,580
Equity investments	–	–	–	–	–	–	88	88
Investments in associates and JVs	–	–	–	–	–	–	53	53
Total Monetary Assets	6,776	65	3,108	1,930	4,557	963	1,187	18,586
Liabilities								
Due to other financial institutions	197	–	431	141	17	–	–	786
Securities sold under repurchase agreements	182	–	1,519	–	–	–	–	1,701
Securities borrowed	760	–	–	–	–	–	–	760
Deposits	1,857	–	778	101	1,108	21	–	3,865
Notes payable	–	–	3,408	2,179	2,413	–	–	8,000
Life insurance policy liabilities	–	–	–	–	–	–	2,535	2,535
Subordinated debt	–	–	–	–	146	110	–	256
Converting Preference Shares	–	–	–	–	150	–	–	150
Total Monetary Liabilities	2,996	–	6,136	2,421	3,834	131	2,535	18,053

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life insurance investment assets. The members are subject to liquidity risk on the surplus in the life insurance statutory funds.

Note 39. Maturity Analysis of Monetary Assets and Liabilities and Liquidity Management continued

Liquidity management

The liquidity policy of the economic entity is approved by the Board and agreed with the Australian Prudential Regulation Authority (APRA). This policy is reviewed regularly by the Risk Management Division to ensure it continues to meet the needs of the economic entity under all market circumstances. The economic entity's liquidity policy requires that:

1. Core assets (that is, on-balance sheet assets that cannot be liquidated quickly) plus liquidity buffers are funded with deposits/borrowings with a minimum maturity greater than one week (five working days);
2. Specified percentages of borrowings have maturities beyond six and twelve months. A limit is also set on the maximum percentage of deposits maturing within the next three months and in any one month; and
3. The economic entity must keep at least a certain percentage of total assets in highly liquid securities (Commonwealth and State Government debt, NCDs and Bank Bills).

Within these parameters, on a day-to-day basis, liquidity management is the responsibility of the funding desk within the Treasury and Commodities Group.

The overall objective of the economic entity's liquidity management process is to achieve a sound deposit base with a wide spread of core depositors. The Bank has focused its attention on small and medium sized corporate depositors who do not generally access the professional market. Retail deposits are accessed through the Bank's branches in Sydney, Melbourne and Brisbane and through a number of geographically dispersed agents. These agents are an important source of stable deposits. Deposits from other financial institutions and larger corporate entities who use the professional market are used as a source of funding for short-term trading positions only.

The offshore Debt Instrument Program, which enables funding in a variety of currencies and for various terms, has been expanded and continues to provide a broad source of funds for the economic entity. Another source of funding has been the domestic corporate bond market.

Note 40. Interest Rate Risk and Face Value

	Weighted average effective interest rate %	Floating interest rate maturities $M	Consolidated 2002 Fixed interest rate repricing 1 month or less $M	1 month to 3 months $M	3 months to 12 months $M	1 year to 5 years $M	Over 5 years $M	Non interest bearing $M	Total $M
On-Balance Sheet Assets									
Cash and liquid assets	2.6	283	–	–	–	–	–	–	283
Securities purchased under resale agreements	4.4	3,384	929	–	–	–	–	–	4,313
Trading assets	3.3	–	1,007	640	213	696	770	1,538	4,864
Other securities	4.2	–	396	539	343	388	–	271	1,937
Loan assets	6.9	2,425	3,454	2,242	216	764	106	2	9,209
Other financial market assets	–	–	–	–	–	–	–	4,630	4,630
Other financial assets	–	14	–	–	–	–	–	1,913	1,927
Life insurance investment assets*	2.2	234	–	–	325	4	–	2,025	2,588
Equity investments	–	–	–	–	–	–	–	102	102
Investments in associates and JVs	–	–	–	–	–	–	–	90	90
Fixed assets	–	–	–	–	–	–	–	135	135
Tax assets	–	–	–	–	–	–	–	156	156
Total On-Balance Sheet Assets		6,340	5,786	3,421	1,097	1,852	876	10,862	30,234
On-Balance Sheet Liabilities									
Due to other financial institutions	2.5	172	51	38	36	237	–	31	565
Securities sold under repurchase agreements	4.9	487	428	13	–	–	–	–	928
Securities borrowed	4.8	–	–	–	–	971	1,023	365	2,359
Deposits	2.6	3,252	194	500	101	328	145	–	4,520
Notes payable	2.9	–	3,314	4,416	1,332	372	–	–	9,434
Other financial markets liabilities	–	–	–	–	–	–	–	3,811	3,811
Tax liabilities	–	–	–	–	–	–	–	17	17
Other liabilities	1.6	1,057	–	–	–	–	–	1,866	2,923
Life insurance policy liabilities	–	–	–	–	–	–	–	2,539	2,539
Provisions for dividends and distributions	–	–	–	–	–	–	–	109	109
Deferred tax liabilities	–	–	–	–	–	–	–	100	100
Other provisions	–	–	–	–	–	–	–	120	120
Subordinated debt	5.2	–	110	–	122	10	–	–	242
Converting Preference Shares	7.4	–	–	–	–	150	–	–	150
Total On-Balance Sheet Liabilities		4,968	4,097	4,967	1,591	2,068	1,168	8,958	27,817
Off-Balance Sheet Instruments		–	70	737	(1,558)	834	234	–	317
Analysis of Interest Sensitivity Gap									
Net		1,372	1,759	(809)	(2,052)	618	(58)		
Cumulative Interest Sensitivity Gap		1,372	3,131	2,322	270	888	830		

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to the interest rate risk on life insurance investment assets. The shareholders are subject to interest rate risk on the surplus in the life insurance statutory funds.

Changes in market interest rates affect the level of future cash flows. The table details the exposure of the economic entity's assets and liabilities to interest rate risk. The amount shown represents the face value of financial assets and liabilities, or the equivalent asset or liability arising from a derivative financial instrument.

The interest rate shown is the effective interest rate or weighted average effective interest rate in respect of a class of assets or liabilities. For floating rate instruments the rate is the current market rate; for fixed rate instruments the rate is a historical rate. The bandings reflect the next contractual repricing date of the asset or liability.

Notes continued

As at 31 March 2002

Note 40. Interest Rate Risk and Face Value continued

				Consolidated 2001					
				Fixed interest rate repricing					
	Weighted average effective interest rate %	Floating interest rate maturities $M	1 month or less $M	1 month to 3 months $M	3 months to 12 months $M	1 year to 5 years $M	Over 5 years $M	Non interest bearing $M	Total $M
On-Balance Sheet Assets									
Cash and liquid assets	3.5	295	–	–	–	–	–	–	295
Securities purchased under resale agreements	5.1	2,624	699	–	–	–	–	–	3,323
Trading assets	3.8	–	983	939	98	541	393	1,238	4,192
Other securities	3.6	–	5	73	20	68	–	104	270
Loan assets	7.4	1,278	1,977	2,674	665	1,119	61	11	7,785
Other financial markets assets	–	–	–	–	–	–	–	7,493	7,493
Other financial assets	–	176	–	–	–	–	–	1,311	1,487
Life insurance investment assets*	3.5	51	–	–	1,137	245	102	1,045	2,580
Equity investments	–	–	–	–	–	–	–	88	88
Investments in associates and JVs	–	–	–	–	–	–	–	53	53
Fixed assets	–	–	–	–	–	–	–	108	108
Tax assets	–	–	–	–	–	–	–	174	174
Total On-Balance Sheet Assets		4,424	3,664	3,686	1,920	1,973	556	11,625	27,848
On-Balance Sheet Liabilities									
Due to other financial institutions	3.3	189	228	203	136	17	–	13	786
Securities sold under repurchase agreements	5.3	347	1,354	–	–	–	–	–	1,701
Securities borrowed	3.0	–	–	–	–	60	398	302	760
Deposits	4.2	2,354	743	432	84	231	21	–	3,865
Notes payable	5.5	–	4,027	3,080	824	69	–	–	8,000
Other financial markets liabilities	–	–	–	–	–	–	–	6,099	6,099
Tax liabilities	–	–	–	–	–	–	–	24	24
Other liabilities	0.3	577	–	–	–	–	–	1,418	1,995
Life insurance policy liabilities	–	–	–	–	–	–	–	2,535	2,535
Provisions for dividends and distributions	–	–	–	–	–	–	–	98	98
Deferred tax liabilities	–	–	–	–	–	–	–	138	138
Other provisions	–	–	–	–	–	–	–	103	103
Subordinated debt	6.2	–	246	–	–	10	–	–	256
Converting Preference Shares	7.4	–	–	–	–	150	–	–	150
Total On-Balance Sheet Liabilities		3,467	6,598	3,715	1,044	537	419	10,730	26,510
Off-Balance Sheet Instruments		–	33	2,336	273	(1,100)	133	–	1,675
Analysis of Interest Sensitivity Gap									
Net		957	(2,901)	2,307	1,149	336	270		
Cumulative Interest Sensitivity Gap		957	(1,944)	363	1,512	1,848	2,118		

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to the interest rate risk on life insurance investment assets. The members are subject to interest rate risk on the surplus in the life insurance statutory funds.

Notes continued

As at 31 March 2002

Note 40. Interest Rate Risk and Face Value continued

	1 month or less $M	1 month to 3 months $M	3 months to 12 months $M	1 year to 5 years $M	Over 5 years $M	Total $M
			Consolidated 2002			
Foreign exchange contracts	11,131	8,411	9,277	7,557	631	37,007
Commodity contracts	4,223	4,296	6,033	4,056	3,447	22,055
Equity contracts	797	2,973	1,432	857	39	6,098
Total Face Value of Off-Balance Sheet Financial Assets and Liabilities	16,151	15,680	16,742	12,470	4,117	65,160
			Consolidated 2001			
Foreign exchange contracts	16,840	8,998	11,213	11,192	1,345	49,588
Commodity contracts	4,505	5,016	3,995	2,872	1,269	20,657
Equity contracts	541	6,413	7,346	689	–	14,989
Total Face Value of Off-Balance Sheet Financial Assets and Liabilities	21,686	20,427	22,554	14,753	5,614	85,234

The table shows the face value of off-balance sheet financial assets and liabilities not included in the previous table.

The bandings represent the respective maturity or expiry date.

The interest rate risk table is prepared in accordance with the requirements of AASB 1033 Presentation and Disclosure of Financial Instruments and as such it does not include off-balance sheet derivative financial instruments relating to currencies, commodities or equities, nor certain off-balance sheet securities purchase and sale agreements, all of which are also interest rate sensitive. Therefore, for internal risk management, the Bank does not use the repricing information in the way presented in the table. Interest rate risk, like all market risk, is measured and controlled on the basis of a wide range of rate movement scenarios, including worst case scenarios, calculated daily and covering all interest rate sensitive instruments. The Bank also calculates daily Value At Risk measures for all market risks, including interest rate risk.

Note 41. Credit Risk and Net Fair Value

	Consolidated 2002 Credit Risk/Net Fair Value by Counterparty				
	Central Bank $M	Governments $M	Other Financial Institutions $M	Other $M	Total $M
On-Balance Sheet Financial Assets					
Cash and liquid assets	8	–	275	–	283
Securities purchased under resale agreements	–	81	1,602	2,630	4,313
Trading assets	–	1,189	1,133	2,542	4,864
Other securities	–	10	138	1,789	1,937
Loan assets	–	606	711	7,892	9,209
Other financial market assets	–	131	1,873	2,626	4,630
Other financial assets	–	–	–	1,927	1,927
Life insurance investment assets*	–	–	–	2,588	2,588
Equity investments	–	–	–	102	102
Investments in associates and JVs	–	–	–	90	90
Total On-Balance Sheet Financial Assets	8	2,017	5,732	22,186	29,943
Reconciliation of Other Financial Market Assets:					
Interest rate contracts	–	64	681	309	1,054
Foreign exchange contracts	–	67	961	1,319	2,347
Commodity contracts	–	–	231	841	1,072
Equity contracts	–	–	–	157	167
Total On-Balance Sheet Revaluations of Off-Balance Sheet Financial Assets	–	131	1,873	2,626	4,630

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to credit risk on life insurance investment assets. The members are subject to interest rate risk on the surplus in the life insurance statutory funds.

Net fair value reflects the present value of future cash flows associated with a financial asset or liability, including the cost of exchange or settlement where appropriate. Net fair value is a combination of the quoted market price and valuation techniques based upon option pricing models. Except for certain equity investments, the carrying value of on-balance sheet financial assets is not materially different to the net fair value of these items.

The net fair value in respect of financial assets represents maximum credit risk, which is the potential loss arising through the default of counterparties to financial instruments. In accordance with AASB 1033 Presentation and Disclosure of Financial Instruments the amount at risk excludes the value of any collateral or other security provided by the counterparty.

These disclosures do not reflect the impact of any master netting arrangements.

For the purposes of the disclosures, the definition of financial assets does not include fixed assets and tax assets.

Notes continued

As at 31 March 2002

Note 41. Credit Risk and Net Fair Value continued

	Consolidated 2001 Credit Risk/Net Fair Value by Counterparty				
	Central Bank $M	Governments $M	Other Financial Institutions $M	Other $M	Total $M
On-Balance Sheet Financial Assets					
Cash and liquid assets	133	–	110	52	295
Securities purchased under resale agreements	–	274	2,018	1,031	3,323
Trading assets	–	774	1,581	1,837	4,192
Other securities	–	10	6	254	270
Loan assets	–	705	456	6,624	7,785
Other financial market assets	–	359	3,089	4,045	7,493
Other financial assets	–	–	–	1,487	1,487
Life insurance investment assets*	–	–	–	2,580	2,580
Equity investments	–	–	–	88	88
Investments in associates and JVs	–	–	–	53	53
Total On-Balance Sheet Financial Assets	133	2,122	7,260	18,051	27,566
Reconciliation of Other Financial Market Assets:					
Interest rate contracts	–	104	985	798	1,887
Foreign exchange contracts	–	255	1,696	2,581	4,532
Commodity contracts	–	–	408	603	1,011
Equity contracts	–	–	–	63	63
Total On-Balance Sheet Revaluations of Off-Balance Sheet Financial Assets	–	359	3,089	4,045	7,493

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to credit risk on life insurance investment assets. The members are subject to interest rate risk on the surplus in the life insurance statutory funds.

Note 41. Credit Risk and Net Fair Value continued

	Consolidated 2002 Credit Risk/Net Fair Value by Region of Exposure					
	Australia $M	**Europe $M**	**North America $M**	**Asia $M**	**Other $M**	**Total $M**
On-Balance Sheet Financial Assets						
Cash and liquid assets	108	48	85	41	1	283
Securities purchased under resale agreements	3,645	599	69	–	–	4,313
Trading assets	3,853	410	95	470	36	4,864
Other securities	228	922	526	261	–	1,937
Loan assets	8,060	115	177	718	139	9,209
Other financial market assets	2,858	927	674	117	54	4,630
Other financial assets	1,465	320	86	52	4	1,927
Life insurance investment assets*	2,588	–	–	–	–	2,588
Equity investments	50	17	5	15	15	102
Investments in associates and JVs	43	–	35	9	3	90
Total On-Balance Sheet Financial Assets	22,898	3,358	1,752	1,683	252	29,943
Reconciliation of Other Financial Market Assets:						
Interest rate contracts	640	155	240	20	–	1,055
Foreign exchange contracts	1,465	560	287	33	1	2,346
Commodity contracts	614	204	147	54	53	1,072
Equity contracts	139	8	–	10	–	157
Total On-Balance Sheet Revaluations of Off-Balance Sheet Financial Assets	2,858	927	674	117	54	4,630

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to credit risk on life insurance investment assets. The members are subject to interest rate risk on the surplus in the life insurance statutory funds.

Notes continued

As at 31 March 2002

Note 41. Credit Risk and Net Fair Value continued

Consolidated 2001 — Credit Risk/Net Fair Value by Region of Exposure

	Australia $M	Europe $M	North America $M	Asia $M	Other $M	Total $M
On-Balance Sheet Financial Assets						
Cash and liquid assets	191	11	43	37	13	295
Securities purchased under resale agreements	2,396	891	34	2	–	3,323
Trading assets	3,431	285	40	436	–	4,192
Other securities	183	–	12	75	–	270
Loan assets	6,789	252	50	511	183	7,785
Other financial market assets	4,517	1,652	1,075	249	–	7,493
Other financial assets	1,119	230	31	105	2	1,487
Life insurance investment assets*	2,580	–	–	–	–	2,580
Equity investments	28	19	12	17	12	88
Investments in associates and JVs	34	–	4	12	3	53
Total On-Balance Sheet Financial Assets	21,268	3,340	1,301	1,444	213	27,566
Reconciliation of Other Financial Market Assets:						
Interest rate contracts	1,246	310	309	22	–	1,887
Foreign exchange contracts	2,802	1,022	534	174	–	4,532
Commodity contracts	433	320	232	26	–	1,011
Equity contracts	36	–	–	27	–	63
Total On-Balance Sheet Revaluations of Off-Balance Sheet Financial Assets	4,517	1,652	1,075	249	–	7,493

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to credit risk on life insurance investment assets. The members are subject to interest rate risk on the surplus in the life insurance statutory funds.

Net Fair Value by Region of Exposure

	Australia $M	Europe $M	North America $M	Asia $M	Other $M	Total $M
			Consolidated 2002			
On-Balance Sheet Revaluations of Off-Balance Sheet Financial Liabilities						
Interest rate contracts	415	194	364	5	1	979
Foreign exchange contracts	1,113	414	246	29	1	1,803
Commodity contracts	225	411	209	49	6	900
Equity contracts	123	6	–	–	–	129
Total On-Balance Sheet Revaluations of Off-Balance Sheet Financial Liabilities	1,876	1,025	819	83	8	3,811

Note 41. Credit Risk and Net Fair Value continued

Net Fair Value by Region of Exposure

	Australia $M	Europe $M	North America $M	Asia $M	Other $M	Total $M
			Consolidated 2001			
On-Balance Sheet Revaluations of Off-Balance Sheet Financial Liabilities						
Interest rate contracts	878	304	413	19	3	1,617
Foreign exchange contracts	2,231	779	478	247	–	3,735
Commodity contracts	214	212	179	44	37	686
Equity contracts	61	–	–	–	–	61
Total On-Balance Sheet Revaluations of Off-Balance Sheet Financial Liabilities	3,384	1,295	1,070	310	40	6,099

The table details the net fair value of off-balance sheet financial liabilities.

Note 42. Audit and Other Services Provided by PricewaterhouseCoopers (PwC)

During the financial year, the auditor of the Bank, PwC, and its related practices earned the following remuneration:

	Consolidated 2002 $000	Consolidated 2001 $000	Bank 2002 $000	Bank 2001 $000
PwC – Australian Firm				
Audit and review of financial reports of the Bank or any entity in the economic entity	1,184	1,016	805	796
Other audit-related work	618	188	618	188
Other assurance services	40	232	40	232
Total audit and other assurance services	1,842	1,436	1,463	1,216
Advisory services	725	–	725	–
Taxation	1,306	1,974	911	1,478
Consulting	–	124	–	124
Total Remuneration Paid to PwC – Australian Firm	3,873	3,534	3,099	2,818
Related Practices of PwC – Australian Firm (including PwC – Overseas Firms)				
Audit and review of financial reports of the Bank or any entity in the economic entity	641	680	9	6
Other audit-related work	271	194	8	8
Other assurance services	349	480	–	–
Total audit and other assurance services	1,261	1,354	17	14
Taxation	1,359	451	–	–
PwC Legal	44	62	44	62
Total Remuneration Paid to Related Practices of PwC – Australian Firm	2,664	1,867	61	76
Total Remuneration Paid to PwC	6,537	5,401	3,160	2,894

It is the Bank's policy to employ PwC on assignments additional to their statutory audit duties where PwC's expertise and experience with the Bank are important; these assignments are principally tax advice and due diligence reporting on acquisitions, or where PwC is awarded assignments on a competitive basis.

It is the Bank's policy to seek competitive tenders for all major consulting projects.

Notes continued

As at 31 March 2002

Note 43. Events Subsequent to Balance Date

On 2 April 2002, a controlled entity of the Bank acquired 100% of the issued capital of ntl Belgium sprl, the chief entity of ntl Australia Holdings Pty Limited (collectively ntl).

The principal activities of ntl are:

- provision of television and radio transmission services to Australian national broadcasters;
- provision of equipment hosting services to regional and community broadcasters, telecommunications operators and emergency services communication providers; and
- construction of a microwave telecommunications network along the eastern coast of Australia for the carriage of digital video signals and wholesale bandwidth.

ntl Belgium sprl was purchased for an initial cost of $313 million with additional consideration payable of up to $20 million in 2003, subject to any warranty claims and purchase price adjustments.

The estimated fair value of the assets and liabilities of ntl at the date of acquisition were as follows:

	$M
Cash and other assets	47
Fixed assets	584
Intangible assets	
Customer contracts	247
Goodwill on acquisition	110
Payables and provisions	(138)
Enterprise Value	850
Borrowings	(517)
Total purchase price (subject to final adjustments)	(333)

The existing ntl borrowings have been refinanced through a bridge debt facility and funding from the MBL Group of $102 million.

The actual fair value of the net assets and resulting goodwill may change as a result of the completion of valuations (which are not yet completed due to the geographic diversity and number of assets acquired) and final allocation of the purchase price.

The financial effects of this transaction have not been brought to account as at 31 March 2002. The operating results, assets and liabilities of ntl will be consolidated from 2 April 2002.

Directors' Declaration
Independent Audit Report

Directors' declaration

The Directors declare that the financial report and notes set out on pages 8 to 66:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Bank's and consolidated entity's financial position as at 31 March 2002 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial report and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

D.S. Clarke
Director

A.E. Moss
Director

Sydney
15 May 2002

Independent Audit Report

To the Members of Macquarie Bank Limited

Scope

We have audited the financial report of Macquarie Bank Limited (the Bank) for the financial year ended 31 March 2002 as set out on pages 8 to 67. The Bank's Directors are responsible for the financial report which includes the financial statements of the Bank and the consolidated financial statements of the economic entity comprising the Bank and the entities it controlled at the end of, or during, the financial year. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Bank.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia, so as to present a view which is consistent with our understanding of the Bank's and the economic entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of the Bank is in accordance with:

(a) the Corporations Act 2001, including:
  (i) giving a true and fair view of the Bank's and the economic entity's financial position as at 31 March 2002 and of their performance for the financial year ended on that date; and
  (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

PricewaterhouseCoopers
Chartered Accountants

D.H. Armstrong
Partner

Sydney
15 May 2002

Investor Information

Fully-paid ordinary shares

Twenty Largest Ordinary Shareholders at 20 May 2002	Ordinary Shares	% of Ordinary Shares
JP Morgan Nominees	22,012,899	11.09
National Nominees Limited	20,866,529	10.51
Westpac Custodian Nominees Limited	10,864,645	5.47
Queensland Investment Corporation	7,445,689	3.75
Citicorp Nominees Pty Limited <CFS Wsle Imputation Fnd A/C>	6,041,705	3.04
Citicorp Nominees Pty Limited	4,416,127	2.22
Commonwealth Custodial Services Limited	4,387,884	2.21
HSBC Custody Nominees (Australia) Limited	3,528,653	1.78
Citicorp Nominees Pty Limited <CFS Wsle Aust Share Fnd A/C>	3,431,065	1.73
Citicorp Nominees Pty Ltd <CFS Imputation Fund A/C>	3,377,541	1.70
Argo Investments Limited	3,236,120	1.63
AMP Life Limited	3,202,593	1.61
RBC Global Services Australia Nominees Pty Limited <MTRAEF>	3,076,030	1.55
ANZ Nominees Limited	2,700,768	1.36
Citicorp Nominees Pty Limited <CFS Wsle Geared Share Fnd A/C>	2,684,102	1.35
RBC Global Services Australia Nominees Pty Limited <RA A/C>	2,419,240	1.22
Citicorp Nominees Pty Ltd <CFS WSLE Industrial Shr A/c>	2,350,779	1.18
MLC Limited C/- Westpac Custodian Nominees Limited	2,250,455	1.13
ING Life Limited	2,013,376	1.01
The National Mutual Life Association of Australasia Limited	1,651,058	0.83
	111,957,258	56.37

Substantial shareholders

At 20 May 2002 the following shareholders were registered by the Company as substantial shareholders, having declared a relevant interest in accordance with the Corporations Law, in the voting shares below:

Holder	Ordinary Shares	Date of Notice
CBA Group Companies	25,908,213	9 April 2002
Deutsche Australia Limited	9,977,674	5 April 2002
Merrill Lynch Investment Managers Limited	9,945,272	18 January 2002
Permanent Trustee Company Limited	11,620,011	21 April 1999

Spread of ordinary shareholdings

Details of the spread of Ordinary shareholders at 20 May 2002 were as follows:

Range	Shareholders	Shares
1-1,000 shares	21,965	9,098,902
1,001-5,000	5,617	11,789,218
5,001-10,000	642	4,564,651
10,001-100,000	757	21,253,123
100,001 shares and over	144	151,793,934
	29,125	198,499,828

47 shareholders (representing 358 fully paid shares) held less than a marketable parcel.

All 21,387,533 options on issue at 20 May 2002 are held by Lacuna Nominees Pty Limited as nominee for participants in the Bank's Employee Option Plan.

Converting preference shares

Twenty Largest Converting Preference Shareholders at 20 May 2002	Converting Preference Shares	% of Converting Preference Shares
Westpac Custodian Nominees Limited	168,717	11.25
AMP Life Limited	130,000	8.67
RBC Global Services Australia Nominees Pty Limited <PP A/C>	57,477	3.83
Citicorp Nominees Pty Limited	50,580	3.37
Mr Alfred Orenstein & Mrs Lucy Orenstein	46,500	3.10
Citibank Limited c/- Regional Processing Centre Derivatives	37,500	2.50
Brencorp No 11 Pty Limited	29,094	1.94
GIO General Ltd	28,260	1.88
J P Morgan Nominees Australia	22,147	1.48
Questor Financial Services Limited <TPS RF A/C>	19,685	1.31
Brispot Nominees Pty Ltd <House Head Nominee No 1 A/C>	19,078	1.27
The University of Melbourne	18,500	1.23
Perpetual Trustee Company Ltd <Flexiplan A/C>	15,862	1.06
Lucy Orenstein	15,000	1.00
Perpetual Trustee Company Limited <KAP004 A/C>	14,000	0.93
Trust Company of Australia Ltd <Common Fund V6 A/C>	11,405	0.76
Baker Custodian Corporation c/- ANZ Executors & Trustee Company Limited	11,000	0.73
Sydney Legacy Appeals Fund c/- Mr Sunil Arora	11,000	0.73
Hardings Hardware Pty Ltd	10,810	0.72
Commonwealth Custodial Services Limited	10,000	0.67
	726,615	48.43

Spread of shareholdings

Details of the spread of Converting Preference Shareholders at 20 May 2002 were as follows:

	Holders	Shares
1-1,000 shares	1,247	352,025
1,001-5,000	130	330,776
5,001-10,000	13	100,584
10,001-100,000	17	417,898
100,001 shares and over	2	298,717
	1,409	1,500,000

One shareholder (representing three converting preference shares) held less than a marketable parcel.

Investor Information continued

Macquarie Income Securities
Twenty Largest Macquarie Income Security Holders at 20 May 2002

	Macquarie Income Securities	% of Macquarie Income Securities
Citicorp Nominees Pty Ltd	245,264	6.13
National Mutual Life Nominees Limited <IM Account>	170,000	4.25
Treaty Services Pty Ltd	123,753	3.09
J P Morgan Nominees Australia Limited	96,270	2.41
Questor Financial Services Limited <TPS RF A/C>	79,715	1.99
National Nominees Limited	57,573	1.44
Perpetual Trustee Company Ltd <Flexiplan A/C>	49,552	1.24
UBS Warburg Private Clients Nominees Pty Ltd	43,848	1.10
Gehar Pty Ltd c/- Mr & Mrs G Harris	41,951	1.05
Tower Trust Limited	41,089	1.03
J B Were Capital Markets Limited	41,000	1.03
The Australian National University	32,775	0.82
Merrill Lynch (Australia) Nominees Pty Ltd	31,377	0.78
Commonwealth Custodial Services Limited	30,570	0.76
Westpac Custodian Nominees Limited	29,500	0.74
Temple Society Central Fund	25,500	0.64
Albert Investments Pty Ltd	25,000	0.63
J Albert & Son Pty Ltd	25,000	0.63
Broncorp No 11 Pty Limited	22,550	0.56
Courtware (Australia) Pty Ltd	20,000	0.50
	1,232,287	30.82

Spread of holdings
Details of the spread of Macquarie Income Security Holders at 20 May 2002 were as follows:

	Holders	Securities
1-1,000 securities	5,515	1,528,129
1,001-5,000	347	743,999
5,001-10,000	35	250,112
10,001-100,000	34	938,743
100,001 securities and over	3	539,017
	5,934	4,000,000

There were no Macquarie Income Securities holders with less than a marketable parcel.

2002 Annual General Meeting
The 2002 Annual General Meeting of the Bank will be held at 10.30 am on Thursday, 25 July 2002 at The Westin Sydney, in the Grand Ballroom, Lower Level, No. 1 Martin Place, Sydney. Details of the business of the meeting are contained in the separate Notice of Meeting sent to holders.

Voting rights
Ordinary shares
At meetings of members or classes of members each member may vote in person or by proxy or attorney. On a show of hands every person present who is a member or a representative of a member has one vote and on a poll every member present in person or by proxy or attorney has:

I. one vote for each fully paid share held, and
II. that proportion of a vote for any partly paid ordinary share held that the amount paid on the partly paid share bears to the total issue price of the share.

Converting preference shares
Holders of converting preference shares have:

A. the right to vote at any general meeting of the Bank only in the following circumstances:
  i. during a period during which a dividend (or part of a dividend) in respect of the shares is in arrears
  ii. on a proposal to reduce the Bank's share capital
  iii. on a resolution to approve the terms of a buy-back agreement
  iv. on a proposal that affects rights attached to the share
  v. on a proposal to wind up the Bank
  vi. on a proposal for the disposal of the whole of the Bank's property, business and undertaking
  vii. during the winding up of the Bank, and
B. the same voting rights, in those circumstances, as holders of ordinary shares (as set out above).

Macquarie Income Securities
Holders of Macquarie Income Securities, as holders of preference shares, have:

A. the right to vote at any general meeting of the Bank only in each of the following circumstances:
  i. during a period when two consecutive semi-annual dividends due and payable on the preference shares have not been paid in full, and no optional dividend (as defined in the preference share terms) has been paid
  ii. on any proposal to reduce the Bank's share capital
  iii. on any resolution to approve the terms of a buy-back agreement
  iv. on any proposal that affects the rights attaching to the preference shares
  v. on a proposal to wind up the Bank
  vi. on any proposal for the disposal of the whole of the Bank's property, business and undertaking
  vii. during the winding up of the Bank, and
B. the same voting rights, in those circumstances, as holders of ordinary shares (as set out above).

Stock exchange listing
Fully paid ordinary shares and converting preference shares issued by Macquarie Bank Limited and Macquarie Income Securities are quoted on the Australian Stock Exchange. Macquarie Bank's code on the Australian Stock Exchange is MBL, the converting preference shares' code is MBLPA and the Macquarie Income Securities' code is MBLHB.

Enquiries
Investors who wish to enquire about any matter relating to their shareholding or Macquarie Income Securities holding are invited to contact the Share Registry office below or visit its internet site at www.computershare.com.

Computershare Investor Services Pty Limited
GPO Box 7045
Sydney NSW 1115
Australia

Telephone: (03) 9615 5970
Freecall: 1300 855 080
Facsimile: (02) 8234 5050

Email: sydney.services@computershare.com.au

Website: www.computershare.com

Any other enquiries relating to your Macquarie Bank share investment or Macquarie Income Securities can be directed to:

Investor Relations
Macquarie Bank Limited
Level 15
No. 1 Martin Place
Sydney New South Wales 2000
Australia

Telephone: (02) 8232 4750
Facsimile: (02) 8232 4330

Email: investor.information@macquarie.com

The Bank's Company Secretary, Dennis Leong, may be contacted on the numbers above.

Five Year Summary

Year ended 31 March	1998	1999	2000	2001	2002
Financial Performance ($ million)					
Total income from ordinary activities	665	815	1,187	1,472	**1,600**
Total expenses from ordinary activities	498	597	885	1,147	**1,245**
Profit from ordinary activities					
before income tax	167	218	302	325	**355**
Income tax expense	26	53	79	53	**76**
Profit from ordinary activities	141	165	223	272	**279**
Outside equity interest	-	–	–	1	**–**
Macquarie Income Securities distributions	-	-	12	31	**29**
Profit from ordinary activities after income					
tax attributable to ordinary equity holders	141	165	211	242	**250**
($ million)					
Total assets	7,929	9,456	23,389	27,848	**30,234**
Total liabilities	7,348	8,805	22,154	26,510	**27,817**
Net assets	581	651	1,235	1,338	**2,417**
Risk weighted assets	4,967	4,987	8,511	9,860	**10,651**
Total loan assets	3,158	4,002	6,518	7,785	**9,209**
Impaired assets (net of provisions)	12	44	23	31	**34**
Share Information					
Cash dividends per share (cents per share)					
1st Half	21.0	30.0	34.0	41.0	**41.0**
2nd Half	30.0	38.0	52.0	52.0	**52.0**
Total	51.0	68.0	86.0	93.0	**93.0**
Basic earnings per share (cents)	88.1	101.3	124.33	138.88	**132.83**
Share price at 31 March ($)	14.35	19.10	26.40	27.63	**33.26**
Ordinary share capital (million shares) (a)	157.6	161.1	171.2	175.9	**198.5**
Market capitalisation at 31 March					
(fully paid ordinary shares) ($ million)	2,262	3,077	4,520	4,860	**6,602**
Ratios					
Return on average ordinary share capital	26.1%	26.8%	28.1%	27.1%	**18.7%**
Payout ratio	57.9%	67.2%	70.0%	67.5%	**73.6%**
Tier 1 ratio	11.7%	13.0%	14.5%	12.9%	**17.8%**
Capital adequacy ratio	16.4%	17.3%	18.4%	16.0%	**19.4%**
Impaired assets as % of loan assets	0.4%	1.1%	0.3%	0.4%	**0.4%**
Net loan losses as % of loan assets	0.0%	0.1%	0.1%	0.1%	**0.2%**
Funds Under Management ($ billion)					
Listed	2.3	3.0	4.2	6.9	**11.8**
Unlisted					
Retail	8.9	9.8	9.6	10.6	**11.7**
Wholesale	10.5	10.0	12.5	13.4	**17.8**
Total	21.7	22.8	26.3	30.9	**41.3**
Staff Numbers	2,474	3,119 (b)	4,070 (b)	4,467 (b)	**4,726 (b)**

(a) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.

(b) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

Contact Directory

Directory of offices from which Macquarie Bank and/or its subsidiaries conduct operations.

Australia

Sydney
No. 1 Martin Place
Sydney NSW 2000
Tel: (02) 8232 3333
Fax: (02) 8232 7780
Telex: 122246

20 Bond Street
Sydney NSW 2000
Tel: (02) 8232 3333
Fax: (02) 8232 3350
Telex: 122246

9 Hunter Street
Sydney NSW 2000
Tel: (02) 8232 3333
Fax: (02) 8232 3350
Telex: 122246

Gosford
Suite 1
215 Albany Street North
Gosford NSW 2250
Tel: (02) 4324 2799
Fax: (02) 4324 3924

Melbourne
101 Collins Street
Melbourne VIC 3000
Tel: (03) 9635 8000
Fax: (03) 9635 8080

Macquarie Leasing
Level 4, 432 St Kilda Road
Melbourne VIC 3004
Tel: (03) 9864 2800
Fax: (03) 9866 6815

Brisbane
300 Queen Street
Brisbane QLD 4000
Tel: (07) 3233 5333
Fax: (07) 3233 5370

Macquarie Financial Services
Comalco Place
12 Creek Street
Brisbane QLD 4001
Tel: (07) 3233 5888
Fax: (07) 3233 5999

Rowes Arcade, Level 1
235 Edward Street
Brisbane QLD 4000
Tel: (07) 3221 2140
Fax: (07) 3229 0356

Cairns
36 Grafton Street
Cairns QLD 4870
Tel: (07) 4051 2922
Fax: (07) 4051 3698

Noosa
69 Mary Street
Noosaville QLD 4566
Tel: (07) 5474 1008
Fax: (07) 5474 2359

Shepparton
Shop 10, 127 Fryer Street
Shepparton VIC 3630
Tel: (03) 5822 2876
Fax: (03) 5822 1583

Southport
12 Short Street
Southport QLD 4215
Tel: (07) 5532 8955
Fax: (07) 5532 8731

Toowoomba
The Old Post Office Building
1st Floor, 140 Margaret Street
Toowoomba QLD 4350
Tel: (07) 4639 2588
Fax: (07) 4639 3905

Townsville
51 Sturt Street
Townsville QLD 4810
Tel: (07) 4771 6089
Fax: (07) 4771 6244

Gold Coast
Level 1, Main Beach Plaza
20 Tedder Avenue
Main Beach QLD 4217
Tel: (07) 5571 0706
Fax: (07) 5571 0958

Perth
77 St George's Terrace
Perth WA 6000
Tel: (08) 9224 0666
Fax: (08) 9224 0633

Kalgoorlie
63 Hannan Street
Kalgoorlie WA 6430
Tel: (08) 9021 1422
Fax: (08) 9021 8133

Adelaide
Level 1, West Wing
50 Grenfell Street
Adelaide SA 5000
Tel: (08) 8203 0200
Fax: (08) 8212 4829
Country callers:
1800 806 310

Macquarie Dry Cutten
Mount Gambier
8c Helen Street
Mount Gambier SA 5290
Tel: (08) 8724 9544
Fax: (08) 8724 9252

Austria
Vienna
Wienerbergstrasse 11
Tower East, 31 Floor
1100 Vienna Austria
Tel: (1) 205 300 20
Fax: (1) 205 300 30

Brazil
Sao Paulo
Rua Jeronimo da Veiga
45 - cj 141 - 14th Floor
Sao Paulo, SP
Brazil 04536-000
Tel: (11) 3066 2600
Fax: (11) 3167 3807

Canada
Toronto
Suite 810, 171 King Street West
Toronto, Ontario
M5H 3T9 Canada
Tel: (416) 594 0200
Fax: (416) 594 0020

Vancouver
Suite 1780, Royal Centre
1055 West George Street
PO Box 11143
Vancouver BC V6E 3P3
Canada
Tel: (604) 605 3944
Fax: (604) 605 1634

China
Shanghai
Level 25, City Center
100 Zun Yi Road
Hong Qiao
Shanghai 200051 PRC
Tel: (21) 6237 1112
Fax: (21) 6237 1387

5C, Dong Yi Building
No.88-90 Chang Shu Road
Shanghai 200040 PRC
Tel: (21) 6249 2212
Fax: (21) 6249 2810

Tianjin
145 Mu Nan Dao
Heping District
Tianjin PRC 300050
Tel: (22) 2313 4528
Fax: (22) 2313 4529

Germany
Frankfurt
Beethovenstrasse 8
60325 Frankfurt am Main
Germany
Tel: (69) 7474 9710
Fax: (69) 7474 9797

Munich
Maximilianstr. 32
80539 Munich
Germany
Tel: (89) 290 530
Fax: (89) 290 5320

Hong Kong
17/F Citic Tower
1 Tim Mei Avenue
Central
Hong Kong
Tel: 2823 3700
Fax: 2823 3790

Indonesia
Jakarta
Jakarta Stock Exchange Building
Tower 2, 8th Floor
Jalan Jend. Sudirman Kav. 52-53 Block F-2
Jakarta 12910
Indonesia
Tel: (21) 515 4585
Fax: (21) 515 4579

Japan
Tokyo
Taisho Seimei Hibiya Building 10F
9-1 Yurakucho 1 Chome
Chiyoda-ku Tokyo 100 0006
Japan
Tel: (3) 5220 2727
Fax: (3) 5220 2726

c/- Mizuho Securities
Level 6, Otemachi First Square
1-5-1 Otemachi
Chiyoda-ku Tokyo 100 0004
Tel: (3) 5208 3119
Fax: (3) 3516 7224

Korea
Seoul
4th Floor, Hanwha Building
110 Sokong-Dong, Chung-gu
Seoul, Korea 100-755
Tel: (2) 3782 2200
Fax: (2) 3782 2299

Kookmin Macquarie Business Cooperation
Kookmin Bank Building
9-1, 2-ga, Namdaemun-Ro,
Chung-gu, Seoul 100-703,
Korea
Tel: (2) 317 2740
Fax: (2) 317 2778

Macquarie IMM Investment Management
4th Floor Hanwha Building
110 Sokong-Dong, Chung-gu
Seoul, Korea 100-755
Tel: (2) 3782 2300
Fax: (2) 3782 2400

Shinhan Macquarie Financial Advisory
16th Floor, Shinhan Bank Bldg.
120 Taepyungro 2-ga
Chung-gu
Seoul 100-102 Korea
Tel: (2) 6263 8300
Fax: (2) 6263 8050

Malaysia
Kuala Lumpur
Level 12, Menara Dion
27 Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
Tel: (3) 381 3081
Fax: (3) 381 3082

New Zealand
Auckland
Level 14, Phillips Fox Tower
209 Queen Street
Auckland 1 New Zealand
Tel: (09) 357 6931
Fax: (09) 309 6220

Christchurch
Level 17, Forsyth Barr House
764 Colombo Street
Christchurch
New Zealand
Tel: (03) 366 8851
Fax: (03) 366 8852

Wellington
Ground Floor
Lombard House
95 Customhouse Quay
Wellington
New Zealand
Tel: (04) 462 4999
Fax: (04) 462 4900

Singapore
23 Church Street
#11-05 Capital Square
Singapore 049481
Tel: 6536 3875
Fax: 6536 3926

South Africa
Cape Town
Kildare House
Fedsure Oval
1 Oakdale Road
Newlands 7700
Cape Town, South Africa
Tel: (21) 683 9355
Fax: (21) 683 8565

Macquarie Financial Services (Innofin Pty Limited)
Tuscan Park Block A
Cnr of Old Oak and Twist Streets
Durbanville 7536
Cape Town, South Africa
Tel: (21) 917 9006
Fax: (21) 917 9223

Johannesburg
2nd Floor, West Tower
Sandton Square
Cnr Fifth and Maud Streets
Sandown 2146
Johannesburg, South Africa
Tel: (11) 881 5930
Fax: (11) 881 5881

c/- ABSA Corporate Bank
180 Commissioner Street
Johannesburg
2001 South Africa
Tel: (11) 350 6392
Fax: (11) 350 2519

c/- Standard Corporate and Merchant Bank
Level 4, 3 Simmonds Street
Johannesburg 2001
South Africa
Tel: (11) 636 0100
Fax: (11) 636 2822

United Kingdom
London
Level 30, CityPoint
One Ropemaker St
London EC2Y 9HD
United Kingdom
Tel: (20) 7065 2000
Fax: (20) 7065 2191

United States of America
Chicago
One Financial Place
440 South LaSalle Street
Suite 2940
Chicago, Illinois
60605 USA
Tel: (312) 521 6888
Fax: (312) 521 6877

Macquarie Capital Partners
Chicago
11 South LaSalle Street
4th floor
Chicago, Illinois
60605 USA
Tel: (312) 499 8500
Fax: (312) 499 8686

Medalist Golf Developments
Jupiter
501 North A1A
Jupiter, Florida
33477 USA
Tel: (561) 743 9082
Fax: (561) 743 2408

Four Corners Capital Management
Los Angeles
49th Floor
633 West Fifth Street
Los Angeles
CA 90071 USA
Tel: (213) 233 4444
Fax: (213) 233 4470

New York
Rockefeller Center
Level 21, 600 Fifth Avenue
New York, NY
10020 USA
Tel: (212) 548 6555
Fax: (212) 399 8930

Seattle
City Center
1420 Fifth Avenue
Suite 2200, Seattle
WA 98101 USA
Tel: (206) 583 8385
Fax: (206) 328 8085

Investor Relations
Tel: (02) 8232 4750
Fax: (02) 8232 4330

Registered Office
Level 9
15 London Circuit
Canberra ACT 2600
Tel: (02) 6274 3000

Share Registry
Computershare Investor Services Pty Ltd
GPO Box 7045
Sydney NSW 1115
Tel: 1300 855 080
Fax: (02) 8234 5050

Genmaco Registry
ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232
Tel: (02) 8280 7111
Fax: (02) 9261 8489

Please note
No country codes have been included. When telephoning Australia or New Zealand, the first '0' in the area code should not be dialled.

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